As filed with the SEC on ____________.               Registration No.___________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
               OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED
                                 ON FORM N-8B-2

                                   ----------

                            PRUCO LIFE OF NEW JERSEY
                          VARIABLE APPRECIABLE ACCOUNT
                              (Exact Name of Trust)

                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                               (Name of Depositor)

                              213 Washington Street
                          Newark, New Jersey 07102-2992
                                 (800) 286-7754
          (Address and telephone number of principal executive offices)

                                   ----------

                                Thomas C. Castano
                               Assistant Secretary
                   Pruco Life Insurance Company of New Jersey
                              213 Washington Street
                          Newark, New Jersey 07102-2992
                     (Name and address of agent for service)

                                    Copy to:
                                Jeffrey C. Martin
                                 Shea & Gardner
                         1800 Massachusetts Avenue, N.W.
                             Washington, D.C. 20036

                                   ----------

Variable Universal Life Insurance Contracts -- Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant elects to register an indefinite amount of securities.

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective on such dates as the Commission, action pursuant to said Section 8(a), may determine.

This filing is being made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

Registrant elects to be governed by Rules 6e-3(T)(b)(13)(i)(A) under the Investment Company Act of 1940 with respect to the Contract described in this Registration Statement.

                              CROSS REFERENCE SHEET
                           (as required by Form N-B-2)

N-B-2 Item Number                    Location
-----------------                    --------

       1.                            Cover Page

       2.                            Cover Page

       3.                            Not Applicable

       4.                            Sale of the Contracts and Sales Commissions

       5.                            Pruco Life of New Jersey Variable
                                     Appreciable Account

       6.                            Pruco Life of New Jersey Variable
                                     Appreciable Account

       7.                            Not Applicable

       8.                            Not Applicable

       9.                            Litigation and Regulatory Proceedings

       10.                           Introduction and Summary; Voting Rights;
                                     Charges and Expenses; Short-Term
                                     Cancellation Right or "Free Look"; Types of
                                     Death Benefit; Changing the Type of Death
                                     Benefit; Riders; Premiums; Allocation of
                                     Premiums; Transfers; How a Contract's
                                     Surrender Value Will Vary; How a Type A
                                     (Fixed) Contract's Death Benefit Will Vary;
                                     How a Type B (Variable) Contract's Death
                                     Benefit Will Vary; How a Type C (Return of
                                     Premium) Contract's Death Benefit Will
                                     Vary; Cash Surrender of a Contract;
                                     Withdrawals; Lapse and Reinstatement;
                                     Decreases in Basic Insurance Amount; When
                                     Proceeds are Paid; Contract Loans; Other
                                     General Contract Provisions; Substitution of Fund Shares

       11. Introduction and Summary; Pruco Life of New Jersey Variable Appreciable Account

       12. Cover Page; Introduction and Summary; The Funds; Sale of the Contract and Sales Commissions

       13.                           Introduction and Summary; The Funds;
                                     Charges and Expenses; Premiums; Allocation of Premiums; Sale of the Contract and Sales Commissions

       14. Introduction and Summary; Detailed Information for Prospective Contract Owners

       15.                           Introduction and Summary; Premiums;
                                     Allocation of Premiums; Transfers

       16.                           Introduction and Summary; Detailed
                                     Information for Contract Owners

       17.                           When Proceeds are Paid

       18.                           Pruco Life of New Jersey Variable
                                     Appreciable Account

       19.                           Reports to Contract Owners

N-B-2 Item Number                    Location
-----------------                    --------

       20.                           Not Applicable

       21.                           Contract Loans

       22.                           Not Applicable

       23.                           Not Applicable

       24.                           Other General Contract Provisions

       25.                           Pruco Life Insurance Company of New Jersey

       26.                           Introduction and Summary; The Funds;
                                     Charges and Expenses

       27.                           Pruco Life Insurance Company of New Jersey;
                                     The Funds

       28.                           Pruco Life Insurance Company of New Jersey;
                                     Directors and Officers

       29.                           Pruco Life Insurance Company of New Jersey

       30.                           Not Applicable

       31.                           Not Applicable

       32.                           Not Applicable

       33.                           Not Applicable

       34.                           Not Applicable

       35.                           Pruco Life Insurance Company of New Jersey

       36.                           Not Applicable

       37.                           Not Applicable

       38.                           Sale of the Contract and Sales Commissions

       39.                           Sale of the Contract and Sales Commissions

       40.                           Not Applicable

       41.                           Sale of the Contract and Sales Commissions

       42.                           Not Applicable

       43.                           Not Applicable

       44. Introduction and Summary; The Funds; How a Contract's Cash Surrender Value Will Vary; How a Type A (Fixed) Contract's Death Benefit Will Vary; How a Type B (Variable) Contract's Death Benefit Will Vary; How a Type C (Return of Premium) Contract's Death Benefit Will Vary

       45.                           Not Applicable

N-B-2 Item Number                    Location
-----------------                    --------

       46. Introduction and Summary; Pruco Life of New Jersey Variable Appreciable Account; The Funds

       47.                           Pruco Life of New Jersey Variable
                                     Appreciable Account; The Funds

       48.                           Not Applicable

       49.                           Not Applicable

       50.                           Not Applicable

       51.                           Not Applicable

       52.                           Substitution of Fund Shares

       53.                           Tax Treatment of Contract Benefits

       54.                           Not Applicable

       55.                           Not Applicable

       56.                           Not Applicable

       57.                           Not Applicable

       58.                           Not Applicable

       59. Financial Statements: Financial Statements of the Pruco Life of New Jersey Variable Appreciable Account; Financial Statements of Pruco Life Insurance Company of New Jersey

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS
November 4, 2002

PRUCO LIFE of NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

PruLife Advisor Select

This prospectus describes an individual flexible premium variable appreciable life insurance contract (the "Contract") offered by Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey," "us," "we," or "our"). Pruco Life of New Jersey is a wholly-owned subsidiary of The Prudential Insurance Company of America. The Contract provides life insurance coverage with flexible premium payments, a variety of investment options, and three types of death benefit options. The Contract may be issued with a Target Term Rider that could have a significant effect on the performance of your Contract. The Target Term Rider is not available in New York. For the factors to consider when adding a Target Term Rider to your Contract, see Riders, page 19.

You may choose to invest your Contract's premiums and its earnings in one or more of 30 available ProFund VP variable investment options of the Pruco Life of New Jersey Variable Appreciable Account (the "Account"):

                     ProFund VP variable investment options

   >  ProFund VP Bull                     >  ProFund VP Short OTC
   >  ProFund VP Small-Cap                >  ProFund VP Rising Rates Opportunity
   >  ProFund VP OTC                      >  ProFund VP Basic Materials
   >  ProFund VP Asia 30                  >  ProFund VP Biotechnology
   >  ProFund VP Europe 30                >  ProFund VP Consumer Cyclical
   >  ProFund VP Mid-Cap Value            >  ProFund VP Consumer Non-Cyclical
   >  ProFund VP Mid-Cap Growth           >  ProFund VP Energy
   >  ProFund VP Small-Cap Value          >  ProFund VP Financial
   >  ProFund VP Small-Cap Growth         >  ProFund VP Healthcare
   >  ProFund VP U.S. Government Plus     >  ProFund VP Precious Metals
   >  ProFund VP Bull Plus                >  ProFund VP Real Estate
   >  ProFund VP UltraMid-Cap             >  ProFund VP Technology
   >  ProFund VP UltraSmall-Cap           >  ProFund VP Telecommunications
   >  ProFund VP UltraOTC                 >  ProFund VP Utilities
   >  ProFund VP Bear                     >  ProFund VP Money Market

For a complete list of the 30 available ProFund VP variable investment options, their investment objectives, and their investment advisers, see The Funds, page 8.

This prospectus describes the Contract generally and the Pruco Life of New Jersey Variable Appreciable Account (the "Account"). The attached prospectuses for the Funds, and their related statements of additional information, describe the investment objectives and the risks of investing in the Funds. Pruco Life of New Jersey may add additional investment options in the future. Please read this prospectus and keep it for future reference.

The Securities and Exchange Commission ("SEC") maintains a Web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The Contract may be purchased through registered representatives located in banks and other financial institutions. An investment in the Contract is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other governmental agency and may lose value. An investment is also not a condition to the provision or term of any banking service or activity. The participating bank is not a registered broker-dealer and is not affiliated with Pruco Securities Corporation.

                   Pruco Life Insurance Company Of New Jersey
                              213 Washington Street
                          Newark, New Jersey 07102-2992
                            Telephone: (800) 778-2255

                               PROSPECTUS CONTENTS

                                                                            Page



DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS...........................1
INTRODUCTION AND SUMMARY.......................................................1
   Brief Description of the Contract...........................................2
   Charges.....................................................................3
   Types of Death Benefit......................................................6
   Life Insurance Definitional Tests...........................................6
   Premium Payments............................................................6
   Refund......................................................................6
GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY,
THE PRUCO LIFE OF NEW JERSEY  VARIABLE APPRECIABLE ACCOUNT, AND THE
VARIABLE INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT.......................6
   Pruco Life Insurance Company of New Jersey .................................6
   The Pruco Life of New Jersey Variable Appreciabale Account..................7
   The Funds...................................................................8
   Voting Rights..............................................................11
   Which Investment Option Should Be Selected?................................11
DETAILED INFORMATION FOR PROSPECTIVE CONTRACT OWNERS..........................12
   Charges and Expenses.......................................................12
   Charges After Age 100......................................................16
   Allocated Charges..........................................................16
   Requirements for Issuance of a Contract....................................17
   Short-Term Cancellation Right or "Free-Look"...............................17
   Types of Death Benefit.....................................................17
   Changing the Type of Death Benefit.........................................18
   Riders.....................................................................19
   Contract Date..............................................................21
   Premiums...................................................................21
   Allocation of Premiums.....................................................22
   Death Benefit Guarantee....................................................22
   Transfers..................................................................24
   How a Contract's Cash Surrender Value Will Vary............................25
   How a Type A (Fixed) Contract's Death Benefit Will Vary....................25
   How a Type B (Variable) Contract's Death Benefit Will Vary.................26
   How a Type C (Return of Premium) Contract's Death Benefit Will Vary........27
   Surrender of a Contract....................................................28
   Withdrawals................................................................28
   Lapse and Reinstatement....................................................29
   Increases in Basic Insurance Amount........................................29
   Decreases in Basic Insurance Amount........................................30
   When Proceeds Are Paid.....................................................31
   Living Needs Benefit.......................................................31
   Illustrations of Cash Surrender Values, Death Benefits,
   and Accumulated Premiums...................................................32
   Contract Loans.............................................................34
   Tax Treatment of Contract Benefits.........................................35
   Legal Considerations Relating to Sex-Distinct Premiums and Benefits........37
   Other General Contract Provisions..........................................37
   Substitution of Fund Shares................................................38
   Reports to Contract Owners.................................................38
   Sale of the Contract and Sales Commissions.................................38
   State Regulation...........................................................39
   Experts....................................................................39
   Litigation and Regulatory Proceedings......................................39
   Additional Information.....................................................40
   Financial Statements.......................................................40

DIRECTORS AND OFFICERS........................................................41


FINANCIAL STATEMENTS OF THE VARIABLE APPRECIABLE LIFE SUBACCOUNTS OF
THE PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT.....................A1

CONSOLIDATED FINANCIAL STATEMENTS OF PRUCO LIFE INSURANCE COMPANY OF
NEW JERSEY AND SUBSIDIARIES...................................................B1

              DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS

Accumulated Net Payments -- The actual premium payments you make, accumulated at an effective annual rate of 4%, less any withdrawals you make, also accumulated at an effective annual rate of 4%.

attained age -- The insured's age on the Contract date plus the number of years since then. For any coverage segment effective after the Contract date, the insured's attained age is the issue age of that segment plus the length of time since its effective date.

basic insurance amount -- The amount of life insurance as shown in the Contract, not including riders. Also referred to as "face amount."

cash surrender value -- The amount payable to the Contract owner upon surrender of the Contract. It is equal to the Contract Fund minus any Contract debt and minus any applicable surrender charge. Also referred to in the Contract as "Net Cash Value."

Contract -- The variable appreciable life insurance policy described in this prospectus.

Contract anniversary -- The same date as the Contract date in each later year.

Contract date -- The date the Contract is effective, as specified in the Contract.

Contract debt -- The principal amount of all outstanding loans plus any interest accrued thereon.

Contract Fund -- The total amount credited to a specific Contract. On any date it is equal to the sum of the amounts in all the variable investment options, and the principal amount of any Contract debt plus any interest earned thereon.

Contract owner -- You. Unless a different owner is named in the application, the owner of the Contract is the insured.

Contract year -- A year that starts on the Contract date or on a Contract anniversary. For any coverage segment representing an increase, "Contract year" is a year that starts on the effective date of the increase (referred to as "Target year" in the Contract). See Increases in Basic Insurance Amount, page 29.

death benefit -- If the Contract is not in default, this is the amount we will pay upon the death of the insured, assuming no Contract debt.

Death Benefit Guarantee -- Sufficient premium payments, on an accumulated basis, will guarantee that your Contract will not lapse and a death benefit will be paid upon the death of the insured, regardless of investment experience and assuming no loans. See Death Benefit Guarantee, page 22.

Funds -- The separate ProFund VP portfolios. One or more of the available Funds may be chosen as an underlying investment for the Contract.

Monthly date -- The Contract date and the same date in each subsequent month.

Pruco Life Insurance Company of New Jersey -- Us, we, our, Pruco Life of New Jersey. The company offering the Contract.

separate account -- "Amounts under the Contract that are allocated to the variable investment options are held by us in a separate account called the Pruco Life of New Jersey Variable Appreciable Account (the "Account"). The separate account is set apart from all of the general assets of Pruco Life Insurance Company of New Jersey.

valuation period -- The period of time from one determination of the value of the amount invested in a variable investment option to the next. Such determinations are made when the net asset values of the portfolios of the Funds are calculated, which is generally at 4:00 p.m. Eastern time on each day during which the New York Stock Exchange is open.

variable investment options -- The portfolios of the mutual funds available under this Contract, whose shares are held in the separate account.

you -- The owner of the Contract.

                            INTRODUCTION AND SUMMARY

This Summary provides a brief overview of the more significant aspects of the Contract. We provide further detail in the subsequent sections of this prospectus and in the Contract.

Brief Description of the Contract

The Contract is a form of variable appreciable life insurance. It is based on a Contract Fund, the value of which changes every day. The chart on the following page describes how the value of your Contract Fund changes.

A broad objective of the Contract is to provide benefits that will increase in value if favorable investment results are achieved. You may invest premiums in one or more of the 30 available ProFund VP variable investment options. Your Contract Fund value changes every day depending upon the change in the value of the particular investment options you have selected. These Contracts may be issued with a Target Term Rider that could have a significant effect on the performance of your Contract. The Target Term Rider is not available in New York. For the factors to consider when adding a Target Term Rider to your Contract, see Riders, page 19.

Although the value of your Contract Fund will increase if there is favorable investment performance in the variable investment options you select, investment returns in the variable investment options are NOT guaranteed. There is a risk that investment performance will be unfavorable and that the value of your Contract Fund will decrease. The risk will be different, depending upon which investment options you choose. See Which Investment Option Should Be Selected?, page 11. Variable life insurance contracts are unsuitable as short-term saving vehicles.

The variable investment options of this Contract were chosen to accommodate those who plan to use programmed, large, or frequent transfers among the variable investment options, or "market timing". "Market timing" is the practice of making frequent and typically large transfers among variable investment options in response to changes in the outlook for various markets with an expectation of increasing investment returns. Our other variable life insurance Contracts are not designed to accommodate such activity. By issuing this product, we don't in any way endorse or recommend the practice of market timing. However, we acknowledge that there are those who do believe in this practice and this product is designed to meet the needs of such persons.

Transfers between the variable investment options in this Contract are subject to restrictions concerning the time of day by which the transfer request must be properly received in our Service Office. See Transfers, page 24. Premium payments, surrender of a contract, withdrawals, and loans are also subject to time of day restrictions.

The investment strategies of some of the Funds are designed to both positively and negatively exceed the daily investment results of the relevant benchmark indices. This Contract is designed for those that can tolerate substantial volatility in investment results.

We will allow you to designate an investment advisor that you select, compensate, and supervise, to request transfers between variable investment options on your behalf. If you choose to have an investment advisor request transfers on your behalf, we must first receive a proper limited power of attorney. We may require that your investment advisor provide acceptable identification before we allow the investment advisor to perform transfers on your behalf.

It is possible that an investment advisor you select may already sell or distribute our life insurance Contracts. Even if that is the case, the investment advisor will be acting under your supervision in providing investment advice. We are not responsible for the advice provided by the investment advisor or for any transfers the investment advisor makes.

If you elect to make withdrawals - for example, in order to compensate an investment advisor - any such withdrawals may result in a reduction in the basic insurance amount and death benefit of the Contract. The withdrawal will also be subject to fees as described elsewhere in this prospectus, including surrender charges. There may also be tax consequences of making withdrawals. See Withdrawals, page 28.

The replacement of life insurance is generally not in your best interest. In most cases, if you require additional coverage, the benefits of your existing contract can be protected by purchasing additional insurance or a supplemental contract. If you are considering replacing a contract, you should compare the benefits and costs of supplementing your existing contract with the benefits and costs of purchasing the Contract described in this prospectus and you should consult with a qualified tax adviser.

This prospectus may only be offered in jurisdictions in which the offering is lawful. No person is authorized to make any representations in connection with this offering other than those contained in this prospectus and in the prospectuses and statements of additional information for the Funds.

For the DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS, see page 1.

Charges

The following chart outlines the components of your Contract Fund and the adjustments which may be made including the maximum charges which may be deducted from each premium payment and from the amounts held in the designated investment options. These charges are largely designed to cover insurance costs and risks as well as sales and administrative expenses.

The maximum charges shown in the following chart, as well as the lower current charges, are fully described under Charges and Expenses, page 11.

                            ---------------------------
                                  Premium Payment
                            ---------------------------
                                        |
                    ----------------------------------------------
                    o   less a charge of up to 7.5% of the
                        premiums paid for taxes attributable
                        to premiums.
                    o   less a charge for sales expenses of
                        up to 6% of the premiums paid.
                    ----------------------------------------------
                                        |
               ---------------------------------------------------------
                              Invested Premium Amount

               o To be invested in one or more of the 30 ProFund VP variable investment options.
               ---------------------------------------------------------
                                        |
          -------------------------------------------------------------------
                                   Contract Fund

            On the Contract Date, the Contract Fund is equal to the invested premium amount minus any of the charges described below which may be due on that date. Thereafter, the value of the Contract Fund changes daily.
          -------------------------------------------------------------------
                                        |
--------------------------------------------------------------------------------
             Pruco Life of New Jersey adjusts the Contract Fund for:

o     Addition of any new invested premium amounts.
o Addition of any increase due to investment results of the chosen variable investment options.
o Addition of guaranteed interest at an effective annual rate of 4% on the amount of any Contract loan. (Separately, interest charged on the loan accrues at an effective annual rate of 4.10% or 5%.) See Contract Loans, page 34.
o Subtraction of any decrease due to investment results of the chosen variable investment options.
o     Subtraction of any amount withdrawn.
o     Subtraction of the charges listed below, as applicable.
--------------------------------------------------------------------------------
                                        |
--------------------------------------------------------------------------------
                                 Daily Charges

o Management fees and expenses are deducted from the Fund assets. See Underlying Portfolio Expenses chart, below.
o We deduct a daily mortality and expense risk charge, equivalent to an annual rate of up to 0.45%, from the assets in the variable investment options.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                Monthly Charges

o We reduce the Contract Fund by a monthly administrative charge of up to $20 for each contract year; plus an amount of up to $1.12 per $1,000 of the basic insurance amount for the first five Contract years, zero thereafter. The amount per $1,000 varies by sex, issue age, smoker/nonsmoker status, and extra rating class, if any. See Monthly Deductions from the Contract Fund, page 14.
o For each coverage segment representing an increase in basic insurance amount, we will deduct $12 per segment for the first two years of the coverage segment and zero thereafter; plus an amount of up to $1.12 per $1,000 of the coverage segment for an increase in basic insurance amount for the first five years from the effective date of the increase and zero thereafter. The amount per $1,000 varies by the sex, issue age, smoker/nonsmoker status, extra rating class, if any, and the effective date of the increase. See Increases in Basic Insurance Amount, page 29 and Monthly Deductions from the Contract Fund, page 14.
o In either of the instances described above, the highest charge per thousand is $1.12 and applies to male and female smoker and non-smoker above age 74 at certain rating classes. The lowest charge per thousand is $0.03 and applies to female age 0-14, non-smoker at certain rating classes.
o     We deduct a cost of insurance ("COI") charge.
o     If the Contract includes riders, we deduct rider charges from the Contract
      Fund.
o If the rating class of an insured results in an extra charge, we will deduct that charge from the Contract Fund.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          Possible Additional Charges

o We will deduct a surrender charge if, during the first 10 Contract years (or during the first 10 years of a coverage segment representing an increase in basic insurance amount), the Contract lapses, is surrendered, or the basic insurance amount is decreased (including as a result of a withdrawal or a death benefit type change). The surrender charge is a percentage of the Surrender Target Premium. The percentage varies by issue age. The Surrender Target Premium is equal to the Sales Load Target Premium at the time the policy (or coverage) is issued less premiums for riders or extras. The duration of the surrender charge also varies by issue age. The maximum first year percentage, which applies to issue ages 0-45, is 90% of the Surrender Target Premium and is reduced annually at a constant rate to zero by the end of the 10th year. For issue ages above age 45, the percentages are reduced. The surrender charge period is shorter for Contracts issued to insureds over age 55. See Surrender Charges, page 15.
o     We will assess an administrative charge of up to $25 for any withdrawals.
o We may assess an administrative charge of up to $25 for any change in basic insurance amount.
o We may assess an administrative charge of up to $25 for any change in the Target Term Rider coverage amount. See Riders, page 19.
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                              Underlying Portfolio Expenses
-------------------------------------------------------------------------------------------------------------------------------
                                                                 Investment                               Total        Total
                                                                  Advisory        Other       12b-1    Contractual     Actual
The ProFund VP variable investment options                           Fee        Expenses      Fees       Expenses     Expenses*
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP Bull (1)                                                 0.75%         1.25%       0.25%       2.25%         1.98%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP Small-Cap (1)                                            0.75%         1.65%       0.25%       2.65%         2.25%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP OTC                                                      0.75%         0.91%       0.25%       1.91%         1.91%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP Asia 30 (2)                                              0.75%         0.94%       0.25%       1.94%         1.94%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP Europe 30                                                0.75%         0.89%       0.25%       1.89%         1.89%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP Mid-Cap Value (2)                                        0.75%         0.96%       0.25%       1.96%         1.96%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP Mid-Cap Growth (2)                                       0.75%         0.96%       0.25%       1.96%         1.96%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP Small-Cap Value (2)                                      0.75%         0.97%       0.25%       1.97%         1.97%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP Small-Cap Growth (2)                                     0.75%         0.97%       0.25%       1.97%         1.97%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP U.S. Government Plus (2)                                 0.50%         0.95%       0.25%       1.70%         1.70%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP Bull Plus                                                0.75%         0.94%       0.25%       1.94%         1.94%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP UltraMid-Cap (2)                                         0.75%         0.97%       0.25%       1.97%         1.97%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP UltraSmall-Cap (1)                                       0.75%         1.11%       0.25%       2.11%         1.98%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP UltraOTC                                                 0.75%         0.95%       0.25%       1.95%         1.95%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP Bear                                                     0.75%         0.89%       0.25%       1.89%         1.89%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP Short OTC (2)                                            0.75%         0.95%       0.25%       1.95%         1.95%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP Rising Rates Opportunity (2)                             0.75%         0.95%       0.25%       1.95%         1.95%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP Basic Materials (2)                                      0.75%         0.96%       0.25%       1.96%         1.96%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP Biotechnology (1)                                        0.75%         1.03%       0.25%       2.03%         1.98%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP Consumer Cyclical (2)                                    0.75%         0.96%       0.25%       1.96%         1.96%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP Consumer Non-Cyclical (2)                                0.75%         0.96%       0.25%       1.96%         1.96%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP Energy (1)                                               0.75%         1.05%       0.25%       2.05%         1.98%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP Financial (1)                                            0.75%         1.10%       0.25%       2.10%         1.98%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP Healthcare (1)                                           0.75%         1.06%       0.25%       2.06%         1.98%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP Precious Metals (2)                                      0.75%         0.96%       0.25%       1.96%         1.96%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP Real Estate (1)                                          0.75%         0.99%       0.25%       1.99%         1.98%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP Technology (1)                                           0.75%         1.10%       0.25%       2.10%         1.98%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP Telecommunications (1)                                   0.75%         1.17%       0.25%       2.17%         1.98%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP Utilities (1)                                            0.75%         1.05%       0.25%       2.05%         1.98%
-------------------------------------------------------------------------------------------------------------------------------
ProFund VP Money Market                                             0.75%         0.60%       0.25%       1.60%         1.60%
-------------------------------------------------------------------------------------------------------------------------------
* Reflects fee waivers, reimbursement of expenses, and expense reductions, if any.
-------------------------------------------------------------------------------------------------------------------------------

(1) ProFund Advisors LLC has contractually agreed to waive Investment Advisory and Management Services Fees and to reimburse other expenses to the extent Total Annual Operating Expenses, as a percentage of average daily net assets, exceed 1.98% (2.25% for ProFund VP Small-Cap) through December 31, 2002. After such date, any of the expense limitations may be terminated or revised. Amounts waived or reimbursed in a particular fiscal year may be repaid to ProFund Advisors LLC from time to time through the next three fiscal years to the extent that the repayment will not cause the Fund's expenses to exceed the stated limit during the respective year. A waiver or reimbursement lowers the expense ratio and increases overall returns to the investor.

(2) These Portfolios commenced operations on May 1,2002. "Other Expenses" shown are based on estimated amounts for the fiscal year ending December 31,2002.

The expenses relating to the ProFund VP variable investment options have been provided to Pruco Life of New Jersey by ProFund Advisors LLC. Pruco Life of New Jersey has not independently verified them.

Types of Death Benefit

There are three types of death benefit available. You may choose a Contract with a Type A (fixed) death benefit under which the cash surrender value varies daily with investment experience, and the death benefit generally remains at the basic insurance amount you initially chose. However, the Contract Fund may grow to a point where the death benefit may increase and vary with investment experience. If you choose a Contract with a Type B (variable) death benefit, the cash surrender value and the death benefit both vary with investment experience. For Type A and Type B death benefits, as long as the Contract is in-force, the death benefit will never be less than the basic insurance amount shown in your Contract. If you choose a Contract with a Type C (return of premium) death benefit, the death benefit is increased by the amount of premiums paid into the Contract, less withdrawals. You may change your Contract's death benefit type after issue; however, if you choose a Type A or Type B death benefit at issue, you will not be able to change to a Type C death benefit thereafter. See Types of Death Benefit, page 17 and Changing the Type of Death Benefit, page 18.

Life Insurance Definitional Tests

In order to qualify as life insurance for Federal tax purposes, the Contract must adhere to the definition of life insurance under Section 7702 of the Internal Revenue Code. At issue, the Contract owner chooses one of the following definition of life insurance tests: (1) Cash Value Accumulation Test or (2) Guideline Premium Test. Under the Cash Value Accumulation Test, there is a minimum death benefit to cash value ratio. Under the Guideline Premium Test, there is a limit to the amount of premiums that can be paid into the Contract, as well as a minimum death benefit to cash value ratio. For more information, see Tax Treatment of Contract Benefits, page 35.

Premium Payments

The Contract is a flexible premium contract - there are no scheduled premiums. Except for the minimum initial premium, and subject to a minimum of $25 per subsequent payment, you choose the timing and amount of premium payments. The Contract will remain in-force if the Contract Fund less any applicable surrender charges is greater than zero and more than any Contract debt. Paying insufficient premiums, poor investment results, or the taking of loans or withdrawals from the Contract will increase the possibility that the Contract will lapse. However, if the accumulated premiums you pay are high enough and there is no Contract debt, Pruco Life of New Jersey guarantees that your Contract will not lapse even if investment experience is very unfavorable and the Contract Fund drops below zero. The length of time that the guarantee against lapse is available depends on your Contract's death benefit type and the definition of life insurance test selected at issue. See Premiums, page 21, Death Benefit Guarantee, page 22 and Lapse and Reinstatement, page 29. Premium payments must be received at our Service Office ninety minutes prior to any announced closing of the New York Stock Exchange or they will be applied as of the end of the valuation period the next business day.

We offer and suggest regular billing of premiums even though you decide when to make premium payments and, subject to a $25 minimum, in what amounts. You should discuss your billing options with your Pruco Life of New Jersey representative when you apply for the Contract. See Premiums, page 21.

Refund

For a limited time, you may return your Contract for a refund in accordance with the terms of its "Free-Look" provision. See Short-Term Cancellation Right or "Free-Look," page 17.

     GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY,
       THE PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT, AND THE
            VARIABLE INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT


Pruco Life Insurance Company of New Jersey


Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey") is a stock life insurance company, organized in 1982 under the laws of New Jersey. It is licensed to sell life insurance and annuities in the state of New

Jersey and New York. These Contracts are not offered in any state where the necessary approvals have not been obtained. Pruco Life of New Jersey's consolidated financial statements begin on page B1 and should be considered only as bearing upon Pruco Life of New Jersey's ability to meet its obligations under the Contracts.

Pruco Life of New Jersey is and indirect, wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a New Jersey stock life insurance company that has been doing business since 1875. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential Financial"), a New Jersey insurance holding company. As Pruco Life of New Jersey's ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of Pruco Life of New Jersey and Prudential. However, neither Prudential Financial, Prudential, nor any other related company has any legal responsibility to pay amounts that Pruco Life of New Jersey may owe under the contract or policy.

The Pruco Life of New Jersey Variable Appreciable Account

We have established a separate account, the Pruco Life of New Jersey Variable Appreciable Account (the "Account"), to hold the assets that are associated with the Contracts. The Account was established on April 17, 1989 under Arizona law and is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. The Account meets the definition of a "separate account" under the federal securities laws. The Account holds assets that are segregated from all of Pruco Life of New Jersey's other assets.

Pruco Life of New Jersey is the legal owner of the assets in the Account. Pruco Life of New Jersey will maintain assets in the Account with a total market value at least equal to the reserve and other liabilities relating to the variable benefits attributable to the Account. These assets may not be charged with liabilities which arise from any other business Pruco Life of New Jersey conducts. In addition to these assets, the Account's assets may include funds contributed by Pruco Life of New Jersey to commence operation of the Account and may include accumulations of the charges Pruco Life of New Jersey makes against the Account. From time to time these additional assets will be transferred to Pruco Life's general account. Pruco Life of New Jersey will consider any possible adverse impact the transfer might have on the Account before making any such transfer.

The obligations to Contract owners and beneficiaries arising under the Contracts are general corporate obligations of Pruco Life of New Jersey.

The account is currently divided into 30 subaccounts (the "variable investment options"), each of which invests its assets in shares of the corresponding ProFund VP portfolios (the "Funds") described below.

Pruco Life of New Jersey may add additional variable investment options in the future. The Account's financial statements begin on page A1.

The Funds

Listed below are the Funds in which the variable investment options invest, their investment objectives, and investment adviser.

The Funds have a separate prospectus ("Fund prospectus") that is provided with this prospectus. You should read the Fund prospectus before you decide to allocate assets to a variable investment option using that Fund. There is no assurance that the investment objective of any Fund will be met.

ProFund VP variable investment options:

ProFund VP Bull: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the S&P 500 Index. The investment strategy is to invest its assets in securities and other financial instruments that ProFund Advisors LLC believes should simulate the movement of the underlying benchmark index.

ProFund VP Small-Cap: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the Russell 2000 Index. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to small-capitalization equity securities.

ProFund VP OTC: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the NASDAQ-100 Index. The investment strategy is to invest its assets in securities and other financial instruments that ProFund Advisors LLC believes should simulate the movement of the underlying benchmark index.

ProFund VP Asia 30: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the ProFunds Asia 30 Index. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the Asian companies represented in the underlying benchmark index.

ProFund VP Europe 30: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the ProFunds Europe 30 Index. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the European companies represented in the underlying benchmark index.

ProFund VP Mid-Cap Value: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the S&P MidCap 400/BARRA Value Index. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to mid-capitalization equity securities.

ProFund VP Mid-Cap Growth: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the S&P MidCap 400/BARRA Growth Index. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to mid-capitalization equity securities.

ProFund VP Small-Cap Value: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the S&P SmallCap 600/BARRA Value Index. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to small-capitalization equity securities.

ProFund VP Small-Cap Growth: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the S&P SmallCap 600/BARRA Growth Index. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to small-capitalization equity securities.

ProFund VP U.S. Government Plus: The investment objective is to seek daily investment results, before fees and expenses, that correspond to one and one quarter times (125%) the daily price movement of the most recently issued 30-year U.S. Treasury Bond ("Long Bond"). The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the Long Bond.

ProFund VP Bull Plus: The investment objective is to seek daily investment results, before fees and expenses, that correspond to one and a half times (150%) the daily performance of the S&P 500 Index. The investment strategy is to invest its assets in securities and other financial instruments that ProFund Advisors LLC believes should simulate the movement of the underlying benchmark index.

ProFund VP UltraMid-Cap: The investment objective is to seek daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the S&P MidCap 400 Index. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to mid-capitalization equity securities.

ProFund VP UltraSmall-Cap: The investment objective is to seek daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the Russell 2000 Index. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to small-capitalization equity securities.

ProFund VP UltraOTC: The investment objective is to seek daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the NASDAQ-100 Index. The investment strategy is to invest its assets in securities and other financial instruments that ProFund Advisors LLC believes should track the movement of the Fund's benchmark.

ProFund VP Bear: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the S&P 500 Index. The investment strategy is to invest in futures contracts, options on futures contracts, options contracts, swaps and other financial instruments, and engage in short sales in a manner that tracks the Fund's benchmark. ProFund VP Bear generally does not invest in traditional securities, such as common stock of operating companies.

ProFund VP Short OTC: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the NASDAQ-100 Index. The investment strategy is to invest in futures contracts, options on futures contracts, options contracts, swaps and other financial instruments, and engage in short sales in a manner that tracks the Fund's benchmark. ProFund VP Short OTC generally does not invest in traditional securities, such as common stock of operating companies.

ProFund VP Rising Rates Opportunity: The investment objective is to seek daily investment results, before fees and expenses, that correspond to 125% of the inverse (opposite) of the daily price movement of the most recently issued 30-year U.S. Treasury Bond ("Long Bond"). The investment strategy is to invest in futures contracts, options on futures contracts, options contracts, swaps and other financial instruments, and engage in short sales in a manner that tracks the Fund's benchmark. ProFund VP Rising Rates Opportunity generally does not invest in traditional securities, such as common stock of operating companies.

ProFund VP Basic Materials: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Basic Materials Sector Index. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the basic materials companies represented in the underlying benchmark index.

ProFund VP Biotechnology: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Index for the Biotechnology Sector. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the biotechnology companies represented in the underlying benchmark index.

ProFund VP Consumer Cyclical: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Index for the Consumer Cyclical Sector. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the consumer cyclical companies represented in the underlying benchmark index.

ProFund VP Consumer Non-Cyclical: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Index for the Consumer Non-Cyclical Sector. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the consumer non-cyclical companies represented in the underlying benchmark index.

ProFund VP Energy: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Index for the Energy Sector. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the energy companies represented in the underlying benchmark index.

ProFund VP Financial: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Index for the Financial Sector. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the financial companies represented in the underlying benchmark index.

ProFund VP Healthcare: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Index for the Healthcare Sector. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the healthcare companies represented in the underlying benchmark index.

ProFund VP Precious Metals: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the Philadelphia Stock Exchange Gold and Silver Sector Index. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the precious metals companies represented in the underlying benchmark index.

ProFund VP Real Estate: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Real Estate Index. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the real estate companies represented in the underlying benchmark index.

ProFund VP Technology: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Index for the Technology Sector. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the technology companies represented in the underlying benchmark index.

ProFund VP Telecommunications: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Index for the Telecommunications Sector. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the telecommunications companies represented in the underlying benchmark index.

ProFund VP Utilities: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Index for the Utilities Sector. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the utilities companies represented in the underlying benchmark index.

ProFund VP Money Market: The investment objective is to seek as high a level of current income as is consistent with liquidity and preservation of capital. The investment strategy is to invest in high-quality, short-term money market instruments.

Each Fund, except for ProFund VP Money Market, may invest in futures contracts on stock indices, options on futures contracts, and other financial instruments as a substitute for investing directly in stocks or bonds in order to gain exposure to the appropriate benchmark index or security. Each Fund may hold U.S. government securities, including government agency securities, money market instruments or cash equivalents. In addition, each Fund, except for ProFund VP Money Market, may borrow money for investment purposes.

ProFund Advisors LLC is the investment advisor and is responsible for the day-to-day management of the Funds and other business affairs of the Funds. ProFund Advisors LLC's principal business address is 7501 Wisconsin Ave, Suite 1000, Bethesda, Maryland 20814.

Each of the Funds and/or an affiliate of the Funds may compensate Pruco Life of New Jersey based upon an annual percentage of the average assets held in the Fund by Pruco Life of New Jersey under the Contracts. These percentages may vary by Fund and reflect administrative and other services we provide.

Voting Rights

We are the legal owner of the Fund shares associated with the ProFund VP variable investment options. However, we vote the shares in the Fund according to voting instructions we receive from Contract owners. We will mail you a proxy, which is a form you need to complete and return to us to tell us how you wish us to vote. When we receive those instructions, we will vote all of the shares we own on your behalf in accordance with those instructions. We will vote the shares for which we do not receive instructions and shares that we own, in the same proportion as the shares for which instructions are received. We may change the way your voting instructions are calculated if it is required by federal or state regulation. Should the applicable federal securities laws or regulations, or their current interpretation, change so as to permit Pruco Life of New Jersey to vote shares of the Funds in its own right, it may elect to do so.

Which Investment Option Should Be Selected?

If you decide to apply for this policy, you should seriously consider engaging the services of an investment advisor to advise you on the proper use of investment options as part of an overall asset allocation strategy. The variable investment options of this Contract were chosen to accommodate those who plan to use programmed, large, or frequent transfers among the variable investment options. These strategies have significant risks associated with them. The principal risk is that you or your investment advisor may misread the various markets and make ill-advised transfers, thereby resulting in investment results that are less favorable than they would have been in the absence of such activity. Also, the potential negative impact of bad decisions is magnified by the fact that an active investment strategy may involve large amounts and be concentrated in select markets. There are those who assert that (1) the frequency of transfers increases the volatility of investment results, and (2) being "out of the market" as a result of market timing activity has a significant statistically negative impact on investment results. All of these risks, as well as all the other risks mentioned below, will be present whether you direct the transfers yourself or engage the services of an investment advisor.

The investment strategies of some of the ProFund VP portfolios are designed to magnify (both positively and negatively) the investment results of the applicable benchmark index. These "leveraged" Funds are the ProFund VP U.S. Government Plus, ProFund VP Bull Plus, ProFund VP UltraMid-Cap, ProFund VP UltraSmall-Cap, ProFund VP UltraOTC and ProFund VP Rising Rates Opportunity. The investment results of these leveraged Funds are expected to exhibit significantly greater volatility than the other investment options available under this Contract. When compared to the universe of open-end mutual funds, the leveraged Funds are considered to be among the most volatile. The leveraged investment techniques employed by these Funds (including the borrowing costs incurred in creating leverage) should cause investors to lose more money in adverse environments. For example, if the daily objective of a Fund seeks to double the benchmark index, and the benchmark index suffers a 10% loss in value, the Fund would be expected to lose approximately 20% of its value before consideration of the borrowing costs and other fees and expenses. Considering the borrowing costs and other fees and expenses, the loss would be even greater than 20%. Similarly, a 10% gain in the benchmark index would be expected to produce less than a 20% gain in the Fund due to the combined effect of the leverage and the borrowing costs and other fees and expenses.

None of the ProFund VP portfolios seek to provide correlation with its respective benchmark over any period of time other than daily. The effect of the fees and expenses associated with the Funds and the compounding of returns may cause the performance of these Funds to differ, potentially significantly, from their benchmarks over time. This is particularly true for the leveraged Funds due to the multiplier effect of leverage.

In addition to all of the risks mentioned above, there are specific investment risks associated with the various ProFund VP portfolios (such as Active Trading Risk, Concentration Risk, Correlation Risk, Swap Counterparty Credit Risk and Risks of Aggressive Investment Techniques) that are described in detail in the attached Fund prospectus. You should read the attached Fund prospectus very carefully before applying for this policy, which qualifies in its entirety the foregoing summary of the Funds.

                            DETAILED INFORMATION FOR
                           PROSPECTIVE CONTRACT OWNERS

Charges and Expenses

The total amount invested at any time in the Contract Fund consists of the sum of the amount credited to the variable investment options and the principal amount of any Contract loan plus the amount of interest credited to the Contract upon that loan. See Contract Loans, page 34. Most charges, although not all, are made by reducing the Contract Fund.

This section provides a more detailed description of each charge that is described briefly in the chart on page 3.

In several instances we will use the terms "maximum charge" and "current charge." The "maximum charge," in each instance, is the highest charge that Pruco Life of New Jersey is entitled to make under the Contract. The "current charge" is the lower amount that Pruco Life of New Jersey is now charging. If circumstances change, we reserve the right to increase each current charge, up to the maximum charge, without giving any advance notice.

Deductions from Premium Payments

(a) We reserve the right to charge up to 7.5% for taxes attributable to premiums. For these purposes, "taxes attributable to premiums" shall include any federal, state or local income, premium, excise, business or any other type of tax (or component thereof) measured by or based upon the amount of premium received by Pruco Life of New Jersey. During 2001, Pruco Life of New Jersey received a total of approximately $10,000 in taxes attributable to premiums.

      This charge is made up of two parts which currently equal a total of 3.75% of the premiums received.

      The first part is a charge for state and local premium taxes. The current amount for this first part is 2.5% of the premium and is Pruco Life of New Jersey's estimate of the average burden of state taxes generally. Tax rates vary from jurisdiction to jurisdiction and generally range from 0% to 5%. The rate applies uniformly to all contract owners without regard to state of residence. Pruco Life of New Jersey may collect more for this charge than it actually pays for state and local premium taxes.

      The second part is for federal income taxes measured by premiums, and it is currently equal to 1.25% of premiums. We believe that this charge is a reasonable estimate of an increase in its federal income taxes resulting from a 1990 change in the Internal Revenue Code. It is intended to recover this increased tax.

(b) We reserve the right to charge up to 6% of premiums paid for sales expenses in all Contract years. This charge, often called a "sales load", is deducted to compensate us for the costs of selling the Contracts, including commissions, advertising and the printing and distribution of prospectuses and sales literature.

      Currently, the charge is equal to 4% of premiums paid up to the amount of the Sales Load Target Premium and 2% of premiums paid in excess of this amount for the first 10 Contract years (or the first 10 years of a coverage segment representing an increase in basic insurance amount); 0% thereafter. The Sales Load Target Premium may vary from the Target Premium, depending on the issue age and rating class of the insured, any extra risk charges, or additional riders. For Contracts issued on an unrated insured below age 56, the Sales Load Target Premium is generally equal to what the Target Premium for a Type A Contract would be if the insured was either in the Nonsmoker or Smoker rating class, and there were no extra risk charges or riders on the Contract. For Contracts issued on an unrated insured below age 56 in a more favorable rating class, the Sales Load Target Premium will be greater than the Target Premium, if there are no extra risk charges or riders on the Contract. For Contracts issued on insureds age 56 or greater or with substandard ratings, the Sales Load Target Premium will generally be less than the Target Premium. See Premiums, page 21.

      Paying more than the Sales Load Target Premium in any of the first 10 Contract years could reduce your total sales load. For example, assume that a Contract with no riders or extra insurance charges has a Sales Load Target Premium of $884 and the Contract owner would like to pay 10 premiums. If the Contract owner paid $1,768 (two times the amount of the Sales Load Target Premium) in every other Contract year up to the ninth year (i.e. in years 1, 3, 5, 7, 9), the total sales load charge would be $265.20. If the Contract owner paid $884 in each of the first 10 Contract years, the total sales load would be $353.60. For additional information, see Increases in Basic Insurance Amount, page 29.

      Attempting to structure the timing and amount of premium payments to reduce the potential sales load may increase the risk that your Contract will lapse without value. Delaying the payment of premium amounts to later years will adversely affect the Death Benefit Guarantee if the accumulated premium payments do not reach the

      Death Benefit Guarantee Values shown on your Contract data pages. See Death Benefit Guarantee, page 22. In addition, there are circumstances where payment of premiums that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. See Tax Treatment of Contract Benefits, page 35. During 2001, Pruco Life of New Jersey received a total of approximately $10,000 in sales charges.

Deductions from Funds

An investment advisory fee is deducted daily from each Fund at a rate, on an annualized basis ranging from 0.50% for ProFund VP US Government Plus to 0.75% for all other Funds. The expenses incurred in conducting the investment operations of the Funds (such as custodian fees and preparation and distribution of annual reports) are paid out of the Funds' assets. These expenses vary from Fund to Fund.

The total expenses of each Fund for the year ended December 31, 2001, expressed as a percentage of the average assets during the year, are shown below:

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                                                   Total Portfolio Expenses
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                                                          Investment                                 Total
                                                           Advisory       Other        12b-1      Contractual    Total Actual
The ProFund VP variable investment options                    Fee        Expenses       Fees        Expenses      Expenses*
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ProFund VP Bull (1)                                          0.75%         1.25%        0.25%         2.25%          1.98%
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ProFund VP Small-Cap (1)                                     0.75%         1.65%        0.25%         2.65%          2.25%
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ProFund VP OTC                                               0.75%         0.91%        0.25%         1.91%          1.91%
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ProFund VP Asia 30 (2)                                       0.75%         0.94%        0.25%         1.94%          1.94%
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ProFund VP Europe 30                                         0.75%         0.89%        0.25%         1.89%          1.89%
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ProFund VP Mid-Cap Value (2)                                 0.75%         0.96%        0.25%         1.96%          1.96%
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ProFund VP Mid-Cap Growth (2)                                0.75%         0.96%        0.25%         1.96%          1.96%
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ProFund VP Small-Cap Value (2)                               0.75%         0.97%        0.25%         1.97%          1.97%
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ProFund VP Small-Cap Growth (2)                              0.75%         0.97%        0.25%         1.97%          1.97%
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ProFund VP U.S. Government Plus (2)                          0.50%         0.95%        0.25%         1.70%          1.70%
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ProFund VP Bull Plus                                         0.75%         0.94%        0.25%         1.94%          1.94%
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ProFund VP UltraMid-Cap (2)                                  0.75%         0.97%        0.25%         1.97%          1.97%
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ProFund VP UltraSmall-Cap (1)                                0.75%         1.11%        0.25%         2.11%          1.98%
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ProFund VP UltraOTC                                          0.75%         0.95%        0.25%         1.95%          1.95%
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ProFund VP Bear                                              0.75%         0.89%        0.25%         1.89%          1.89%
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ProFund VP Short OTC (2)                                     0.75%         0.95%        0.25%         1.95%          1.95%
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ProFund VP Rising Rates Opportunity (2)                      0.75%         0.95%        0.25%         1.95%          1.95%
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ProFund VP Basic Materials (2)                               0.75%         0.96%        0.25%         1.96%          1.96%
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ProFund VP Biotechnology (1)                                 0.75%         1.03%        0.25%         2.03%          1.98%
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ProFund VP Consumer Cyclical (2)                             0.75%         0.96%        0.25%         1.96%          1.96%
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ProFund VP Consumer Non-Cyclical (2)                         0.75%         0.96%        0.25%         1.96%          1.96%
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ProFund VP Energy (1)                                        0.75%         1.05%        0.25%         2.05%          1.98%
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ProFund VP Financial (1)                                     0.75%         1.10%        0.25%         2.10%          1.98%
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ProFund VP Healthcare (1)                                    0.75%         1.06%        0.25%         2.06%          1.98%
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ProFund VP Precious Metals (2)                               0.75%         0.96%        0.25%         1.96%          1.96%
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ProFund VP Real Estate (1)                                   0.75%         0.99%        0.25%         1.99%          1.98%
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ProFund VP Technology (1)                                    0.75%         1.10%        0.25%         2.10%          1.98%
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ProFund VP Telecommunications (1)                            0.75%         1.17%        0.25%         2.17%          1.98%
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ProFund VP Utilities (1)                                     0.75%         1.05%        0.25%         2.05%          1.98%
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ProFund VP Money Market                                      0.75%         0.60%        0.25%         1.60%          1.60%
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* Reflects fee waivers, reimbursement of expenses, and expense reductions, if any.
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(1) ProFund Advisors LLC has contractually agreed to waive Investment Advisory and Management Services Fees and to reimburse other expenses to the extent Total Annual Operating Expenses, as a percentage of average daily net assets, exceed 1.98% (2.25% for ProFund VP Small-Cap) through December 31, 2002. After such date, any of the expense limitations may be terminated or revised. Amounts waived or reimbursed in a particular fiscal year may be repaid to ProFund Advisors LLC from time to time through the next three fiscal years to the extent that the repayment will not cause the Fund's expenses to exceed the stated limit during the respective year. A waiver or reimbursement lowers the expense ratio and increases overall returns to the investor.

(2) These Portfolios commenced operations on May 1,2002. "Other Expenses" shown are based on estimated amounts for the fiscal year ending December 31,2002.

The expenses relating to the ProFund VP variable investment options have been provided to Pruco Life of New Jersey by ProFund Advisors LLC. Pruco Life of New Jersey has not independently verified them.

Daily Deduction from the Contract Fund

Each day we deduct a charge from the assets of each of the variable investment options in an amount equivalent to an effective annual rate of up to 0.45%. Currently, we charge 0.25%. This charge is intended to compensate Pruco Life of New Jersey for assuming mortality and expense risks under the Contract. The mortality risk assumed is that insureds may live for shorter periods of time than Pruco Life of New Jersey estimated when it determined what mortality charge to make. The expense risk assumed is that expenses incurred in issuing and administering the Contract will be greater than Pruco Life of New Jersey estimated in fixing its administrative charges. During 2001, Pruco Life of New Jersey received a total of approximately $0 in mortality and risk charges.

Monthly Deductions from the Contract Fund

Pruco Life of New Jersey deducts the following monthly charges proportionately from the dollar amounts held in each of the chosen investment option[s] or you may select up to two variable investment options from which we deduct your Contract's monthly charges. See Allocated Charges, page 16.

(a) An administrative charge based on the basic insurance amount is deducted. The charge is intended to compensate us for things like processing claims, keeping records, and communicating with Contract owners. Currently, the first part of the charge is equal to $20 per Contract for the first two Contract years and $12.50 per Contract thereafter. Pruco Life of New Jersey reserves the right, however, to charge up to $20 per Contract for each Contract year. The second part of this charge is equal to an amount up to $1.12 per $1,000 of the basic insurance amount for the first five Contract years and zero thereafter. The amount per $1,000 varies by sex, issue age, smoker/nonsmoker status, and extra rating class, if any. During 2001, Pruco Life of New Jersey received a total of approximately $29,000 in monthly administrative charges.

      If the Contract includes a coverage segment representing an increase in basic insurance amount, we will deduct $12 per segment for the first two years of the coverage segment and zero thereafter; plus an amount up to $1.12 per $1,000 of the coverage segment for an increase in basic insurance amount for the first five years from the effective date of the increase and zero thereafter. The amount per $1,000 varies by sex, issue age, smoker/nonsmoker status, extra rating class, if any, and the effective date of the increase.

      In either of the instances described above, the highest charge per thousand is $1.12 and applies to male and female smoker and non-smoker above age 74 at certain rating classes. The lowest charge per thousand is $0.03 and applies to female age 0-14, non-smoker at certain rating classes. The amount of the charge that applies to a particular Contract is shown on the Contract Data pages under the heading "Adjustments to the Contract Fund."

      The following table provides sample per thousand charges:

             ---------------------------------------------------------------
                              Male          Male        Female      Female
               Issue Age   Non-Smoker      Smoker     Non-Smoker    Smoker
             ---------------------------------------------------------------
                  35          $0.14        $0.23         $0.12      $0.16
             ---------------------------------------------------------------
                  45          $0.24        $0.34         $0.19      $0.28
             ---------------------------------------------------------------
                  55          $0.40        $0.45         $0.31      $0.42
             ---------------------------------------------------------------
                  65          $0.67        $0.76         $0.53      $0.70
             ---------------------------------------------------------------

(b) A cost of insurance ("COI") charge is deducted. When an insured dies, the amount payable to the beneficiary (assuming there is no Contract debt) is larger than the Contract Fund - significantly larger if the insured dies in the early years of a Contract. The cost of insurance charges collected from all Contract owners enables Pruco Life of New Jersey to pay this larger death benefit. The maximum COI charge is determined by multiplying the "net amount at risk" under a Contract (the amount by which the Contract's death benefit exceeds the Contract Fund) by maximum COI rates. The maximum COI rates are based upon the 1980 Commissioners Standard Ordinary ("CSO") Tables and an insured's current attained age, sex (except where unisex rates apply), smoker/non-smoker status, and extra rating class, if any. At most ages, Pruco Life of New Jersey's current COI rates are lower than the maximum rates. For additional information, see Increases in Basic Insurance Amount, page 29.

(c) You may add one or more of several riders to the Contract. Some riders are charged for separately. If you add such a rider to the basic Contract, additional charges will be deducted. See Riders, page 19.

(d) If an insured is in a substandard risk classification (for example, a person in a hazardous occupation), additional charges will be deducted.

(e) A charge may be deducted to cover federal, state or local taxes (other than "taxes attributable to premiums" described above) that are imposed upon the operations of the Account. At present no such taxes are imposed and no charge is made.

      The earnings of the Account are taxed as part of the operations of Pruco Life of New Jersey. Currently, no charge is being made to the Account for Pruco Life of New Jersey's federal income taxes, other than the 1.25% charge for federal income taxes measured by premiums. See Deductions from Premium Payments, page 12. Pruco Life of New Jerseyperiodically reviews the question of a charge to the Account for Company federal income taxes. We may make such a charge in the future for any federal income taxes that would be attributable to the Contracts.

Surrender Charges

We will assess a surrender charge if, during the first 10 Contract years (or during the first 10 years of a coverage segment representing an increase in basic insurance amount), the Contract lapses, is surrendered, or the basic insurance amount is decreased (including as a result of a withdrawal or a death benefit type change). The surrender charge is a percentage of the Surrender Target Premium. The percentage varies by issue age. The Surrender Target Premium is equal to the Sales Load Target Premium at the time the policy (or coverage) is issued less premiums for riders or extras. The duration of the surrender charge also varies by issue age. For all issue ages 0-45, the maximum first year percentage is 90% of the Surrender Target Premium, and is reduced annually at a constant rate to zero by the end of the 10th year.

The chart below shows the maximum percentages for all ages at the beginning of the first Contract year, the rate at which the percentages is reduced annually, and the end of the last Contract year for which a surrender charge is shown. The surrender charge is not deducted from the death benefit if the insured should die during this period. This charge is deducted to cover sales and administrative costs, such as: the cost of processing applications, conducting examinations, determining insurability and the insured's rating class, and establishing records. A schedule showing the maximum surrender charges for a full surrender occurring during each year for which a surrender charge may be payable is found in the Contract Data pages of the Contract.

    --------------------------------------------------------            ------------------------------------------------------
                                Reduction in                                                      Reduction in
                 Percentage      percentage                                       Percentage at    percentage
                 at start of    points each       To the                Issue     start of year    points each      To the
    Issue Age      year 1           year       end of year                Age           1             year       end of year
    --------------------------------------------------------            ------------------------------------------------------
       0-45         90.0%          9.00%            10                     60         47.5%           6.79%           7
    --------------------------------------------------------            ------------------------------------------------------
        46          87.0%          8.70%            10                     61         45.0%           7.50%           6
    --------------------------------------------------------            ------------------------------------------------------
        47          84.0%          8.40%            10                     62         42.5%           7.08%           6
    --------------------------------------------------------            ------------------------------------------------------
        48          81.0%          8.10%            10                     63         40.0%           8.00%           5
    --------------------------------------------------------            ------------------------------------------------------
        49          78.0%          7.80%            10                     64         37.5%           9.37%           4
    --------------------------------------------------------            ------------------------------------------------------
        50          75.0%          7.50%            10                     65         35.0%           8.75%           4
    --------------------------------------------------------            ------------------------------------------------------
        51          72.0%          7.20%            10                     66         34.0%           8.50%           4
    --------------------------------------------------------            ------------------------------------------------------
        52          69.0%          6.90%            10                     67         33.5%           8.37%           4
    --------------------------------------------------------            ------------------------------------------------------
        53          66.0%          6.60%            10                     68         33.0%           8.25%           4
    --------------------------------------------------------            ------------------------------------------------------
        54          63.0%          6.30%            10                     69         32.5%          10.83%           3
    --------------------------------------------------------            ------------------------------------------------------
        55          60.0%          6.00%            10                     70         32.0%          10.67%           3
    --------------------------------------------------------            ------------------------------------------------------
        56          57.5%          6.39%            9                      71         31.5%          10.50%           3
    --------------------------------------------------------            ------------------------------------------------------
        57          55.0%          6.87%            8                      72         31.0%          10.33%           3
    --------------------------------------------------------            ------------------------------------------------------
        58          52.5%          6.56%            8                      73         30.5%          10.17%           3
    --------------------------------------------------------            ------------------------------------------------------
        59          50.0%          7.14%            7                   74 and        30.0%          10.00%           3
                                                                         above
    --------------------------------------------------------            ------------------------------------------------------

We will show a surrender charge threshold for each coverage segment in the Contract data pages. This threshold amount is the segment's lowest coverage amount since its effective date. If during the first 10 Contract years (or during the first 10 years of a coverage segment representing an increase in basic insurance amount), the basic insurance amount is decreased (including as a result of a withdrawal or a change in type of death benefit), and the new basic insurance amount for any coverage segment is below the threshold for that segment, we will deduct a percentage of the surrender charge for that segment. The percentage will be the amount by which the new coverage segment is less than the threshold, divided by the threshold. After this transaction, the threshold will be updated and a corresponding new surrender charge schedule will also be determined to reflect that portion of surrender charges deducted in the past. See Increases in Basic Insurance Amount, page 29 and Decreases in Basic Insurance Amount, page 30. During 2001, Pruco Life of New Jersey received a total of approximately $0 surrender or lapsed Contracts.

Transaction Charges

(a) We currently charge an administrative processing fee equal to $25 in connection with each withdrawal.

(b) We may charge an administrative processing fee of up to $25 for any change in basic insurance amount.

(c) We may charge an administrative processing fee of up to $25 for any change in the Target Term Rider coverage amount for Contracts with this rider.

Charges After Age 100


Beginning on the contract anniversary when the insured reaches attained age 100, premiums will no longer be accepted and monthly charges will no longer be deducted from the Contract Fund. You may continue the contract until the insured's death, or until you surrender the contract for its cash surrender value. You may continue to make transfers, loans and withdrawals, subject to the limitations on these transactions described elsewhere. Mortality and expense risk charges and investment advisory fees will continue to be deducted daily. Any outstanding loan will remain on the policy, unless repaid, and will continue to accrue interest. Contracts issued in New York mature on the contract anniversary when the insured reaches attained age 100.


Allocated Charges

You may choose from which variable investment option(s) we deduct your Contract's monthly charges. Monthly charges include: (1) monthly administrative charges, (2) COI charges, (3) any rider charges, and (4) any charge for substandard risk classification. You may select up to two variable investment options for the allocation of monthly charges. Allocations must be designated in whole percentages. For example, 33% can be selected but 33"% cannot.

Of course, the total allocation to the selected variable investment options must equal 100%. See Monthly Deductions from the Contract Fund, page 14.

If there are insufficient funds in one or both of the selected variable investment options to cover the monthly charges, the selected variable investment option(s) will be reduced to zero. Any remaining charge will be deducted from all other variable investment options proportionately to the dollar amount in each. Furthermore, if you do not specify an allocation of monthly charges, we will deduct monthly charges proportionately from your variable investment options.

Requirements for Issuance of a Contract

The Contract may generally be issued on insureds through age 90. Currently, the minimum face amount is $250,000.

For Contracts with a Target Term Rider, the minimum total face amount (basic insurance amount plus any Target Term Rider coverage amount combined) is $250,000. Furthermore, if the Target Term Rider is added to the Contract, the minimum face amount of the base Contract is $100,000, while the minimum rider coverage amount is $5,000. See Riders, page 19. Pruco Life of New Jersey may change the minimum face amounts of the Contracts it will issue.

Pruco Life of New Jersey requires evidence of insurability, which may include a medical examination, before issuing any Contract. Non-smokers are offered the most favorable cost of insurance rates. We charge a higher cost of insurance rate and/or an additional amount if an extra mortality risk is involved. These are the current underwriting requirements. We reserve the right to change them on a non-discriminatory basis.

Short-Term Cancellation Right or "Free-Look"

Generally, you may return the Contract for a refund within 10 days after you receive it. Some states allow a longer period of time during which a Contract may be returned for a refund. You can request a refund by mailing or delivering the Contract to the representative who sold it or to our Service Office. A Contract returned according to this provision shall be deemed void from the beginning. You will then receive a refund of all premium payments made, with no adjustment for investment experience. However, if applicable law so requires and you exercise your short-term cancellation right, you will receive a refund of all premium payments made, plus or minus any change due to investment experience. For information on how premium payments are allocated during the "free-look" period, see Allocation of Premiums, page 22.

Types of Death Benefit

You may select either of three types of death benefit at issue. Generally, a Contract with a Type A (fixed) death benefit has a death benefit equal to the basic insurance amount. This type of death benefit does not vary with the investment performance of the investment options you selected, except in certain circumstances. See How a Type A (Fixed) Contract's Death Benefit Will Vary, page
25. The payment of additional premiums and favorable investment results of the variable investment options to which the assets are allocated will generally increase the cash surrender value. See How a Contract's Cash Surrender Value Will Vary, page 25.

A Contract with a Type B (variable) death benefit has a death benefit which will generally equal the basic insurance amount plus the Contract Fund. Since the Contract Fund is a part of the death benefit, favorable investment performance and payment of additional premiums generally result in an increase in the death benefit as well as in the cash surrender value. Over time, however, the increase in the cash surrender value will be less than under a Type A (fixed) Contract. This is because, given two Contracts with the same basic insurance amount and equal Contract Funds, generally the cost of insurance charge for a Type B (variable) Contract will be greater. See How a Contract's Cash Surrender Value Will Vary, page 25 and How a Type B (Variable) Contract's Death Benefit Will Vary, page 26. Unfavorable investment performance will result in decreases in the death benefit and in the cash surrender value. But, as long as the Contract is not in default, the death benefit may not fall below the basic insurance amount stated in the Contract.

A Contract with a Type C (return of premium) death benefit has a death benefit which will generally equal the basic insurance amount plus the total premiums paid into the Contract, less withdrawals. This death benefit allows the Contract owner, in effect, to recover the cost of the Contract upon the death of the insured. Under certain circumstances, it is possible for a Type C Contract's death benefit to fall below the basic insurance amount. Favorable investment performance and payment of additional premiums will generally increase the Contract's cash value. Over time, however, the increase in cash value will be less than under a Type A (fixed) Contract. See How a Contract's

Surrender Value Will Vary, page 25 and How a Type C (Return of Premium) Contract's Death Benefit Will Vary, page 27.

In choosing a death benefit type, you should also consider whether you intend to use the withdrawal feature. Contract owners of Type A (fixed) Contracts should note that any withdrawal may result in a reduction of the basic insurance amount and the deduction of any applicable surrender charges. We will not allow you to make a withdrawal that will decrease the basic insurance amount below the minimum basic insurance amount. For Type B (variable) and Type C (return of premium) Contracts, withdrawals will not change the basic insurance amount. See Withdrawals, page 28.

Changing the Type of Death Benefit

You may change the type of death benefit any time after issue and subject to Pruco Life of New Jersey's approval. We will increase or decrease the basic insurance amount so that the death benefit immediately after the change matches the death benefit immediately before the change. The basic insurance amount after a change may not be lower than the minimum basic insurance amount applicable to the Contract. See Requirements for Issuance of a Contract, page
17. We reserve the right to make an administrative processing charge of up to $25 for any change in the basic insurance amount, although we do not currently do so. A type change that reduces the basic insurance amount may result in the assessment of surrender charges. See Charges and Expenses, page 11. Furthermore, if you choose a Type A or Type B death benefit at issue, you will NOT be able to change to a Type C death benefit after issue.

If you are changing your Contract's type of death benefit from a Type A (fixed) to a Type B (variable) death benefit, we will reduce the basic insurance amount by the amount in your Contract Fund on the date the change takes place.

If you are changing from a Type A (fixed) to a Type C (return of premium) death benefit, we will change the basic insurance amount by subtracting the total premiums paid on this Contract minus total withdrawals on the date the change takes effect. This change is only available to Contracts which were issued with a Type C death benefit and subsequently changed to a Type A death benefit.

If you are changing from a Type B (variable) to a Type A (fixed) death benefit, we will increase the basic insurance amount by the amount in your Contract Fund on the date the change takes place.

If you are changing from a Type B (variable) to a Type C (return of premium) death benefit, we first find the difference between: (1) the amount in your Contract Fund and (2) the total premiums paid on this Contract minus total withdrawals, determined on the date the change takes effect. If (1) is larger than (2), we will increase the basic insurance amount by that difference. If (2) is larger than (1), we will reduce the basic insurance amount by that difference. This change is only available to Contracts which were issued with a Type C death benefit and subsequently changed to a Type B death benefit.

If you are changing from a Type C (return of premium) to a Type A (fixed) death benefit, we will change the basic insurance amount by adding the total premiums paid minus total withdrawals to this Contract on the date the change takes place.

If you are changing from a Type C (return of premium) to a Type B (variable) death benefit, we first find the difference between: (1) the amount in your Contract Fund and (2) the total premiums paid on this Contract minus total withdrawals, determined on the date the change takes effect. If (2) is larger than (1), we will increase the basic insurance amount by that difference. If (1) is larger than (2), we will reduce the basic insurance amount by that difference.

The following chart illustrates the changes in basic insurance amount with each change of death benefit type described above. The chart assumes a $50,000 Contract Fund and a $300,000 death benefit. For changes to and from a Type C death benefit, the chart assumes $40,000 in total premiums minus total withdrawals.

               ===================================================
                             Basic Insurance Amount
               ===================================================
                   FROM                        TO
               ---------------------------------------------------
                  Type A            Type B              Type C
                 $300,000          $250,000            $260,000
               ---------------------------------------------------
                  Type B            Type A              Type C
                 $250,000          $300,000            $260,000
               ---------------------------------------------------
                  Type C            Type A              Type B
                 $260,000          $300,000            $250,000
               ===================================================

To request a change, fill out an application for change which can be obtained from your Pruco Life of New Jersey representative or our Service Office. If the change is approved, we will recompute the Contract's charges and appropriate tables and send you new Contract data pages. We may require you to send us your Contract before making the change.

Riders

Contract owners may be able to obtain extra fixed benefits which may require an additional premium. These optional insurance benefits will be described in what is known as a "rider" to the Contract. Charges applicable to the riders will be deducted from the Contract Fund on each Monthly date. The amounts of these benefits do not depend on the performance of the Account, although they will no longer be available if the Contract lapses. Certain restrictions may apply and are clearly described in the applicable rider. Your Pruco Life of New Jersey representative can explain all of these extra benefits further. Also, samples of the provisions are available from Pruco Life of New Jersey upon written request.

Enhanced Disability Benefit -- The Enhanced Disability Benefit pays certain amounts into the Contract if the insured is totally disabled, as defined in the benefit provision.

Target Term Rider (not available in New York) -- The Target Term Rider provides a flexible term insurance benefit to attained age 100 on the life of the insured. You specify the amount of term rider coverage you desire, up to four times the base Contract's basic insurance amount. This amount is called the rider coverage amount and is the maximum death benefit payable under the rider. After issue, while the rider is in-force, you may increase the rider coverage amount subject to a minimum increase amount of $25,000 and the underwriting requirements determined by Pruco Life of New Jersey. The rider coverage amount after the increase cannot exceed four times the base Contract's basic insurance amount. You may also decrease your rider coverage amount after issue, subject to a minimum decrease amount of $10,000.

The rider death benefit fluctuates as the base Contract's death benefit changes. When the Contract Fund has not grown to the point where the base Contract's death benefit is increased to satisfy the Internal Revenue Code's definition of life insurance, the rider death benefit equals the rider coverage amount. However, if the Contract Fund has grown to the point where the base Contract's death benefit begins to vary as required by the Internal Revenue Code's definition of life insurance, the rider's death benefit will decrease (or increase) dollar for dollar as the base Contract's death benefit increases (or decreases). The rider death benefit will never increase beyond the rider coverage amount. It is possible, however, for the Contract Fund and, consequently, the base Contract's death benefit to grow to the point where the rider death benefit is reduced to zero.

         [The following information was depicted as a line chart in the printed material.]

         $500,000 Basic Insurance Amount and $500,000 Target Term Rider
                              Type A Death Benefit

     Policy Year           Base Policy Death Benefit        Target Death Benefit
          1                        $ 500,000                      $ 500,000
          2                        $ 500,000                      $ 500,000
          3                        $ 500,000                      $ 500,000
          4                        $ 500,000                      $ 500,000
          5                        $ 500,000                      $ 500,000
          6                        $ 500,000                      $ 500,000
          7                        $ 500,000                      $ 500,000
          8                        $ 500,000                      $ 500,000
          9                        $ 500,000                      $ 500,000
         10                        $ 550,000                      $ 450,000
         11                        $ 605,000                      $ 395,000
         12                        $ 665,500                      $ 334,500
         13                        $ 732,050                      $ 267,950
         14                        $ 805,255                      $ 194,745
         15                        $ 885,781                      $ 114,220
         16                      $ 1,000,000                            $ -
         17                      $ 1,100,000                            $ -
         18                      $ 1,210,000                            $ -
         19                      $ 1,331,000                            $ -
         20                      $ 1,464,100                            $ -

You should consider the following factors when purchasing a Contract with a Target Term Rider:

o A Contract with a Target Term Rider will offer higher cash values and death benefits than an all base policy with the same death benefit if Pruco Life of New Jersey does not change its current charges. This is because: (1) the Sales Load Target Premium will be lower for a Contract with a Target Term Rider than for an all base policy with the same death benefit and this may result in lower current sales expense charges, (2) the monthly administrative charge will also be lower for a Contract with a Target Term Rider than for an all base policy with the same death benefit, and (3) we currently take lower current Cost of Insurance charges under the Target Term Rider.

o However, a Contract with a Target Term Rider offers the potential for lower cash values and death benefits than an all base policy with the same death benefit if Pruco Life of New Jersey raises its current charges to the maximum contractual level. This is because guaranteed maximum charges under the Contract and Target Term Rider are the same except for the per $1,000 of insurance portion of the monthly administrative charge which extends for 10 years on the rider and only five years on the base Contract. The surrender charge does not apply to the Target Term Rider.

Other factors to consider are:

o The length of the Death Benefit Guarantee available on Contracts with a Target Term Rider is limited to five years. If it is important to you to have a Death Benefit Guarantee period longer than five years, you may want to purchase a Contract without a Target Term Rider. See Death Benefit Guarantee, page 22.

o The Enhanced Disability Benefit, as described above, is unavailable on Contracts with a Target Term Rider. If it is important to you to have the Enhanced Disability Benefit, you may want to purchase a Contract without a Target Term Rider.

o The Living Needs Benefit does not apply to the portion of the death benefit that is attributable to a Target Term Rider. If it is important to you that the Living Needs Benefit applies to the entire death benefit, you may want to purchase a Contract without a Target Term Rider. See Living Needs Benefit, page 31.

o The rider coverage amount terminates at the insured's age 100. If it is important to you that no coverage amount then in effect terminates at the insured's attained age 100, you may want to purchase a contract without a Target Term Rider.

Some of the factors outlined above can have effects on the financial performance of a Contract, including the amount of the Contract's cash value and death benefit. It is important that you ask your Pruco Life of New Jersey representative to provide illustrations based on different combinations of base Contract basic insurance amount and rider coverage amount. You can then discuss with your Pruco Life of New Jersey representative how these combinations may address your objectives.

Contract Date

When the first premium payment is paid with the application for a Contract, the Contract date will ordinarily be the later of the application date or the medical examination date. If the first premium is not paid with the application, the Contract date will be the date on which the first premium is paid and the Contract is delivered. Under certain circumstances, we may allow the Contract to be backdated for the purpose of lowering the insured's issue age, but only to a date not earlier than six months prior to the application date. This may be advantageous for some Contract owners as a lower issue age may result in lower current charges. For a Contract that is backdated, we will credit the initial premium as of the date of receipt and will deduct any charges due on or before that date.

Premiums

The Contract is a flexible premium contract. The minimum initial premium is due on or before the Contract date. It is the premium needed to start the Contract. There is no insurance under the Contract unless the minimum initial premium is paid. Thereafter, you decide when to make premium payments and, subject to a $25 minimum, in what amounts. Premiums after the minimum initial premium must be received at our Service Office ninety minutes prior to any announced closing of the New York Stock Exchange or they will be applied as of the end of the valuation period the next business day.

We may require an additional premium if adjustments to premium payments exceed the minimum initial premium or there are Contract Fund charges due on or before the payment date. We reserve the right to refuse to accept any payment that increases the death benefit by more than it increases the Contract Fund. See How a Type A (Fixed) Contract's Death Benefit Will Vary, page 25, How a Type B (Variable) Contract's Death Benefit Will Vary, page 26, and How a Type C (Return of Premium) Contract's Death Benefit Will Vary, page 27. Furthermore, there are circumstances under which the payment of premiums in amounts that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. See Tax Treatment of Contract Benefits, page 35.

Once the minimum initial premium payment is made, there are no required premiums. However, there are several types of premiums which are described below. Understanding them may help you understand how the Contract works.

      Target Premiums are premiums that, if paid at the beginning of each Contract year, will keep the Contract in-force until the insured's age 65, or if later, during the first 10 Contract years, regardless of investment performance and assuming no loans or withdrawals (not applicable to Contracts with the Target Term Rider). If you choose to continue the Death Benefit Guarantee beyond this period, you will have to begin paying premiums substantially higher than the Target Premium. However, not all Contracts offer the Death Benefit Guarantee beyond this period. The length of the Death Benefit Guarantee available to you depends on your Contract's death benefit type, the definition of life insurance test selected at issue, and whether the Target Term Rider is on the Contract. See Death Benefit Guarantee, page 22. When you purchase a Contract, your Pruco Life of New Jersey representative can tell you the amount[s] of the Target Premium. For a Contract with no riders or extra risk charges, these premiums will be level.

      It is possible, in some instances, to pay a premium lower than the Target Premium; the Short-Term Premium. These Short-Term Premiums, if paid at the beginning of each Contract year, will keep the Contract in-force during the first five Contract years, regardless of investment performance and assuming no loans or withdrawals. To continue the Death Benefit Guarantee beyond this period, you will have to begin paying premiums higher than the Short-Term Premium. However, not all Contracts offer the Death Benefit Guarantee beyond five Contract years. The length of the Death Benefit Guarantee available to you depends on your Contract's death benefit type, the definition of life insurance test selected at issue, and whether the Target Term Rider is on the Contract. See Death Benefit Guarantee, page
      22. When you purchase a Contract, your Pruco Life of New Jersey representative can tell you the amount[s] of the Short-Term Premium. As is the case with the Target Premium, for a Contract with no riders or extra risk charges, these premiums will be level.

      Lifetime Premiums are the premiums that, if paid at the beginning of each Contract year, will keep the Contract in-force during the lifetime of the insured, regardless of investment performance and assuming no loans or withdrawals (not applicable to all Contracts). See Death Benefit Guarantee, page 22. As is the case with the Target Premium, for a Contract with no riders or extra risk charges, these premiums will be level. When you purchase a Contract, your Pruco Life of New Jersey representative can tell you the amount[s] of the Lifetime Premium.

We can bill you for the amount you select annually, semi-annually, or quarterly. Because the Contract is a flexible premium contract, there are no scheduled premium due dates. When you receive a premium notice, you are not required to pay this amount. The Contract will remain in-force if: (1) the Contract Fund, less any applicable surrender charges, is greater than zero and more than any Contract debt or (2) you have paid sufficient premiums, on an accumulated basis, to meet the Death Benefit Guarantee conditions and Contract debt is not equal to or greater than the Contract Fund, less any applicable surrender charges. When you apply for the Contract, you should discuss with your Pruco Life of New Jersey representative how frequently you would like to be billed (if at all) and for what amount.

Allocation of Premiums

On the Contract date: (1) we deduct the charge for sales expenses and the charge for taxes attributable to premiums from the initial; (2) we allocate the remainder of the initial premium and any other premium received during the short-term cancellation right ("free-look") period to the ProFund VP Money Market investment option; and (3) the first monthly deductions are made. At the end of the "free-look" period, these funds will be transferred out of the ProFund VP Money Market investment option and allocated among the variable investment options according to your most current allocation request. See Short-Term Cancellation Right or "Free-Look," page 17. If the first premium is received before the Contract date, there will be a period during which the Contract owner's initial premium will not be invested.

The charge for sales expenses and the charge for taxes attributable to premiums also apply to all subsequent premium payments. The remainder will be invested as of the end of the valuation period in which it is received at our Service Office, in accordance with the allocation you previously designated. Provided the Contract is not in default, you may change the way in which subsequent premiums are allocated by giving written notice to our Service Office or by telephoning our Service Office, provided you are enrolled to use the Telephone Transfer System. Premium allocation changes must be received at our Service Office ninety minutes prior to any announced closing of the New York Stock Exchange or they will take effect as of the end of the valuation period the next business day. There is no charge for reallocating future premiums. All percentage allocations must be in whole numbers. For example, 33% can be selected but 33"% cannot. Of course, the total allocation to all selected investment options must equal 100%.

Death Benefit Guarantee

Although you decide what premium amounts you wish to pay, sufficient premium payments, on an accumulated basis, will guarantee that your Contract will not lapse and a death benefit will be paid upon the death of the insured. This will be true even if, because of unfavorable investment experience, your Contract Fund value drops to zero. Withdrawals may adversely affect the status of the guarantee. Likewise, a Contract loan will negate any guarantee. See Withdrawals, page 28, and Contract Loans, page 34. You should consider how important the Death Benefit Guarantee is to you when deciding what premium amounts to pay into the Contract.

At the Contract date and on each Monthly date, during the Death Benefit Guarantee period shown on your Contract data pages, we calculate your Contract's "Accumulated Net Payments" as of that date. Accumulated Net Payments equal the premiums you paid, accumulated at an effective annual rate of 4%, less withdrawals also accumulated at 4%.

We also calculate Death Benefit Guarantee Values. These are values used solely to determine if a Death Benefit Guarantee is in effect. These are not cash values that you can realize by surrendering the Contract, nor are they payable death benefits. Your Contract data pages contain a table of Death Benefit Guarantee Values, calculated as of Contract anniversaries. Values for non-anniversary Monthly dates will reflect the number of months elapsed between Contract anniversaries.

At each Monthly date, during the Death Benefit Guarantee period shown on your Contract data pages, we will compare your Accumulated Net Payments to the Death Benefit Guarantee Value as of that date. If your Accumulated Net Payments equal or exceed the Death Benefit Guarantee Value and Contract debt does not equal or exceed the Contract Fund less any applicable surrender charges, then the Contract is kept in-force, regardless of the amount in the Contract Fund.

Short-Term, Target, and Lifetime Premiums are payments which correspond to the Death Benefit Guarantee Values shown on your Contract data pages. For example, payment of the Short-Term Premium at the beginning of each Contract year guarantees that your Contract will not lapse during the first five Contract years, assuming no loans or withdrawals. However, payment of the Short-Term Premium after year five will not assure that your Contract's Accumulated Net Payments will continue to meet the Death Benefit Guarantee Values. See Premiums, page 21.

If you want a Death Benefit Guarantee to last longer than five years, you should expect to pay at least the Target Premium at the start of each Contract year. Paying the Target Premium at the beginning of each Contract year guarantees your Contract against lapse until the insured's age 65 or for 10 years after issue, whichever comes later, assuming no loans or withdrawals. However, payment of the Target Premium after this Death Benefit Guarantee period, will not assure that your Contract's Accumulated Net Payments will meet the subsequent, much higher, Death Benefit Guarantee Values.

If you want a Death Benefit Guarantee to last the lifetime of the insured, then you should expect to pay at least the Lifetime Premium at the start of each Contract year. Paying the Lifetime Premium at the beginning of each Contract year guarantees your Contract against lapse for the insured's lifetime, assuming no loans or withdrawals.

The following table provides sample Short-Term, Target, and Lifetime Premiums (to the nearest dollar) for Basic Insurance Amounts and increases dated on or after May 1, 2002. The examples assume: (1) the insured is a male, Preferred Best, with no extra risk or substandard ratings; (2) a $250,000 basic insurance amount; (3) no extra benefit riders have been added to the Contract; and (4) the Cash Value Accumulation Test has been elected for definition of life insurance testing.

        ==============================================================================================
                                          Illustrative Annual Premiums
        ==============================================================================================
            Age of
          insured at
           issue or                 Type of               Short-Term        Target        Lifetime
           increase          Death Benefit Chosen           Premium         Premium        Premium
        ==============================================================================================
              40               Type A (Fixed)                $1,125          $2,138        $4,765
        ----------------------------------------------------------------------------------------------
              40              Type B (Variable)              $1,210          $2,220        $14,185
        ----------------------------------------------------------------------------------------------
              40         Type C (Return of Premium)          $1,130           N/A            N/A
        ----------------------------------------------------------------------------------------------
              60               Type A (Fixed)                $3,363          $7,158        $12,963
        ----------------------------------------------------------------------------------------------
              60              Type B (Variable)              $4,415          $7,218        $33,195
        ----------------------------------------------------------------------------------------------
              60         Type C (Return of Premium)          $4,163           N/A            N/A
        ----------------------------------------------------------------------------------------------
              80               Type A (Fixed)                $16,203        $39,345        $47,235
        ----------------------------------------------------------------------------------------------
              80              Type B (Variable)              $22,353        $43,980        $83,015
        ----------------------------------------------------------------------------------------------
              80         Type C (Return of Premium)            N/A            N/A            N/A
        ==============================================================================================

Paying the Short-Term, Target, or Lifetime Premiums at the start of each Contract year is one way of reaching the Death Benefit Guarantee Values; it is certainly not the only way. The Death Benefit Guarantee allows considerable flexibility as to the timing of premium payments. Your Pruco Life of New Jersey representative can supply sample illustrations of various premium amount and frequency combinations that correspond to the Death Benefit Guarantee Values.

When determining what premium amounts to pay and the frequency of your payments, you should consider carefully the value of maintaining the Death Benefit Guarantee. If you desire the Death Benefit Guarantee until the later of the insured's age 65 or 10 years after issue, you may prefer to pay at least the Target Premium in all years, rather than paying the lower Short-Term Premium in the first five years. If you pay only enough premium to meet the Death Benefit Guarantee Values in the first five years, you will need to pay more than the Target Premium at the beginning of the 6th year in order to continue the Death Benefit Guarantee.

Similarly, if you desire the Death Benefit Guarantee for lifetime protection, you may prefer to pay generally higher premiums in all years, rather than trying to make such payments on an as needed basis. For example, if you pay only enough premium to meet the Death Benefit Guarantee Values until the later of the insured's age 65 or 10 years after issue, a substantial amount may be required to meet the subsequent Death Benefit Guarantee Values and continue the guarantee. In addition, it is possible that the payment required to continue the guarantee beyond this period could exceed the premium payments allowed to be paid without causing the Contract to become a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page 35.

Not all Contracts will have the Death Benefit Guarantee available in all years. Type A and Type B Contracts with the Cash Value Accumulation Test elected for definition of life insurance testing will have the Death Benefit Guarantee available for the lifetime of the insured. However, Type A and Type B Contracts with the Guideline Premium Test elected for definition of life insurance testing will have the Death Benefit Guarantee available until the insured's age 65 or 10 years after issue, whichever is later. Furthermore, Type C Contracts with either the Cash Value Accumulation Test or Guideline Premium Test elected for definition of life insurance testing, will only have the Death Benefit Guarantee available for the first five Contract years. Contracts with the Target Term Rider will also have the Death Benefit Guarantee available for only the first five Contract years. Your Contract data pages will show Death Benefit Guarantee Values for the duration available with your Contract. See Types of Death Benefit, page 17 and Tax Treatment of Contract Benefits, page 35.

Transfers

You may transfer amounts from one variable investment option to another variable investment option without charge. All or a portion of the amount credited to a variable investment option may be transferred. Transfers will not be made until the end of the "free-look" period. See Short-Term Cancellation Right or "Free-Look", page 17.

The request may be in terms of dollars, such as a request to transfer $5,000 from one variable investment option to another, or may be in terms of a percentage reallocation among variable investment options. In the latter case, as with premium reallocations, the percentages must be in whole numbers. You may transfer amounts by proper written notice to our Service Office or by telephone, provided you are enrolled to use the Telephone Transfer System. You will automatically be enrolled to use the Telephone Transfer System unless the Contract is jointly owned or you elect not to have this privilege. Telephone transfers may not be available on Contracts that are assigned, depending on the terms of the assignment. See Assignment, page 37.

Any proper transfer request that is received at our Service Office after ninety minutes prior to any announced closing of the New York Stock Exchange (generally 2:30 Eastern time) and prior to the end of the valuation period that day will take effect as of the end of the valuation period the next business day. The "cut-off" time for proper transfer requests we receive that are submitted electronically to us, using electronic tools and procedures that we require, will be extended to forty-five minutes prior to any announced closing of the New York Stock Exchange (generally 3:15 Eastern time). We may set a later cut-off time for transfers and other financial transactions, but we will tell you if we do that.

We will use reasonable procedures, such as asking you to provide certain personal information provided on your application for insurance, to confirm that instructions given by telephone are genuine. We will not be held liable for following telephone instructions that we reasonably believe to be genuine. Pruco Life of New Jersey cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

Some Contract owners may use investment advisors or other third parties to make transfers on their behalf. Activity by such investment advisors or third parties may result in unusually large transfers which may interfere with our ability or the ability of the underlying Fund to process transactions. Such activity may also adversely affect the investment performance of the Funds.

We reserve the right to limit transfers in any Contract year, or to refuse any of your transfer requests, if:

o we believe that excessive transfers, a specific transfer request, or a group of transfer requests by an owner or the owner's investment advisor may have a detrimental effect on the performance of any investment option or the share prices of any Fund or would be detrimental to other Contract owners; or

o we are informed by one or more Funds that they intend to restrict the purchase of portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the price of Fund shares.

We may apply the restrictions in a non-discriminatory manner reasonably designed to prevent transfers that we consider to be disadvantageous to other Contract owners.

We do not recommend, supervise or select your investment advisor. We are not responsible for any advice provided by your investment advisor.

To use an investment advisor to effect allocations and transfers among the investment options, you must:

o     notify us in writing of the name of your investment advisor; and

o provide us with a power of attorney approved by us authorizing your investment advisor to give us asset allocation/transfer instructions.

There is no assurance that your investment advisor will successfully predict market fluctuations. In selecting your investment advisor, you should carefully consider his or her background, experience and reputation.

How a Contract's Cash Surrender Value Will Vary

You may surrender the Contract for its cash surrender value (referred to as net cash value in the Contract). The Contract's cash surrender value on any date will be the Contract Fund less any applicable surrender charges and less any Contract debt. See Contract Loans, page 34. The Contract Fund value changes daily, reflecting: (1) increases or decreases in the value of the variable investment options; (2) interest credited on any loan; and (3) the daily asset charge for mortality and expense risks assessed against the variable investment options. The Contract Fund value also changes to reflect the receipt of premium payments and the monthly deductions described under Charges and Expenses, page
11. Upon request, Pruco Life of New Jersey will tell you the cash surrender value of your Contract. It is possible for the cash surrender value of a Contract to decline to zero because of unfavorable investment performance or outstanding Contract debt.

The tables on pages T1 through T10 of this prospectus illustrate approximately what the cash surrender values would be for representative Contracts paying certain premium amounts, and assuming hypothetical uniform investment results in the Fund portfolios. Five of the tables assume current charges will be made throughout the lifetime of the Contract and five of them assume maximum charges will be made. See Illustrations of Cash Surrender Values, Death Benefits, and Accumulated Premiums, page 31.

How a Type A (Fixed) Contract's Death Benefit Will Vary

As described earlier, there are three types of death benefit available under the
Contract: (1) Type A, a generally fixed death benefit; (2) Type B, a variable death benefit; and (3) Type C, a return of premium death benefit. A Type C (return of premium) death benefit generally varies by the amount of premiums paid, a Type B (variable) death benefit varies with investment performance, and a Type A (fixed) death benefit does not vary unless it must be increased to comply with the Internal Revenue Code's definition of life insurance.

Under a Type A (fixed) Contract, the death benefit is generally equal to the basic insurance amount. If the Contract is kept in-force for several years, depending on how much premium you pay, and/or if investment performance is reasonably favorable, the Contract Fund may grow to the point where Pruco Life of New Jersey will increase the death benefit in order to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

The death benefit under a Type A (fixed) Contract will always be the greater of:

            (1)   the basic insurance amount; and

            (2) the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the attained age factor that applies.

A listing of attained age factors can be found on your Contract data pages. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract. See Tax Treatment of Contract Benefits, page 35, for a discussion of these methods and the impact of each on the Contract's values, benefits and tax status.

The following table illustrates at different ages how the attained age factor affects the death benefit for different Contract Fund amounts. The table assumes a $250,000 Type A (fixed) Contract was issued when the insured was a male nonsmoker, age 35.

                          Type A (Fixed) Death Benefit

=============================================================================================================================
                    IF                                                           THEN
=============================================================================================================================
                        and the Contract      the attained age    the Contract Fund multiplied by the       and the Death
 the insured is age          Fund is            factor is**              attained age factor is               Benefit is
=============================================================================================================================
         40                 $ 25,000                3.57                         89,250                        $250,000
         40                 $ 75,000                3.57                        267,750                        $267,750*
         40                 $100,000                3.57                        357,000                        $357,000*
-----------------------------------------------------------------------------------------------------------------------------
         60                 $ 75,000                1.92                        144,000                        $250,000
         60                 $125,000                1.92                        240,000                        $250,000
         60                 $150,000                1.92                        288,000                        $288,000*
-----------------------------------------------------------------------------------------------------------------------------
         80                 $150,000                1.26                        189,000                        $250,000
         80                 $200,000                1.26                        252,000                        $252,000*
         80                 $225,000                1.26                        283,500                        $283,500*
=============================================================================================================================
*     Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.
**    Assumes the Contract owner selected the Cash Value Accumulation Test.
=============================================================================================================================

This means, for example, that if the insured has reached the age of 60, and the Contract Fund is $150,000, the death benefit will be $288,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $1.92. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the Death Benefit Guarantee.

How a Type B (Variable) Contract's Death Benefit Will Vary

Under a Type B (variable) Contract, while the Contract is in-force, the death benefit will never be less than the basic insurance amount, but will vary, immediately after it is issued, with the investment results of the selected investment options. The death benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

The death benefit under a Type B (variable) Contract will always be the greater of:

            (1) the basic insurance amount plus the Contract Fund before the deduction of any monthly charges due on that date; and

            (2) the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the attained age factor that applies.

For purposes of computing the death benefit, if the Contract Fund is less than zero we will consider it to be zero. A listing of attained age factors can be found on your Contract data pages. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract. See Tax Treatment of Contract Benefits, page 35, for a discussion of these methods and the impact of each on the Contract's values, benefits and tax status.

The following table illustrates various attained age factors and Contract Funds and the corresponding death benefits. The table assumes a $250,000 Type B (variable) Contract was issued when the insured was a male nonsmoker, age 35.

                         Type B (Variable) Death Benefit

=========================================================================================================================
                    IF                                                             THEN
=========================================================================================================================
                         and the Contract      the attained age      the Contract Fund multiplied by        and the Death
 the insured is age          Fund is             factor is**           the attained age factor is            Benefit is
=========================================================================================================================
         40                  $ 25,000                3.57                         89,250                      $275,000
         40                  $ 75,000                3.57                        267,750                      $325,000
         40                  $100,000                3.57                        357,000                      $357,000*
-------------------------------------------------------------------------------------------------------------------------
         60                  $ 75,000                1.92                        144,000                      $325,000
         60                  $125,000                1.92                        240,000                      $375,000
         60                  $150,000                1.92                        288,000                      $400,000
-------------------------------------------------------------------------------------------------------------------------
         80                  $150,000                1.26                        189,000                      $400,000
         80                  $200,000                1.26                        252,000                      $450,000
         80                  $225,000                1.26                        283,500                      $475,000
=========================================================================================================================
*     Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.
**    Assumes the Contract owner selected the Cash Value Accumulation Test.
=========================================================================================================================

This means, for example, that if the insured has reached the age of 40, and the Contract Fund is $100,000, the death benefit will be $357,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $3.57. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the Death Benefit Guarantee.

How a Type C (Return of Premium) Contract's Death Benefit Will Vary

Under a Type C (return of premium) Contract, while the Contract is in-force, the death benefit will vary by the amount of premiums paid, less any withdrawals. Unlike Type A and Type B Contracts, the death benefit of a Type C Contract may be less than the basic insurance amount in the event total withdrawals are greater than total premiums paid. The death benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

The death benefit under a Type C (return of premium) Contract will always be the greater of:

            (1) the basic insurance amount plus the total premiums paid into the Contract less any withdrawals; and

            (2) the Contract Fund before the deduction of monthly charges due on that date, multiplied by the attained age factor that applies.

A listing of attained age factors can be found on your Contract data pages. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract. See Tax Treatment of Contract Benefits, page 35, for a discussion of these methods and the impact of each on the Contract's values, benefits and tax status.

The following table illustrates various attained age factors and Contract Funds and the corresponding death benefits. The table assumes a $250,000 Type C (return of premium) Contract was issued when the insured was a male nonsmoker, age 35.

                    Type C (Return of Premium) Death Benefit

=============================================================================================================================
                      IF                                                                    THEN
=============================================================================================================================
   the                                                                                the Contract Fund       and the Death
 insured       and the Contract    and the premiums paid     the attained age    multiplied by the attained     Benefit is
 is age            Fund is        less any withdrawals is       factor is**             age factor is
=============================================================================================================================
  40               $ 25,000               $ 15,000                  3.57                     89,250             $265,000
  40               $ 75,000               $ 60,000                  3.57                    267,750             $310,000
  40               $100,000               $ 80,000                  3.57                    357,000             $357,000*
-----------------------------------------------------------------------------------------------------------------------------
  60               $ 75,000               $ 60,000                  1.92                    144,000             $310,000
  60               $125,000               $100,000                  1.92                    240,000             $350,000
  60               $150,000               $125,000                  1.92                    288,000             $375,000
-----------------------------------------------------------------------------------------------------------------------------
  80               $150,000               $125,000                  1.26                    189,000             $375,000
  80               $200,000               $150,000                  1.26                    252,000             $400,000
  80               $225,000               $175,000                  1.26                    283,500             $425,000
=============================================================================================================================
*     Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.
**    Assumes the Contract owner selected the Cash Value Accumulation Test.
=============================================================================================================================

This means, for example, that if the insured has reached the age of 40, and the premiums paid less any withdrawals equals $80,000, the death benefit will be $357,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $3.57. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the Death Benefit Guarantee.

Surrender of a Contract


A Contract may be surrendered for its cash surrender value (or for a fixed reduced paid-up insurance benefit for contracts issued in New York State) while the insured is living. To surrender a Contract, we may require you to deliver or mail the Contract with a written request in a form that meets Pruco Life of New Jersey's needs, to our Service Office. The surrender request must be received at our Service Office ninety minutes prior to any announced closing of the New York Stock Exchange or it will take effect as of the end of the valuation period the next business day. Surrender of a Contract may have tax consequences. See Tax Treatment of Contract Benefits, page 35.

Fixed reduced paid-up insurance (available in New York only) provides paid-up insurance, the amount of which will be paid when the insured dies. There will be cash values and loan values. The loan interest rate for fixed reduced paid-up insurance is 5%. Upon surrender of the Contract, the amount of fixed reduced paid-up insurance is 5%. Upon surrender of the Contract, the amount of fixed reduced paid-up insurance depends upon the net cash value and the insured's issue age, sex, smoker/non-smoker status, and the length of time since the Contract date.


Withdrawals

Under certain circumstances, you may withdraw a portion of the Contract's cash surrender value without surrendering the Contract. The withdrawal amount is limited by the requirement that the net cash value after withdrawal may not be less than or equal to zero after deducting any charges associated with the withdrawal and an amount that we estimate will be sufficient to cover the contract fund deductions for two monthly dates following the date of withdrawal. The amount withdrawn must be at least $100. There is an administrative processing fee for each withdrawal which is $25. An amount withdrawn may not be repaid except as a premium subject to the applicable charges. Upon request, we will tell you how much you may withdraw. The withdrawal request must be received at our Service Office ninety minutes prior to any announced closing of the New York Stock Exchange or it will take effect as of the end of the valuation period the next business day. Withdrawal of the cash surrender value may have tax consequences. See Tax Treatment of Contract Benefits, page 35.

Whenever a withdrawal is made, the death benefit will immediately be reduced by at least the amount of the withdrawal. Withdrawals under Type B (variable) and Type C (return of premium) Contracts, will not change the basic insurance amount. However, under a Type A (fixed) Contract, the withdrawal may require a reduction in the basic insurance amount. If a decrease in basic insurance amount reduces a coverage segment below its surrender charge threshold, a surrender charge may be deducted. See Charges and Expenses, page 11. No withdrawal will be permitted under a Type A (fixed) Contract if it would result in a basic insurance amount of less than the minimum basic insurance amount. See Requirements for Issuance of a Contract, page 17. It is important to note, however, that if the basic insurance amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract. Before making any withdrawal which causes a decrease in basic insurance amount, you should consult with your tax adviser and your Pruco Life of New Jersey representative. See Tax Treatment of Contract Benefits, page 35.

When a withdrawal is made, the Contract Fund is reduced by the sum of the cash withdrawn, the withdrawal fee, and any surrender charge. An amount equal to the reduction in the Contract Fund will be withdrawn proportionally from the investment options unless you direct otherwise. Withdrawal of the cash surrender value increases the risk that the Contract Fund may be insufficient to provide Contract benefits. If such a withdrawal is followed by unfavorable investment experience, the Contract may go into default. Withdrawals may also affect whether a Contract is kept in-force under the Death Benefit Guarantee, since withdrawals decrease your Accumulated Net Payments. See Death Benefit Guarantee, page 22.

Lapse and Reinstatement

Pruco Life of New Jersey will determine the value of the Contract Fund on each Monthly date. If the Contract Fund less any applicable surrender charges is zero or less, the Contract is in default unless it remains in-force under the Death Benefit Guarantee. See Death Benefit Guarantee, page 22. If the Contract debt ever grows to be equal to or more than the Contract Fund less any applicable surrender charges, the Contract will be in default. Should this happen, Pruco Life of New Jersey will send you a notice of default setting forth the payment which we estimate will keep the Contract in-force for three months from the date of default. This payment must be received at our Service Office within the 61-day grace period after the notice of default is mailed or the Contract will end and have no value. A Contract that lapses with an outstanding Contract loan may have tax consequences. See Tax Treatment of Contract Benefits, page 35.

A Contract that ended in default may be reinstated within five years after the date of default if the following conditions are met: (1) renewed evidence of insurability is provided on the insured; (2) submission of certain payments sufficient to bring the Contract up to date plus a premium that we estimate will cover all charges and deductions for the next three months; and (3) any Contract debt with interest to date must be restored or paid back. If the Contract debt is restored and the debt with interest would exceed the loan value of the reinstated Contract, the excess must be paid to us before reinstatement. The reinstatement date will be the date we approve your request. We will deduct all required charges from your payment and the balance will be placed into your Contract Fund. If we approve the reinstatement, we will credit the Contract Fund with an amount equal to the surrender charge applicable as of the date of reinstatement.

Increases in Basic Insurance Amount

Subject to state approval and subject to the underwriting requirements determined by Pruco Life of New Jersey, after the first Contract anniversary, you may increase the amount of insurance by increasing the basic insurance amount of the Contract, thus, creating an additional coverage segment.

The following conditions must be met:

      (1) you must ask for the change in a form that meets Pruco Life of New Jersey's needs;

      (2) the amount of the increase must be at least equal to the minimum increase in basic insurance amount shown under Contract Limitations in your Contract data pages;

      (3)   you must prove to us that the insured is insurable for any increase;

      (4)   the Contract must not be in default;

      (5) we must not be paying premiums into the Contract as a result of the insured's total disability; and

      (6) if we ask you to do so, you must send us the Contract to be endorsed.

If we approve the change, we will send you new Contract data pages showing the amount and effective date of the change and the recomputed charges, values and limitations. If the insured is not living on the effective date, the change will not take effect. No administrative processing charge is currently being made in connection with an increase in basic insurance amount. However, we reserve the right to make such a charge in an amount of up to $25.

The Sales Load Target Premium is calculated separately for each coverage segment. When premiums are paid, each payment is allocated to each coverage segment based on the proportion of the Sales Load Target Premium in each segment to the total Sales Load Target Premiums of all segments. Currently, the sales load charge for each segment is equal to 4% of the allocated premium paid in each Contract year up to the Sales Load Target Premium and 2% of allocated premiums paid in excess of this amount for the first 10 Contract years; 0% thereafter. See the definition of Contract year for an increase in basic insurance amount under DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS, page 1.

Each coverage segment will have its own surrender charge period beginning on that segment's effective date and its own surrender charge threshold. The surrender charge threshold is the segment's lowest coverage amount since its effective date. See Decreases in Basic Insurance Amount, page 30, and Surrender Charges, page 15.

The COI rates for a coverage segment representing an increase in basic insurance amount are based upon 1980 CSO Tables, the age at the segment's effective date and the number of years since then, sex (except where unisex rates apply); smoker/nonsmoker status, extra rating class, if any, and the effective date of the increase. The net amount at risk for the whole contract (the death benefit minus the Contract Fund) is allocated to each coverage segment based on the proportion of its basic insurance amount to the total of all coverage segments. In addition, the attained age factor for a Contract with an increase in basic insurance amount is based on the Insured's attained age for the initial coverage segment. For a description of attained age factor, see How a Type A (Fixed) Contract's Death Benefit Will Vary, page 25, How a Type B (Variable) Contract's Death Benefit Will Vary, page 26, and How a Type C (Return of Premium) Contract's Death Benefit Will Vary, page 27.

Each Contract owner who elects to increase the basic insurance amount of his or her Contract will receive a "free-look" right which will apply only to the increase in basic insurance amount, not the entire Contract. This right is comparable to the right afforded to a purchaser of a new Contract except that, any cost of insurance charge for the increase in the basic insurance amount will be returned to the Contract Fund instead of a refund of premium. See Short-Term Cancellation Right or "Free-Look", page 17. Generally, the "free-look" right would have to be exercised no later than 10 days after receipt of the Contract as increased.

An increase in basic insurance amount may cause the Contract to be classified as a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page 35. Therefore, before increasing the basic insurance amount, you should consult with your tax adviser and your Pruco Life of New Jersey representative.

Decreases in Basic Insurance Amount

As explained earlier, you may make a withdrawal. See Withdrawals, page 28. You also have the option of decreasing the basic insurance amount of your Contract without withdrawing any cash surrender value at any time after the first Contract anniversary. Contract owners who conclude that, because of changed circumstances, the amount of insurance is greater than needed will be able to decrease their amount of insurance protection, and the monthly deductions for the cost of insurance. The amount of the decrease must be at least equal to the minimum decrease in basic insurance amount shown under Contract Limitations in your Contract data pages.

In addition, the basic insurance amount after the decrease must be at least equal to the minimum basic insurance amount shown under Contract Limitations in your Contract data pages. No administrative processing charge is currently being made in connection with a decrease in basic insurance amount. However, we reserve the right to make such a charge in an amount of up to $25. See Charges and Expenses, page 11. If we ask you to, you must send us your Contract to be endorsed. The Contract will be amended to show the new basic insurance amount, charges, values in the appropriate tables and the effective date of the decrease. A decrease will not take effect if the insured is not living on the effective date.

For Contracts with more than one coverage segment, a decrease in basic insurance amount will reduce each coverage segment based on the proportion of the coverage segment amount to the total of all coverage segment amounts in effect just before the change. Each coverage segment will have its own surrender charge threshold equal to the segment's lowest coverage amount since its effective date. If the decrease in basic insurance amount reduces a coverage segment to an amount equal to or greater than its surrender charge threshold, we will not impose a surrender charge. However, if the decrease in basic insurance amount reduces a coverage segment below its threshold, we will subtract the new coverage segment amount from the threshold amount. We will then multiply the surrender charge by the lesser of this difference and the amount of the decrease, divide by the threshold amount, and deduct the result from the Contract Fund. See Surrender Charges, page 15.

We may decline a reduction if we determine it would cause the Contract to fail to qualify as "life insurance" for purposes of Section 7702 of the Internal Revenue Code. In addition, it is important to note that if the basic insurance amount is decreased, there is a possibility that the Contract will be classified as a Modified Endowment Contract. See

Tax Treatment of Contract Benefits, page 35. Before requesting any decrease in basic insurance amount, you should consult with your tax adviser and your Pruco Life of New Jersey representative.

When Proceeds Are Paid

Pruco Life of New Jersey will generally pay any death benefit, cash surrender value, loan proceeds or withdrawal within seven days after all the documents required for such a payment are received at our Service Office. Other than the death benefit, which is determined as of the date of death, the amount will be determined as of the end of the valuation period in which the necessary documents are received at our Service Office. However, Pruco Life of New Jersey may delay payment of proceeds from the variable investment option[s] and the variable portion of the death benefit due under the Contract if the disposal or valuation of the Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists.

Living Needs Benefit

The Living Needs Benefit" is available on your Contract. The benefit may vary by state. There is no charge for adding the benefit to a Contract. However, an administrative charge (not to exceed $150) will be made at the time the Living Needs Benefit is paid.

Subject to state regulatory approval, the Living Needs Benefit allows you to elect to receive an accelerated payment of all or part of the Contract's death benefit, adjusted to reflect current value, at a time when certain special needs exist. The adjusted death benefit will always be less than the death benefit, but will generally be greater than the Contract's cash surrender value. One or both of the following options may be available. A Pruco Life of New Jersey representative should be consulted as to whether additional options may be available.

Terminal Illness Option. This option is available if the insured is diagnosed as terminally ill with a life expectancy of six months or less. When satisfactory evidence is provided, Pruco Life of New Jersey will provide an accelerated payment of the portion of the death benefit selected by the Contract owner as a Living Needs Benefit. The Contract owner may (1) elect to receive the benefit in a single sum or (2) receive equal monthly payments for six months. If the insured dies before all the payments have been made, the present value of the remaining payments will be paid to the beneficiary designated in the Living Needs Benefit claim form in a single sum.

Nursing Home Option. This option is available after the insured has been confined to an eligible nursing home for six months or more. When satisfactory evidence is provided, including certification by a licensed physician, that the insured is expected to remain in the nursing home until death, Pruco Life of New Jersey will provide an accelerated payment of the portion of the death benefit selected by the Contract owner as a Living Needs Benefit. The Contract owner may
(1) elect to receive the benefit in a single sum or (2) receive equal monthly payments for a specified number of years (not more than 10 nor less than 2), depending upon the age of the insured. If the insured dies before all of the payments have been made, the present value of the remaining payments will be paid to the beneficiary designated in the Living Needs Benefit claim form in a single sum.

Subject to state approval, all or part of the Contract's death benefit may be accelerated under the Living Needs Benefit. If the benefit is only partially accelerated, a death benefit of at least $25,000 must remain under the Contract. Pruco Life of New Jersey reserves the right to determine the minimum amount that may be accelerated.

No benefit will be payable if you are required to elect it in order to meet the claims of creditors or to obtain a government benefit. Pruco Life of New Jersey can furnish details about the amount of Living Needs Benefit that is available to an eligible Contract owner, and the effect on the Contract if less than the entire death benefit is accelerated.

You should consider whether adding this settlement option is appropriate in your given situation. Adding the Living Needs Benefit to the Contract has no adverse consequences; however, electing to use it could. With the exception of certain business-related Contracts, the Living Needs Benefit is excluded from income if the insured is terminally ill or chronically ill as defined in the tax law (although the exclusion in the latter case may be limited). You should consult a qualified tax adviser before electing to receive this benefit. Receipt of a Living Needs Benefit payment may also affect your eligibility for certain government benefits or entitlements.

Illustrations of Cash Surrender Values, Death Benefits, and Accumulated Premiums

The following tables (pages T1 through T10) show how a Contract's death benefit and cash surrender values change with the investment experience of the Account. They are "hypothetical" because they are based, in part, upon several assumptions, which are described below. All ten tables assume the following:

o a Contract bought by a 35 year old male, Preferred Best, with no extra risks or substandard ratings.

o a given premium amount is paid on each Contract anniversary and no loans are taken.

o     the Contract Fund has been invested in equal amounts in each of the 30
      Funds.

The first two tables (pages T1 and T2) assume: (1) a Type A (fixed) Contract has been purchased, (2) a $250,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing. See Tax Treatment of Contract Benefits, page 35 and Types of Death Benefit, page 17. The first table assumes current charges will continue for the indefinite future while the second table assumes maximum contractual charges have been made from the beginning. See Charges and Expenses, page 11.

The third and fourth tables (pages T3 and T4) assume: (1) a Type A (fixed) Contract has been purchased, (2) a $100,000 basic insurance amount and a $150,000 Target Term Rider has been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing. See Tax Treatment of Contract Benefits, page 35 and Types of Death Benefit, page 17. The third table assumes current charges will continue for the indefinite future while the fourth table assumes maximum contractual charges have been made from the beginning. See Charges and Expenses, page 11.

The next two tables (pages T5 and T6) assume: (1) a Type A (fixed) Contract has been purchased, (2) a $250,000 basic insurance amount and no riders have been added to the Contract, and (3) a Guideline Premium Test has been elected for definition of life insurance testing. See Tax Treatment of Contract Benefits, page 35 and Types of Death Benefit, page 17. The fifth table assumes current charges will continue for the indefinite future while the sixth table assumes maximum contractual charges have been made from the beginning. See Charges and Expenses, page 11.

The tables on pages T7 and T8 assume: (1) a Type B (variable) Contract has been purchased, (2) a $250,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing. See Tax Treatment of Contract Benefits, page 35 and Types of Death Benefit, page 17. The table on page T7 assumes current charges will continue for the indefinite future while the table on page T8 assumes maximum contractual charges have been made from the beginning. See Charges and Expenses, page 11.

The last two tables (pages T9 and T10) assume: (1) a Type C (return of premium) Contract has been purchased, (2) a $250,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing. See Tax Treatment of Contract Benefits, page 35 and Types of Death Benefit, page 17. The table on page T9 assumes current charges will continue for the indefinite future while the table on page T10 assumes maximum contractual charges have been made from the beginning. See Charges and Expenses, page 11.

Finally, there are three assumptions, shown separately, about the average investment performance of the portfolios. The first is that there will be a uniform 0% gross rate of return with the average value of the Contract Fund uniformly adversely affected by very unfavorable investment performance. The other two assumptions are that investment performance will be at a uniform gross annual rate of 6% and 12%. Actual returns will fluctuate from year to year. In addition, death benefits and cash surrender values would be different from those shown if investment returns averaged 0%, 6% and 12% but fluctuated from those averages throughout the years. Nevertheless, these assumptions help show how the Contract values will change with investment experience.

The first column of the following illustrations (pages T1 through T10) shows the Contract year. The second column, to provide context, shows what the aggregate amount would be if the premiums had been invested to earn interest, after taxes, at 4% compounded annually. The next four columns show the death benefit payable in each of the years shown for the three different assumed investment returns. The last four columns show the cash surrender value payable in each of the years shown for the three different assumed investment returns. The cash surrender values in the first 10 years reflect the surrender charges that would be deducted if the Contract were surrendered in those years.

A gross return (as well as the net return) is shown at the top of each column. The gross return represents the combined effect of investment income and capital gains and losses, realized or unrealized, of the portfolios before any reduction is made for investment advisory fees or other Fund expenses. The net return reflects average total annual expenses of the 30 portfolios of 1.95%, and the daily deduction from the Contract Fund of 0.25% per year for the tables based on current charges and 0.45% per year for the tables based on maximum charges. Thus, assuming current charges, gross returns of 0%, 6% and 12% are the equivalent of net returns of -2.20%, 3.80% and 9.80%, respectively. Assuming maximum charges, gross returns of 0%, 6% and 12% are the equivalent of net returns of -2.40%, 3.60% and 9.60%, respectively. The actual fees and expenses of the portfolios associated with a particular Contract may be more or less than 1.95% and will depend on which variable investment options are selected. The death benefits and cash surrender values shown reflect the deduction of all expenses and charges both from the Funds and under the Contract.

If you are considering the purchase of a variable life insurance contract from another insurance company, you should not rely upon these tables for comparison purposes. A comparison between two tables, each showing values for a 35 year old man, may be useful for a 35 year old man but would be inaccurate if made for insureds of other ages or sex. Your Pruco Life of New Jersey representative can provide you with a hypothetical illustration for your own age, sex, and rating class.

                                  ILLUSTRATIONS

                             PRULIFE ADVISOR SELECT
                          CASH VALUE ACCUMULATION TEST
                          TYPE A (FIXED) DEATH BENEFIT
                        MALE PREFERRED BEST ISSUE AGE 35
                         $250,000 BASIC INSURANCE AMOUNT
              ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS IN ALL YEARS
                              USING CURRENT CHARGES

                                                    Death Benefit (1)                              Surrender Value (1)
                               ---------------------------------------------------   -----------------------------------------------
                                          Assuming Hypothetical Gross (and Net)           Assuming Hypothetical Gross (and Net)
                Premiums                     Annual Investment Return of                       Annual Investment Return of
  End Of       Accumulated     ---------------------------------------------------   -----------------------------------------------
  Policy     at 4% Interest        0% Gross           6% Gross         12% Gross       0% Gross         6% Gross         12% Gross
   Year         Per Year         (-2.20% Net)        (3.80% Net)      (9.80% Net)    (-2.20% Net)     (3.80% Net)       (9.80% Net)
-----------   -------------    ---------------   ----------------   --------------   -------------   -------------    --------------
     1         $     1,794     $     250,000     $      250,000     $    250,000     $          0     $         0      $          0
     2         $     3,660     $     250,000     $      250,000     $    250,000     $          0     $         0      $         87
     3         $     5,600     $     250,000     $      250,000     $    250,000     $        698     $     1,048      $      1,431
     4         $     7,618     $     250,000     $      250,000     $    250,000     $      1,670     $     2,240      $      2,890
     5         $     9,717     $     250,000     $      250,000     $    250,000     $      2,624     $     3,471      $      4,472
     6         $    11,900     $     250,000     $      250,000     $    250,000     $      3,977     $     5,169      $      6,633
     7         $    14,170     $     250,000     $      250,000     $    250,000     $      5,302     $     6,922      $      8,985
     8         $    16,530     $     250,000     $      250,000     $    250,000     $      6,598     $     8,731      $     11,545
     9         $    18,986     $     250,000     $      250,000     $    250,000     $      7,864     $    10,596      $     14,332
    10         $    21,539     $     250,000     $      250,000     $    250,000     $      9,099     $    12,517      $     17,366
    15         $    35,922     $     250,000     $      250,000     $    250,000     $     14,314     $    22,591      $     36,821
    20         $    53,422     $     250,000     $      250,000     $    250,000     $     18,210     $    33,887      $     67,029
    25         $    74,713     $     250,000     $      250,000     $    250,000     $     20,357     $    46,173      $    114,341
    30         $   100,616     $     250,000     $      250,000     $    326,841     $     20,187     $    59,082      $    188,925
    35         $   132,132     $     250,000     $      250,000     $    469,642     $     17,178     $    72,386      $    304,962
    40         $   170,476     $     250,000     $      250,000     $    673,234     $      9,204     $    84,713      $    484,341
    45         $   217,127     $           0(2)  $      250,000(2)  $    973,272     $          0(2)  $    94,132(2)   $    760,368

      (1)   Assumes no Contract Loan has been made.

      (2) Based on a gross return of 0%, the Contract would go into default in policy year 44, unless an additional premium payment was made.
            Based on a gross return of 6%, the Contract would go into default in policy year 63, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T1

                             PRULIFE ADVISOR SELECT
                          CASH VALUE ACCUMULATION TEST
                          TYPE A (FIXED) DEATH BENEFIT
                        MALE PREFERRED BEST ISSUE AGE 35
                         $250,000 BASIC INSURANCE AMOUNT
              ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS IN ALL YEARS
                              USING MAXIMUM CHARGES

                                                  Death Benefit (1)                             Surrender Value (1)
                                  ----------------------------------------------     --------------------------------------------
                                         Assuming Hypothetical Gross (and Net)           Assuming Hypothetical Gross (and Net)
                  Premiums                 Annual Investment Return of                        Annual Investment Return of
  End Of         Accumulated      ----------------------------------------------     --------------------------------------------
  Policy       at 4% Interest      0% Gross        6% Gross          12% Gross         0% Gross       6% Gross         12% Gross
   Year           Per Year       (-2.40% Net)    (3.60% Net)       (9.60% Net)       (-2.40% Net)   (3.60% Net)       (9.60% Net)
-----------    ---------------    -----------    ------------     --------------     ------------   -----------      ------------
     1         $       1,794      $  250,000     $    250,000     $      250,000      $        0     $        0      $          0
     2         $       3,660      $  250,000     $    250,000     $      250,000      $        0     $        0      $          0
     3         $       5,600      $  250,000     $    250,000     $      250,000      $        0     $        0      $          0
     4         $       7,618      $  250,000     $    250,000     $      250,000      $        0     $      316      $        730
     5         $       9,717      $  250,000     $    250,000     $      250,000      $      387     $      888      $      1,495
     6         $      11,900      $  250,000     $    250,000     $      250,000      $    1,185     $    1,861      $      2,714
     7         $      14,170      $  250,000     $    250,000     $      250,000      $    1,925     $    2,819      $      3,988
     8         $      16,530      $  250,000     $    250,000     $      250,000      $    2,608     $    3,758      $      5,321
     9         $      18,986      $  250,000     $    250,000     $      250,000      $    3,229     $    4,675      $      6,712
    10         $      21,539      $  250,000     $    250,000     $      250,000      $    3,786     $    5,563      $      8,164
    15         $      35,922      $  250,000     $    250,000     $      250,000      $    4,664     $    8,532      $     15,568
    20         $      53,422      $  250,000     $    250,000     $      250,000      $    2,761     $    9,081      $     24,098
    25         $      74,713      $  250,000     $    250,000     $      250,000      $        0     $    4,657      $     32,660
    30         $     100,616      $  250,000     $    250,000     $      250,000      $        0     $        0      $     38,160
    35         $     132,132      $        0(2)  $          0(2)  $      250,000      $        0(2)  $        0(2)   $     32,485
    40         $     170,476      $        0     $          0     $            0(2)   $        0     $        0      $          0(2)
    45         $     217,127      $        0     $          0     $            0      $        0     $        0      $          0

      (1)   Assumes no Contract Loan has been made.

      (2) Based on a gross return of 0%, the Contract would go into default in policy year 31, unless an additional premium payment was made.
            Based on a gross return of 6%, the Contract would go into default in policy year 31, unless an additional premium payment was made.
            Based on a gross return of 12%, the Contract would go into default in policy year 40, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T2

                             PRULIFE ADVISOR SELECT
                          CASH VALUE ACCUMULATION TEST
                          TYPE A (FIXED) DEATH BENEFIT
                        MALE PREFERRED BEST ISSUE AGE 35
        $250,000 TARGET COVERAGE AMOUNT($100,000 BASIC INSURANCE AMOUNT,
                          $150,000 TARGET TERM RIDER)
             ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                              USING CURRENT CHARGES

                                               Death Benefit (1)                                  Surrender Value (1)
                                ----------------------------------------------     -----------------------------------------------
                                      Assuming Hypothetical Gross (and Net)             Assuming Hypothetical Gross (and Net)
                  Premiums                Annual Investment Return of                       Annual Investment Return of
  End Of         Accumulated    ----------------------------------------------     -----------------------------------------------
  Policy       at 4% Interest      0% Gross       6% Gross         12% Gross         0% Gross         6% Gross         12% Gross
   Year           Per Year       (-2.20% Net)    (3.80% Net)     (9.80% Net)       (-2.20% Net)      (3.80% Net)      (9.80% Net)
-----------    -------------    --------------  -------------   --------------     -------------   --------------   --------------
     1         $     1,794      $   250,000     $   250,000     $    250,000        $       220     $        300      $        381
     2         $     3,660      $   250,000     $   250,000     $    250,000        $     1,353     $      1,581      $      1,820
     3         $     5,600      $   250,000     $   250,000     $    250,000        $     2,545     $      2,992      $      3,478
     4         $     7,618      $   250,000     $   250,000     $    250,000        $     3,707     $      4,448      $      5,286
     5         $     9,717      $   250,000     $   250,000     $    250,000        $     4,841     $      5,952      $      7,258
     6         $    11,900      $   250,000     $   250,000     $    250,000        $     6,112     $      7,675      $      9,586
     7         $    14,170      $   250,000     $   250,000     $    250,000        $     7,352     $      9,455      $     12,129
     8         $    16,530      $   250,000     $   250,000     $    250,000        $     8,557     $     11,291      $     14,905
     9         $    18,986      $   250,000     $   250,000     $    250,000        $     9,727     $     13,183      $     17,935
    10         $    21,539      $   250,000     $   250,000     $    250,000        $    10,862     $     15,133      $     21,242
    15         $    35,922      $   250,000     $   250,000     $    250,000        $    15,866     $     25,706      $     42,957
    20         $    53,422      $   250,000     $   250,000     $    250,000        $    19,609     $     37,669      $     76,895
    25         $    74,713      $   250,000     $   250,000     $    257,999        $    21,626     $     50,794      $    130,303
    30         $   100,616      $   250,000     $   250,000     $    370,293        $    21,350     $     64,782      $    214,042
    35         $   132,132      $   250,000     $   250,000     $    530,034        $    18,257     $     79,510      $    344,178
    40         $   170,476      $   250,000     $   250,000     $    758,026        $    10,228     $     93,821      $    545,342
    45         $   217,127      $         0(2)  $   250,000(2)  $  1,094,252        $         0(2)  $    106,198(2)   $    854,884

      (1)   Assumes no Contract Loan has been made.

      (2) Based on a gross return of 0%, the Contract would go into default in policy year 44, unless an additional premium payment was made.
            Based on a gross return of 6%, the Contract would go into default in policy year 65, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T3

                             PRULIFE ADVISOR SELECT
                          CASH VALUE ACCUMULATION TEST
                          TYPE A (FIXED) DEATH BENEFIT
                        MALE PREFERRED BEST ISSUE AGE 35
        $250,000 TARGET COVERAGE AMOUNT($100,000 BASIC INSURANCE AMOUNT,
                          $150,000 TARGET TERM RIDER)
             ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                              USING MAXIMUM CHARGES

                                                   Death Benefit (1)                                Surrender Value (1)
                                   -----------------------------------------------     ------------------------------------------
                                          Assuming Hypothetical Gross (and Net)            Assuming Hypothetical Gross (and Net)
                  Premiums                   Annual Investment Return of                       Annual Investment Return of
  End Of         Accumulated       -----------------------------------------------     ------------------------------------------
  Policy       at 4% Interest          0% Gross       6% Gross        12% Gross          0% Gross        6% Gross      12% Gross
   Year           Per Year          (-2.40% Net)     (3.60% Net)     (9.60% Net)       (-2.40% Net)    (3.60% Net)    (9.60% Net)
-----------    -------------       --------------  --------------   --------------     ------------    -----------   ------------
     1         $     1,794         $   250,000     $    250,000     $    250,000        $        0     $       0      $        0
     2         $     3,660         $   250,000     $    250,000     $    250,000        $        0     $      91      $       232
     3         $     5,600         $   250,000     $    250,000     $    250,000        $      358     $     592      $       851
     4         $     7,618         $   250,000     $    250,000     $    250,000        $      718     $   1,076      $     1,490
     5         $     9,717         $   250,000     $    250,000     $    250,000        $    1,039     $   1,540      $     2,146
     6         $    11,900         $   250,000     $    250,000     $    250,000        $    1,478     $   2,147      $     2,992
     7         $    14,170         $   250,000     $    250,000     $    250,000        $    1,867     $   2,729      $     3,866
     8         $    16,530         $   250,000     $    250,000     $    250,000        $    2,202     $   3,282      $     4,770
     9         $    18,986         $   250,000     $    250,000     $    250,000        $    2,482     $   3,802      $     5,700
    10         $    21,539         $   250,000     $    250,000     $    250,000        $    2,701     $   4,281      $     6,656
    15         $    35,922         $   250,000     $    250,000     $    250,000        $    3,585     $   6,839      $    12,959
    20         $    53,422         $   250,000     $    250,000     $    250,000        $    1,776     $   6,996      $    19,843
    25         $    74,713         $         0(2)  $    250,000     $    250,000        $        0(2)  $   2,041      $    25,584
    30         $   100,616         $         0     $          0(2)  $    250,000        $        0     $       0(2)   $    26,010
    35         $   132,132         $         0     $          0     $    250,000        $        0     $       0      $    10,454
    40         $   170,476         $         0     $          0     $          0(2)     $        0     $       0      $         0(2)
    45         $   217,127         $         0     $          0     $          0        $        0     $       0      $         0

      (1)   Assumes no Contract Loan has been made.

      (2) Based on a gross return of 0%, the Contract would go into default in policy year 22, unless an additional premium payment was made.
            Based on a gross return of 6%, the Contract would go into default in policy year 27, unless an additional premium payment was made.
            Based on a gross return of 12%, the Contract would go into default in policy year 37, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T4

                             PRULIFE ADVISOR SELECT
                             GUIDELINE PREMIUM TEST
                          TYPE A (FIXED) DEATH BENEFIT
                        MALE PREFERRED BEST ISSUE AGE 35
                         $250,000 BASIC INSURANCE AMOUNT
             ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                              USING CURRENT CHARGES

                                                 Death Benefit (1)                                  Surrender Value (1)
                                  --------------------------------------------        ---------------------------------------------
                                      Assuming Hypothetical Gross (and Net)                Assuming Hypothetical Gross (and Net)
                Premiums                   Annual Investment Return of                          Annual Investment Return of
  End Of       Accumulated        --------------------------------------------        ---------------------------------------------
  Policy     at 4% Interest         0% Gross        6% Gross        12% Gross           0% Gross         6% Gross       12% Gross
   Year         Per Year          (-2.20% Net)    (3.80% Net)      (9.80% Net)        (-2.20% Net)      (3.80% Net)    (9.80% Net)
-----------   ------------        -------------  -------------    ------------        ------------   --------------    ------------
     1         $    1,794         $   250,000     $   250,000     $    250,000        $        0     $          0      $          0
     2         $    3,660         $   250,000     $   250,000     $    250,000        $        0     $          0      $         87
     3         $    5,600         $   250,000     $   250,000     $    250,000        $      698     $      1,048      $      1,431
     4         $    7,618         $   250,000     $   250,000     $    250,000        $    1,670     $      2,240      $      2,890
     5         $    9,717         $   250,000     $   250,000     $    250,000        $    2,624     $      3,471      $      4,472
     6         $   11,900         $   250,000     $   250,000     $    250,000        $    3,977     $      5,169      $      6,633
     7         $   14,170         $   250,000     $   250,000     $    250,000        $    5,302     $      6,922      $      8,985
     8         $   16,530         $   250,000     $   250,000     $    250,000        $    6,598     $      8,731      $     11,545
     9         $   18,986         $   250,000     $   250,000     $    250,000        $    7,864     $     10,596      $     14,332
    10         $   21,539         $   250,000     $   250,000     $    250,000        $    9,099     $     12,517      $     17,366
    15         $   35,922         $   250,000     $   250,000     $    250,000        $   14,314     $     22,591      $     36,821
    20         $   53,422         $   250,000     $   250,000     $    250,000        $   18,210     $     33,887      $     67,029
    25         $   74,713         $   250,000     $   250,000     $    250,000        $   20,357     $     46,173      $    114,341
    30         $  100,616         $   250,000     $   250,000     $    250,000        $   20,187     $     59,082      $    189,646
    35         $  132,132         $   250,000     $   250,000     $    360,441        $   17,178     $     72,386      $    310,725
    40         $  170,476         $   250,000     $   250,000     $    538,181        $    9,204     $     84,713      $    502,973
    45         $  217,127         $         0(2)  $   250,000(2)  $    849,728        $        0(2)  $     94,132(2)   $    809,265

      (1)   Assumes no Contract Loan has been made.

      (2) Based on a gross return of 0%, the Contract would go into default in policy year 44, unless an additional premium payment was made. Based on a gross return of 6%, the Contract would go into default in policy year 63, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T5

                             PRULIFE ADVISOR SELECT
                             GUIDELINE PREMIUM TEST
                          TYPE A (FIXED) DEATH BENEFIT
                        MALE PREFERRED BEST ISSUE AGE 35
                         $250,000 BASIC INSURANCE AMOUNT
              ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS IN ALL YEARS
                              USING MAXIMUM CHARGES

                                               Death Benefit (1)                                     Surrender Value (1)
                                  ----------------------------------------------     --------------------------------------------
                                      Assuming Hypothetical Gross (and Net)               Assuming Hypothetical Gross (and Net)
                  Premiums                  Annual Investment Return of                        Annual Investment Return of
  End Of         Accumulated      ----------------------------------------------     --------------------------------------------
  Policy       at 4% Interest       0% Gross         6% Gross         12% Gross        0% Gross        6% Gross        12% Gross
   Year           Per Year        (-2.40% Net)      (3.60% Net)      (9.60% Net)     (-2.40% Net)     (3.60% Net)     (9.60% Net)
-----------    ---------------    -------------     -----------     ------------     ------------     -----------     -----------
     1         $       1,794      $     250,000     $   250,000     $    250,000     $          0     $        0      $        0
     2         $       3,660      $     250,000     $   250,000     $    250,000     $          0     $        0      $        0
     3         $       5,600      $     250,000     $   250,000     $    250,000     $          0     $        0      $        0
     4         $       7,618      $     250,000     $   250,000     $    250,000     $          0     $      316      $      730
     5         $       9,717      $     250,000     $   250,000     $    250,000     $        387     $      888      $    1,495
     6         $      11,900      $     250,000     $   250,000     $    250,000     $      1,185     $    1,861      $    2,714
     7         $      14,170      $     250,000     $   250,000     $    250,000     $      1,925     $    2,819      $    3,988
     8         $      16,530      $     250,000     $   250,000     $    250,000     $      2,608     $    3,758      $    5,321
     9         $      18,986      $     250,000     $   250,000     $    250,000     $      3,229     $    4,675      $    6,712
    10         $      21,539      $     250,000     $   250,000     $    250,000     $      3,786     $    5,563      $    8,164
    15         $      35,922      $     250,000     $   250,000     $    250,000     $      4,664     $    8,532      $   15,568
    20         $      53,422      $     250,000     $   250,000     $    250,000     $      2,761     $    9,081      $   24,098
    25         $      74,713      $     250,000     $   250,000     $    250,000     $          0     $    4,657      $   32,660
    30         $     100,616      $     250,000     $   250,000     $    250,000     $          0     $        0      $   38,160
    35         $     132,132      $           0(2)  $         0(2)  $    250,000     $          0(2)  $        0(2)   $   32,485
    40         $     170,476      $           0     $         0     $          0(2)  $          0     $        0      $        0(2)
    45         $     217,127      $           0     $         0     $          0     $          0     $        0      $        0

      (1)   Assumes no Contract Loan has been made.

      (2) Based on a gross return of 0%, the Contract would go into default in policy year 31, unless an additional premium payment was made. Based on a gross return of 6%, the Contract would go into default in policy year 31, unless an additional premium payment was made. Based on a gross return of 12%, the Contract would go into default in policy year 40, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T6

                    PRULIFE ADVISOR SELECT
                 CASH VALUE ACCUMULATION TEST
                TYPE B (VARIABLE) DEATH BENEFIT
               MALE PREFERRED BEST ISSUE AGE 35
                $250,000 BASIC INSURANCE AMOUNT
    ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                     USING CURRENT CHARGES

                                          Death Benefit (1)                               Surrender Value (1)
                             --------------------------------------------     -------------------------------------------
                                 Assuming Hypothetical Gross (and Net)            Assuming Hypothetical Gross (and Net)
                Premiums              Annual Investment Return of                     Annual Investment Return of
  End Of       Accumulated   --------------------------------------------     -------------------------------------------
  Policy     at 4% Interest    0% Gross         6% Gross       12% Gross        0% Gross       6% Gross        12% Gross
   Year         Per Year     (-2.20% Net)     (3.80% Net)     (9.80% Net)     (-2.20% Net)    (3.80% Net)     (9.80% Net)
---------    --------------  -----------     ------------     -----------     ------------    -----------     -----------
     1       $       1,794   $   250,737     $    250,805     $   250,874     $         0     $         0      $        0
     2       $       3,660   $   251,457     $    251,641     $   251,834     $         0     $         0      $       84
     3       $       5,600   $   252,249     $    252,599     $   252,982     $       694     $     1,044      $    1,426
     4       $       7,618   $   253,024     $    253,594     $   254,242     $     1,664     $     2,233      $    2,881
     5       $       9,717   $   253,782     $    254,626     $   255,625     $     2,616     $     3,460      $    4,459
     6       $      11,900   $   254,937     $    256,125     $   257,584     $     3,965     $     5,153      $    6,612
     7       $      14,170   $   256,063     $    257,678     $   259,733     $     5,285     $     6,900      $    8,955
     8       $      16,530   $   257,160     $    259,285     $   262,087     $     6,577     $     8,701      $   11,504
     9       $      18,986   $   258,226     $    260,946     $   264,664     $     7,837     $    10,557      $   14,276
    10       $      21,539   $   259,260     $    262,661     $   267,485     $     9,066     $    12,466      $   17,291
    15       $      35,922   $   264,227     $    272,435     $   286,539     $    14,227     $    22,435      $   36,539
    20       $      53,422   $   268,007     $    283,459     $   316,093     $    18,007     $    33,459      $   66,093
    25       $      74,713   $   269,908     $    295,040     $   361,303     $    19,908     $    45,040      $  111,303
    30       $     100,616   $   269,311     $    306,342     $   430,400     $    19,311     $    56,342      $  180,400
    35       $     132,132   $   265,713     $    316,429     $   536,621     $    15,713     $    66,429      $  286,621
    40       $     170,476   $   257,093     $    322,380     $   699,059     $     7,093     $    72,380      $  449,059
    45       $     217,127   $         0(2)  $    319,885(2)  $   947,296     $         0(2)  $    69,885(2)   $  697,296

      (1)   Assumes no Contract Loan has been made.

      (2) Based on a gross return of 0%, the Contract would go into default in policy year 43, unless an additional premium payment was made. Based on a gross return of 6%, the Contract would go into default in policy year 56, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T7

                             PRULIFE ADVISOR SELECT
                          CASH VALUE ACCUMULATION TEST
                         TYPE B (VARIABLE) DEATH BENEFIT
                        MALE PREFERRED BEST ISSUE AGE 35
                         $250,000 BASIC INSURANCE AMOUNT
             ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                              USING MAXIMUM CHARGES

                                           Death Benefit (1)                                   Surrender Value (1)
                            ---------------------------------------------        ---------------------------------------------
                                 Assuming Hypothetical Gross (and Net)               Assuming Hypothetical Gross (and Net)
              Premiums                Annual Investment Return of                          Annual Investment Return of
 End Of      Accumulated    ---------------------------------------------        ---------------------------------------------
 Policy    at 4% Interest     0% Gross         6% Gross        12% Gross           0% Gross         6% Gross        12% Gross
  Year        Per Year      (-2.40% Net)      (3.60% Net)     (9.60% Net)        (-2.40% Net)     (3.60% Net)      (9.60% Net)
-------    -------------    -------------     -----------     -----------        ------------     -----------      -----------
    1      $       1,794    $     250,379     $   250,433     $   250,488        $          0     $         0      $          0
    2      $       3,660    $     250,727     $   250,860     $   251,000        $          0     $         0      $          0
    3      $       5,600    $     251,038     $   251,271     $   251,529        $          0     $         0      $          0
    4      $       7,618    $     251,309     $   251,664     $   252,075        $          0     $       303      $        714
    5      $       9,717    $     251,539     $   252,035     $   252,637        $        372     $       869      $      1,471
    6      $      11,900    $     252,136     $   252,805     $   253,650        $      1,164     $     1,833      $      2,678
    7      $      14,170    $     252,674     $   253,557     $   254,713        $      1,897     $     2,780      $      3,935
    8      $      16,530    $     253,153     $   254,288     $   255,828        $      2,570     $     3,705      $      5,245
    9      $      18,986    $     253,569     $   254,992     $   256,995        $      3,180     $     4,603      $      6,606
   10      $      21,539    $     253,919     $   255,662     $   258,214        $      3,724     $     5,468      $      8,020
   15      $      35,922    $     254,508     $   258,242     $   265,022        $      4,508     $     8,242      $     15,022
   20      $      53,422    $     252,486     $   258,401     $   272,440        $      2,486     $     8,401      $     22,440
   25      $      74,713    $           0(2)  $   253,401     $   278,210        $          0(2)  $     3,401      $     28,210
   30      $     100,616    $           0     $         0(2)  $   277,360        $          0     $         0(2)   $     27,360
   35      $     132,132    $           0     $         0     $   258,980        $          0     $         0      $      8,980
   40      $     170,476    $           0     $         0     $         0(2)     $          0     $         0      $          0(2)
   45      $     217,127    $           0     $         0     $         0        $          0     $         0      $          0

      (1)   Assumes no Contract Loan has been made.

      (2) Based on a gross return of 0%, the Contract would go into default in policy year 23, unless an additional premium payment was made. Based on a gross return of 6%, the Contract would go into default in policy year 27, unless an additional premium payment was made. Based on a gross return of 12%, the Contract would go into default in policy year 37, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T8

                             PRULIFE ADVISOR SELECT
                          CASH VALUE ACCUMULATION TEST
                    TYPE C (RETURN OF PREMIUM) DEATH BENEFIT
                        MALE PREFERRED BEST ISSUE AGE 35
                         $250,000 BASIC INSURANCE AMOUNT
             ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                              USING CURRENT CHARGES

                                               Death Benefit (1)                                   Surrender Value (1)
                                 -------------------------------------------         ----------------------------------------------
                                    Assuming Hypothetical Gross (and Net)                Assuming Hypothetical Gross (and Net)
                  Premiums               Annual Investment Return of                           Annual Investment Return of
  End Of         Accumulated     --------------------------------------------        ----------------------------------------------
  Policy       at 4% Interest      0% Gross        6% Gross        12% Gross           0% Gross         6% Gross         12% Gross
   Year           Per Year       (-2.20% Net)    (3.80% Net)      (9.80% Net)        (-2.20% Net)      (3.80% Net)      (9.80% Net)
-----------    --------------    ------------    -----------     ------------        ------------     -----------      ------------
     1         $        1,794    $   251,725     $   251,725     $    251,725        $          0     $         0      $          0
     2         $        3,660    $   253,450     $   253,450     $    253,450        $          0     $         0      $         83
     3         $        5,600    $   255,175     $   255,175     $    255,175        $        691     $     1,041      $      1,424
     4         $        7,618    $   256,900     $   256,900     $    256,900        $      1,658     $     2,228      $      2,876
     5         $        9,717    $   258,625     $   258,625     $    258,625        $      2,607     $     3,452      $      4,451
     6         $       11,900    $   260,350     $   260,350     $    260,350        $      3,953     $     5,142      $      6,602
     7         $       14,170    $   262,075     $   262,075     $    262,075        $      5,270     $     6,885      $      8,942
     8         $       16,530    $   263,800     $   263,800     $    263,800        $      6,557     $     8,683      $     11,487
     9         $       18,986    $   265,525     $   265,525     $    265,525        $      7,813     $    10,534      $     14,256
    10         $       21,539    $   267,250     $   267,250     $    267,250        $      9,036     $    12,439      $     17,269
    15         $       35,922    $   275,875     $   275,875     $    275,875        $     14,155     $    22,380      $     36,532
    20         $       53,422    $   284,500     $   284,500     $    284,500        $     17,841     $    33,374      $     66,270
    25         $       74,713    $   293,125     $   293,125     $    293,125        $     19,494     $    44,942      $    112,425
    30         $      100,616    $   301,750     $   301,750     $    320,125        $     18,302     $    56,305      $    185,043
    35         $      132,132    $   310,375     $   310,375     $    460,308        $     13,417     $    66,605      $    298,901
    40         $      170,476    $   319,000     $   319,000     $    660,127        $      1,827     $    72,945      $    474,912
    45         $      217,127    $         0(2)  $   327,625(2)  $    954,572        $          0(2)  $    70,485(2)   $    745,759

      (1)   Assumes no Contract Loan has been made.

      (2) Based on a gross return of 0%, the Contract would go into default in policy year 41, unless an additional premium payment was made. Based on a gross return of 6%, the Contract would go into default in policy year 55, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T9

                             PRULIFE ADVISOR SELECT
                          CASH VALUE ACCUMULATION TEST
                    TYPE C (RETURN OF PREMIUM) DEATH BENEFIT
                        MALE PREFERRED BEST ISSUE AGE 35
                         $250,000 BASIC INSURANCE AMOUNT
             ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                              USING MAXIMUM CHARGES

                                           Death Benefit (1)                                   Surrender Value (1)
                             ----------------------------------------------        ----------------------------------------------
                                  Assuming Hypothetical Gross (and Net)                Assuming Hypothetical Gross (and Net)
               Premiums               Annual Investment Return of                         Annual Investment Return of
 End Of       Accumulated    ----------------------------------------------        ----------------------------------------------
 Policy     at 4% Interest    0% Gross          6% Gross         12% Gross           0% Gross         6% Gross         12% Gross
  Year         Per Year      (-2.40% Net)      (3.60% Net)      (9.60% Net)        (-2.40% Net)      (3.60% Net)      (9.60% Net)
--------    ---------------  ------------     ------------     ------------        ------------     ------------      -----------
    1       $       1,794    $    251,725     $    251,725     $    251,725        $          0     $          0      $         0
    2       $       3,660    $    253,450     $    253,450     $    253,450        $          0     $          0      $         0
    3       $       5,600    $    255,175     $    255,175     $    255,175        $          0     $          0      $         0
    4       $       7,618    $    256,900     $    256,900     $    256,900        $          0     $        280      $       691
    5       $       9,717    $    258,625     $    258,625     $    258,625        $        337     $        832      $     1,432
    6       $      11,900    $    260,350     $    260,350     $    260,350        $      1,111     $      1,778      $     2,620
    7       $      14,170    $    262,075     $    262,075     $    262,075        $      1,823     $      2,701      $     3,852
    8       $      16,530    $    263,800     $    263,800     $    263,800        $      2,470     $      3,597      $     5,131
    9       $      18,986    $    265,525     $    265,525     $    265,525        $      3,049     $      4,461      $     6,456
   10       $      21,539    $    267,250     $    267,250     $    267,250        $      3,556     $      5,284      $     7,824
   15       $      35,922    $    275,875     $    275,875     $    275,875        $      4,017     $      7,691      $    14,445
   20       $      53,422    $    284,500     $    284,500     $    284,500        $      1,236     $      6,975      $    21,044
   25       $      74,713    $          0(2)  $          0(2)  $    293,125        $          0(2)  $          0(2)   $    25,030
   30       $     100,616    $          0     $          0     $    301,750        $          0     $          0      $    19,885
   35       $     132,132    $          0     $          0     $          0(2)     $          0     $          0      $         0(2)
   40       $     170,476    $          0     $          0     $          0        $          0     $          0      $         0
   45       $     217,127    $          0     $          0     $          0        $          0     $          0      $         0

      (1)   Assumes no Contract Loan has been made.

      (2) Based on a gross return of 0%, the Contract would go into default in policy year 22, unless an additional premium payment was made. Based on a gross return of 6%, the Contract would go into default in policy year 25, unless an additional premium payment was made. Based on a gross return of 12%, the Contract would go into default in policy year 34, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T10

Contract Loans

You may borrow from Pruco Life of New Jersey an amount up to the current loan value of your Contract less any existing Contract debt using the Contract as the only security for the loan. The loan value at any time is equal to 90% of the cash value, provided the Contract is not in default. The cash value is equal to the Contract Fund less any surrender charge. A Contract in default has no loan value. The minimum loan amount you may borrow is $500. The loan request must be received at our Service Office ninety minutes prior to any announced closing of the New York Stock Exchange or it will take effect as of the end of the valuation period the next business day.

Interest charged on a loan accrues daily. Interest is due on each Contract anniversary or when the loan is paid back, whichever comes first. If interest is not paid when due, it becomes part of the loan and we will charge interest on it, too. Except in the case of preferred loans, we charge interest at an effective annual rate of 5%.

A portion of any amount you borrow on or after the 10th Contract anniversary may be considered a preferred loan. The maximum preferred loan amount is the total amount you may borrow minus the total net premiums paid (net premiums equal premiums paid less total withdrawals, if any). If the net premium amount is less than zero, we will, for purposes of this calculation, consider it to be zero. Only new loans borrowed after the 10th Contract anniversary may be considered preferred loans. Standard loans will not automatically be converted into preferred loans. Preferred loans are charged interest at an effective annual rate of 4.10%.

The Contract debt is the amount of all outstanding loans plus any interest accrued but not yet due. If at any time the Contract debt equals or exceeds the Contract Fund less any applicable surrender charges, the Contract will go into default. If the Contract debt equals or exceeds the Contract Fund less any applicable surrender charges and you fail to keep the Contract in-force, the amount of unpaid Contract debt will be treated as a distribution and will be immediately taxable to the extent of gain in the Contract. Reinstatement of the Contract after lapse will not eliminate the taxable income which we are required to report to the Internal Revenue Service. See Lapse and Reinstatement, page 29 and Tax Treatment of Contract Benefits " Pre-Death Distributions, page 35.

When a loan is made, an amount equal to the loan proceeds is transferred out of the Account. Unless you ask us to take the loan amount from specific investment options and we agree, the reduction will be made in the same proportions as the value in each variable investment option bears to the total value of the Contract. While a loan is outstanding, the amount that was so transferred will continue to be treated as part of the Contract Fund. It will be credited with an effective annual rate of return of 4%. On each Monthly date, we will increase the portion of the Contract Fund in the investment options by interest credits accrued on the loan since the last Monthly date. The net cost of a standard loan is 1% and the net cost of a preferred loan is 0.10%.

A loan will not cause the Contract to lapse as long as Contract debt does not equal or exceed the Contract Fund, less any applicable surrender charges. Loans from Modified Endowment Contracts may be treated for tax purposes as distributions of income. See Tax Treatment of Contract Benefits, page 35.

Any Contract debt will directly reduce a Contract's cash surrender value and will be subtracted from the death benefit to determine the amount payable. In addition, even if the loan is fully repaid, it may have an effect on future death benefits because the investment results of the selected investment options will apply only to the amount remaining invested under those options. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on the amount of the loan while the loan is outstanding, values under the Contract will not increase as rapidly as they would have if no loan had been made. If investment results are below that rate, Contract values will be higher than they would have been had no loan been made.

When you repay all or part of a loan, we will increase the portion of the Contract Fund in the investment options by the amount of the loan you repay using the investment allocation for future premium payments as of the loan payment date, plus interest credits accrued on the loan since the last transaction date. If loan interest is paid when due, it will not change the portion of the Contract Fund allocated to the investment options. We reserve the right to change the manner in which we allocate loan repayments.

Tax Treatment of Contract Benefits

This summary provides general information on the federal income tax treatment of the Contract. It is not a complete statement of what the federal income taxes will be in all circumstances. It is based on current law and interpretations, which may change. It does not cover state taxes or other taxes. It is not intended as tax advice. You should consult your own qualified tax adviser for complete information and advice.

Treatment as Life InsuranceTreatment as Life Insurance. The Contract must meet certain requirements to qualify as life insurance for tax purposes. These requirements include certain definitional tests and rules for diversification of the Contract's investments. For further information on the diversification requirements, see Tax Information in the Fund prospectus.

In order to meet the definition of life insurance rules for federal income tax purposes, the Contract must satisfy one of the two following tests: (1) Cash Value Accumulation Test or (2) Guideline Premium Test. At issue, the Contract owner chooses which of these two tests will apply to their Contract. This choice cannot be changed thereafter.

Under the Cash Value Accumulation Test, the Contract must maintain a minimum ratio of death benefit to cash value. Therefore, in order to ensure that the Contract qualifies as life insurance, the Contract's death benefit may increase as the Contract Fund value increases. The death benefit, at all times, must be at least equal to the Contract Fund multiplied by the applicable attained age factor. A listing of attained age factors can be found on your Contract data pages.

Under the Guideline Premium Test, there is a limit as to the amount of premium that can be paid into the Contract in relation to the death benefit. In addition, there is a minimum ratio of death benefit to cash value associated with this test. This ratio, however, is less than the required ratio under the Cash Value Accumulation test. Therefore, the death benefit required under this test is generally lower than that of the Cash Value Accumulation test.

The selection of the definition of life insurance test most appropriate for you is dependent on several factors, including the insured's age at issue, actual Contract earnings, and whether or not the Contract is classified as a Modified Endowment Contract. You should consult your own qualified tax adviser for complete information and advice with respect to the selection of the definition of life insurance test.

We believe we have taken adequate steps to insure that the Contract qualifies as life insurance for tax purposes. Generally speaking, this means that:

      o you will not be taxed on the growth of the funds in the Contract, unless you receive a distribution from the Contract,

      o the Contract's death benefit will be income tax free to your beneficiary.

Although we believe that the Contract should qualify as life insurance for tax purposes, there are some uncertainties, particularly because the Secretary of Treasury has not yet issued permanent regulations that bear on this question. Accordingly, we reserve the right to make changes -- which will be applied uniformly to all Contract owners after advance written notice -- that we deem necessary to insure that the Contract will qualify as life insurance.

Pre-Death DistributionsPre-Death Distributions. The tax treatment of any distribution you receive before the insured's death depends on whether the Contract is classified as a Modified Endowment Contract.

      Contracts Not Classified as Modified Endowment Contracts.

            o If you surrender the Contract or allow it to lapse, you will be taxed on the amount you receive in excess of the premiums you paid less the untaxed portion of any prior withdrawals. For this purpose, you will be treated as receiving any portion of the cash surrender value used to repay Contract debt. In other words, you will immediately have taxable income to the extent of gain in the Contract. Reinstatement of the Contract after lapse will not eliminate the taxable income which we are required to report to the Internal Revenue Service. The tax consequences of a surrender may differ if you take the proceeds under an income payment settlement option.

            o Generally, you will be taxed on a withdrawal to the extent the amount you receive exceeds the premiums you paid for the Contract less the untaxed portion of any prior withdrawals. However, under some limited circumstances, in the first 15 Contract years, all or a portion of a withdrawal may be taxed if the Contract Fund exceeds the total premiums paid less the untaxed portions of any prior withdrawals, even if total withdrawals do not exceed total premiums paid.

            o Extra premiums for optional benefits and riders generally do not count in computing the premiums paid for the Contract for the purposes of determining whether a withdrawal is taxable.

            o Loans you take against the Contract are ordinarily treated as debt and are not considered distributions subject to tax. However, you should know that the Internal Revenue Service may take the position that the preferred loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and Contract's crediting rate. Were the Internal Revenue Service to take this position, Pruco Life of New Jersey would take reasonable steps to avoid this result, including modifying the Contract's loan provisions.

      Modified Endowment Contracts.

            o The rules change if the Contract is classified as a Modified Endowment Contract. The Contract could be classified as a Modified Endowment Contract if premiums in amounts that are too large are paid or a decrease in the face amount of insurance is made (or a rider removed). The addition of a rider or an increase in the face amount of insurance may also cause the Contract to be classified as a Modified Endowment Contract. You should first consult a qualified tax adviser and your Pruco Life of New Jersey representative if you are contemplating any of these steps.

            o If the Contract is classified as a Modified Endowment Contract, then amounts you receive under the Contract before the insured's death, including loans and withdrawals, are included in income to the extent that the Contract Fund before surrender charges exceeds the premiums paid for the Contract increased by the amount of any loans previously included in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income. An assignment of a Modified Endowment Contract is taxable in the same way. These rules also apply to pre-death distributions, including loans and assignments, made during the two-year period before the time that the Contract became a Modified Endowment Contract.

            o Any taxable income on pre-death distributions (including full surrenders) is subject to a penalty of 10 percent unless the amount is received on or after age 59 1/2, on account of your becoming disabled or as a life annuity. It is presently unclear how the penalty tax provisions apply to Contracts owned by businesses.

            o All Modified Endowment Contracts issued by us to you during the same calendar year are treated as a single Contract for purposes of applying these rules.

Investor Control. Treasury Department regulations do not provide guidance concerning the extent to which you may direct your investment in the particular variable investment options without causing you, instead of Pruco Life of New Jersey, to be considered the owner of the underlying assets. Because of this uncertainty, Pruco Life of New Jersey reserves the right to make such changes as it deems necessary to assure that the Contract qualifies as life insurance for tax purposes. Any such changes will apply uniformly to affected Contract owners and will be made with such notice to affected Contract owners as is feasible under the circumstances.

Withholding. You must affirmatively elect that no taxes be withheld from a pre-death distribution. Otherwise, the taxable portion of any amounts you receive will be subject to withholding. You are not permitted to elect out of withholding if you do not provide a social security number or other taxpayer identification number. You may be subject to penalties under the estimated tax payment rules if your withholding and estimated tax payments are insufficient to cover the tax due.

Other Tax Considerations. If you transfer or assign the Contract to someone else, there may be gift, estate and/or income tax consequences. If you transfer the Contract to a person two or more generations younger than you (or designate such a younger person as a beneficiary), there may be Generation Skipping Transfer tax consequences. Deductions for interest paid or accrued on Contract debt or on other loans that are incurred or continued to purchase or carry the Contract may be denied. Your individual situation or that of your beneficiary will determine the federal estate taxes and the state and local estate, inheritance and other taxes due if you or the insured dies.

Business-Owned Life Insurance. If a business, rather than an individual, is the owner of the Contract, there are some additional rules. Business Contract owners generally cannot deduct premium payments. Business Contract owners generally cannot take tax deductions for interest on Contract debt paid or accrued after October 13, 1995. An exception permits the deduction of interest on policy loans on Contracts for up to 20 key persons. The interest deduction for Contract debt on these loans is limited to a prescribed interest rate and a maximum aggregate loan amount of $50,000 per key insured person. The corporate alternative minimum tax also applies to business-owned life insurance. This is an indirect tax on additions to the Contract Fund or death benefits received under business-owned life insurance policies.

Legal Considerations Relating to Sex-Distinct Premiums and Benefits

The Contract generally employs mortality tables that distinguish between males and females. Thus, premiums and benefits differ under Contracts issued on males and females of the same age. However, in those states that have adopted regulations prohibiting sex-distinct insurance rates, premiums and cost of insurance charges will be based on male rates, whether the insureds are male or female. In addition, employers and employee organizations considering purchase of a Contract should consult their legal advisers to determine whether purchase of a Contract based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law.

Other General Contract Provisions

Assignment. This Contract may not be assigned if the assignment would violate any federal, state or local law or regulation prohibiting sex distinct rates for insurance. Generally, the Contract may not be assigned to an employee benefit plan or program without Pruco Life of New Jersey's consent. Pruco Life of New Jersey assumes no responsibility for the validity or sufficiency of any assignment. We will not be obligated to comply with any assignment unless we receive a copy at our Service Office.

Beneficiary. You designate and name your beneficiary in the application. Thereafter, you may change the beneficiary, provided it is in accordance with the terms of the Contract. Should the insured die with no surviving beneficiary, the insured's estate will become the beneficiary.

Incontestability. We will not contest the Contract after it has been in-force during the insured's lifetime for two years from the issue date except when any change is made in the Contract that requires Pruco Life of New Jersey's approval and would increase our liability. We will not contest such change after it has been in effect for two years during the lifetime of the insured.

Misstatement of Age or Sex. If the insured's stated age or sex or both are incorrect in the Contract, Pruco Life of New Jersey will adjust the death benefits payable and any amount to be paid, as required by law, to reflect the correct age and sex. Any such benefit will be based on what the most recent deductions from the Contract Fund would have provided at the insured's correct age and sex.

Settlement Options. The Contract grants to most owners, or to the beneficiary, a variety of optional ways of receiving Contract proceeds, other than in a lump sum. Any Pruco Life of New Jersey representative authorized to sell this Contract can explain these options upon request.

Suicide Exclusion. Generally, if the insured, whether sane or insane, dies by suicide within two years from the Contract date, the Contract will end and Pruco Life of New Jersey will return the premiums paid, less any Contract debt, and less any withdrawals. Generally, if the insured, whether sane or insane, dies by suicide after two years from the issue date, but within two years of the effective date of an increase in the basic insurance amount, we will pay, as to the increase in amount, no more than the sum of the premiums paid on and after the effective date of an increase.

Substitution of Fund Shares

Although Pruco Life of New Jersey believes it to be unlikely, it is possible that in the judgment of its management, one or more of the portfolios of the Funds may become unsuitable for investment by Contract owners because of investment policy changes, tax law changes, or the unavailability of shares for investment. In that event, Pruco Life of New Jersey may seek to substitute the shares of another portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC, and possibly one or more state insurance departments, may be required. Contract owners will be notified of any such substitution.

Reports to Contract Owners

Once each year, Pruco Life of New Jersey will send you a statement that provides certain information pertinent to your own Contract. This statement will detail values, transactions made, and specific Contract data that apply only to your particular Contract.

You will also be sent annual and semi-annual reports of the Funds showing the financial condition of the portfolios and the investments held in each portfolio.

Sale of the Contract and Sales Commissions

Pruco Securities Corporation ("Prusec"), an indirect wholly-owned subsidiary of Prudential, acts as the principal underwriter of the Contract. Prusec, organized in 1971 under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Prusec's principal business address is 751 Broad Street, Newark, New Jersey 07102-3777. The Contract is sold by registered representatives of Prusec who are also authorized by state insurance departments to do so. The Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so. Registered representatives of such other broker-dealers may be paid on a different basis than described below.

Commissions are based on a premium value referred to as the Commissionable Target Premium. The Commissionable Target Premium may vary from the Target Premium, depending on the issue age and rating class of the insured, any extra risk charges, or additional riders.

Generally, representatives will receive a commission of no more than:


      (1) 50% of the premiums received in the first 12 months following the Contract Date on premiums up to the Commissionable Target Premium amount;

      (2) 4% of the premiums received in years two through 10 on premiums up to the Commissionable Target Premium amount; and

      (3) 4% of the premiums received in the first 10 years in excess of the Commissionable Target Premium to the extent that the total premiums in that year exceed the Commissionable Target Premium.


If the basic insurance amount is increased, representatives will generally receive a commission of no more than:

      (1) 50% of the premiums received up to the Commissionable Target Premium for the increase received in the first year following the effective date of the increase;

      (2) 4% of the premiums received up to the Commissionable Target Premium for years two through 10; and

      (3) 2% of the premiums received in any of the first 10 years following the effective date of the increase to the extent that premiums in that year exceed the Commissionable Target Premium.

Moreover, trail commissions of up to 0.0625% of an amount determined by averaging the Contract Fund less all outstanding loans as of the first and last day of each calendar quarter starting with the third Contract year may be paid.

Representatives with less than four years of service may receive compensation on a different basis. Representatives who meet certain productivity or persistency standards may be eligible for additional compensation.

State Regulation

Pruco Life of New Jersey is subject to regulation and supervision by the Department of Insurance of the State of Arizona, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

Pruco Life of New Jersey is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Pruco Life of New Jersey is required to file with Arizona and other jurisdictions a separate statement with respect to the operations of all its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

Experts

The consolidated financial statements of Pruco Life of New Jersey and its subsidiaries as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 and the financial statements of the Account as of December 31, 2001 and for each of the three years in the period then ended included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP's principal business address is 1177 Avenue of the Americas, New York, New York 10036.

Actuarial matters included in this prospectus have been examined by Candace Woods, MAAA, FSA, Vice President and Actuary of Prudential, whose opinion is filed as an exhibit to the registration statement.

Litigation and Regulatory Proceedings

We are subject to legal and regulatory actions in the ordinary course of our businesses, including class actions. Pending legal and regulatory actions include proceedings specific to our practices and proceedings generally applicable to business practices in the industries in which we operate. In certain of these lawsuits, large and/or indeterminate amounts are sought, including punitive or exemplary damages.

Beginning in 1995, regulatory authorities and customers brought significant regulatory actions and civil litigation against Pruco Life of New Jersey and Prudential involving individual life insurance sales practices. In 1996, Prudential, on behalf of itself and many of its life insurance subsidiaries, including Pruco Life of New Jersey, entered into settlement agreements with relevant insurance regulatory authorities and plaintiffs in the principal life insurance sales practices class action lawsuit covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995. Pursuant to the settlements, the companies agreed to various changes to their sales and business practices controls, to a series of fines, and to provide specific forms of relief to eligible class members. Virtually all claims by class members filed in connection with the settlements have been resolved and virtually all aspects of the remediation program have been satisfied.

As of December 31, 2001 Prudential and/or Pruco Life of New Jersey remained a party to approximately 44 individual sales practices actions filed by policyholders who "opted out" of the class action settlement relating to permanent life insurance policies issued in the United States between 1982 and 1995. In addition, there were 19 sales practices actions pending that were filed by policyholders who were members of the class and who failed to "opt out" of the class action settlement. Prudential and Pruco Life of New Jersey believed that those actions are governed by the class settlement release and expects them to be enjoined and/or dismissed. Additional suits may be filed by class members who "opted out" of the class settlements or who failed to "opt out" but nevertheless seek to proceed against Prudential and/or Pruco Life of New Jersey. A number of the plaintiffs in these cases seek large and/or indeterminate amounts, including punitive or exemplary damages. Some of these actions are brought on behalf of multiple plaintiffs. It is possible that substantial punitive damages might be awarded in any of these actions and particularly in an action involving multiple plaintiffs.

Prudential has indemnified Pruco Life of New Jersey for any liabilities incurred in connection with sales practices litigation covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995.

Pruco Life of New Jersey's litigation is subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of Pruco Life of New Jersey in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters should not have a material adverse effect on Pruco Life of New Jersey's financial position.

Additional Information

Pruco Life of New Jersey has filed a registration statement with the SEC under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may, however, be obtained from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, or by telephoning (800) SEC-0330, upon payment of a prescribed fee.

To reduce costs, we now generally send only a single copy of prospectuses and shareholder reports to each household ("householding"), in lieu of sending a copy to each contract owner that resides in the household. You should be aware that you can revoke or "opt out" of householding at any time by calling 1-877-778-5008.

Further information may also be obtained from Pruco Life of New Jersey. Its address and telephone number are set forth on the inside front cover of this prospectus.

Financial Statements

The financial statements of the Account should be distinguished from the consolidated financial statements of Pruco Life of New Jersey and its subsidiaries, which should be considered only as bearing upon the ability of Pruco Life of New Jersey to meet its obligations under the Contracts.

Financial statements for the subaccounts of the Pruco Life of New Jersey Variable Appreciable Account offered in connection with PruLife Advisor Select are not available because those subaccounts have not commenced operations prior to the effective date of this prospectus.

                             DIRECTORS AND OFFICERS

The directors and major officers of Pruco Life of New Jersey, listed with their principal occupations during the past 5 years, are shown below.

                      DIRECTORS OF PRUCO LIFE OF NEW JERSEY

JAMES J. AVERY, JR., Vice Chairman and Director - President, Prudential Individual Life Insurance since 1998; prior to 1998: Senior Vice President, Chief Actuary and CFO, Prudential Individual Insurance Group.

VIVIAN L. BANTA, President, Chairman, and Director - Executive Vice President, Individual Financial Services, U.S. Consumer Group since 2000; 1998 to 1999:
Consultant, Individual Financial Services; prior to 1998: Consultant, Morgan Stanley.

RICHARD J. CARBONE, Director - Senior Vice President and Chief Financial Officer since 1997.

HELEN M. GALT, Director - Company Actuary, Prudential since 1993.

RONALD P. JOELSON, Director - Senior Vice President, Prudential Asset, Liability and Risk Management since 1999; prior to 1999: President, Guaranteed Products, Prudential Institutional.

DAVID R. ODENATH, JR., Director - President, Prudential Investments since 1999; prior to 1999: Senior Vice President and Director of Sales, Investment Consulting Group, PaineWebber.

                         OFFICERS WHO ARE NOT DIRECTORS

SHAUN M. BYRNES, Senior Vice President - Senior Vice President, Director of Annuities, Prudential Investments since 2001; 2000 to 2001: Senior Vice President, Director of Research, Prudential Investments; 1999 to 2000: Senior Vice President, Director of Mutual Funds, Prudential Investments; prior to 1999:
Vice President, Mutual Funds, Prudential Investments.

C. EDWARD CHAPLIN, Treasurer - Senior Vice President and Treasurer, Prudential since 2000; prior to 2000, Vice President and Treasurer, Prudential.

THOMAS F. HIGGINS, Senior Vice President - Vice President, Annuity Services, Prudential Individual Financial Services since 1999; 1998 to 1999: Vice President, Mutual Funds, Prudential Individual Financial Services; prior to 1998: Principal, Mutual Fund Operations, The Vanguard Group.

CLIFFORD E. KIRSCH, Chief Legal Officer and Secretary - Chief Counsel, Variable Products, Prudential Law Department since 1995.

ANDREW J. MAKO, Executive Vice President - Vice President, Finance, U.S. Consumer Group since 1999; prior to 1999: Vice President, Business Performance Management Group.

MELODY C. MCDAID, Senior Vice President - Vice President and Site Executive, Prudential Financial Services Customer Service Office since 1995.

ESTHER H. MILNES, Senior Vice President - Vice President and Chief Actuary, Prudential Individual Life Insurance since 1999; prior to 1999: Vice President and Actuary, Prudential Individual Insurance Group.

JAMES M. O'CONNOR, Senior Vice President and Actuary - Vice President, Guaranteed Products since 2001; 1998 to 2000: Corporate Vice President, Guaranteed Products; prior to 1998: Corporate Actuary, Prudential Investments.

SHIRLEY H. SHAO, Senior Vice President and Chief Actuary - Vice President and Associate Actuary, Prudential since 1996.

WILLIAM J. ECKERT, IV, Vice President and Chief Accounting Officer - Vice President and IFS Controller, Prudential Enterprise Financial Management since 2000; 1999 to 2000: Vice President and Individual Life Controller, Prudential Enterprise Financial Management; prior to 1999: Vice President, Accounting, Enterprise Financial Management.

The business address of all directors and officers of Pruco Life of New Jersey is 213 Washington Street, Newark, New Jersey 07102-2992.

Pruco Life of New Jersey directors and officers are elected annually.

Pruco Life Insurance Company of New Jersey

Statements of Financial Position (Unaudited)
As of June 30, 2002 and December 31, 2001 (In Thousands)
--------------------------------------------------------------------------------------------------------------------------



                                                                                                June 30,       December 31,
                                                                                                  2002             2001
                                                                                               ----------       ----------
ASSETS
Fixed maturities:
   Available for sale, at fair value (amortized cost, 2002: $530,199; and 2001: $478,996)      $  542,538       $  490,734
Policy loans                                                                                      159,308          158,754
Short-term investments                                                                             18,896           32,983
Other long-term investments                                                                         3,300            2,614
                                                                                               ----------       ----------
        Total investments                                                                         724,042          685,085
Cash and cash equivalents                                                                          48,082           58,212
Deferred policy acquisition costs                                                                 131,895          118,975
Accrued investment income                                                                          11,081           10,399
Receivables from affiliates                                                                        16,452           17,270
Other assets                                                                                        7,257            3,919
Separate Account assets                                                                         1,517,948        1,631,113
                                                                                               ----------       ----------
TOTAL ASSETS                                                                                   $2,456,757       $2,524,973
                                                                                               ==========       ==========

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities
Policyholders' account balances                                                                $  494,680       $  457,172
Future policy benefits and other policyholder liabilities                                         121,952          119,400
Cash collateral for loaned securities                                                              35,249           36,092
Securities sold under agreements to repurchase                                                     25,446           18,514
Income taxes payable                                                                               37,394           36,012
Other liabilities                                                                                  13,596           19,298
Separate Account liabilities                                                                    1,517,948        1,631,113
                                                                                               ----------       ----------
Total liabilities                                                                               2,246,265        2,317,601
                                                                                               ----------       ----------
Contingencies - (See Footnote 2)
Stockholder's Equity
Common stock, $5 par value;
      400,000 shares, authorized;
      issued and outstanding at
      June 30, 2002 and December 31, 2001                                                           2,000            2,000
Paid-in-capital                                                                                   128,689          128,689
Retained earnings                                                                                  75,749           72,959
Accumulated other comprehensive income                                                              4,054            3,724
                                                                                               ----------       ----------
Total stockholder's equity                                                                        210,492          207,372
                                                                                               ----------       ----------
TOTAL LIABILITIES AND
    STOCKHOLDER'S EQUITY                                                                       $2,456,757       $2,524,973
                                                                                               ==========       ==========


                        See Notes to Financial Statements

   Pruco Life Insurance Company of New Jersey

   Statements of Operations and Comprehensive Income (Unaudited)
   Three and Six Months Ended June 30, 2002 and 2001 (In Thousands)
------------------------------------------------------------------------------------------------

                                                      Six months ended       Three months ended
                                                          June 30,                June 30,

                                                       2002      2001        2002          2001
                                                     -------    -------     -------      -------
      REVENUES

      Premiums                                       $ 9,322    $ 7,326     $ 5,239      $ 4,414
      Policy charges and fee income                   28,564     24,330      15,281       13,682
      Net investment income                           22,535     27,943      11,356       13,890
      Realized investment (losses) gains, net         (5,523)       175      (3,391)        (805)
      Asset management fees                              233        299         200          137
      Other income                                       340        210         194           17
                                                     -------    -------     -------      -------

      Total revenues                                  55,471     60,283      28,879       31,335
                                                     -------    -------     -------      -------

      BENEFITS AND EXPENSES

      Policyholders' benefits                         15,402     17,164       7,424        9,437
      Interest credited to policyholders' account
      balances                                         9,837     10,344       5,036        5,199
      General, administrative and other expenses      26,011     19,628      15,665        9,949
                                                     -------    -------     -------      -------

      Total benefits and expenses                     51,250     47,136      28,125       24,585
                                                     -------    -------     -------      -------

      Income from operations before income taxes       4,221     13,147         754        6,750
                                                     -------    -------     -------      -------

      Income tax provision                             1,431      3,954         452        1,840
                                                     -------    -------     -------      -------

      NET INCOME                                       2,790      9,193         302        4,910
                                                     -------    -------     -------      -------

      Net unrealized investment gains (losses) on
      securities, net of reclassification adjustment     330      2,111       1,826       (1,773)
      and taxes
                                                     -------    -------     -------      -------

      TOTAL COMPREHENSIVE INCOME                     $ 3,120    $11,304     $ 2,128      $ 3,137
                                                     =======    =======     =======      =======






                        See Notes to Financial Statements

   Pruco Life Insurance Company of New Jersey

   Statements of Changes in Stockholder's Equity (Unaudited) Periods ended June
   30, 2002 and December 31, 2001 and 2000 (In Thousands)
----------------------------------------------------------------------------------------------------------


                                                                                Accumulated
                                                                                   other          Total
                                      Common      Paid - in -      Retained    comprehensive  stockholder's
                                       stock        capital        earnings    income (loss)      equity
                                   -----------    -----------      --------    -------------  -------------
   Balance, January 1, 2000           $  2,000      $ 125,000      $ 230,057     $  (6,088)      $ 350,969

      Net income                             -              -         23,584             -          23,584
      Contribution                           -          3,689              -             -           3,689
      Change in net unrealized
      investment losses, net of
      reclassification and taxes             -              -              -         5,325           5,325
                                      --------      ---------      ---------     ---------       ---------
   Balance, December 31, 2000            2,000        128,689        253,641          (763)        383,567

      Net income                             -              -         15,593             -          15,593
      Dividend to Parent                     -              -       (186,000)            -        (186,000)
      Policy credits issued to
      Eligible policyholders                 -              -        (10,275)            -         (10,275)
      Change in net unrealized
      investment losses, net
      of
      reclassification and taxes             -              -              -         4,487           4,487
                                      --------      ---------      ---------     ---------       ---------
   Balance, December 31, 2001            2,000        128,689         72,959         3,724         207,372

      Net income                             -              -          2,790             -           2,790
      Change in net unrealized
      investment gains, net of               -              -              -           330             330
      reclassification and taxes
                                      --------      ---------      ---------     ---------       ---------
   Balance, June 30, 2002             $  2,000      $ 128,689      $  75,749     $   4,054       $ 210,492
                                      ========      =========      =========     =========       =========






                        See Notes to Financial Statements

   Pruco Life Insurance Company of New Jersey

   Statements of Cash Flows (Unaudited)
   Six Months Ended June 30, 2002 and 2001 (In Thousands)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                    Six months ended,
                                                                                                        June 30,

                                                                                                  2002           2001
                                                                                                ---------      ---------
   CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income                                                                                $   2,790      $   9,193
      Adjustments to reconcile net income to net cash provided by (used in)
         Operating activities:
         Policy charges and fee income                                                             (5,589)        (5,634)
         Interest credited to policyholders' account balances                                       9,837         10,344
         Realized investment (gains) losses, net                                                    5,523           (175)
         Amortization and other non-cash items                                                       (825)        (8,173)
         Change in:
           Future policy benefits and other policyholders'
           liabilities                                                                              2,552          4,069
           Accrued investment income                                                                 (682)         1,301
           Policy loans                                                                              (554)        (3,992)
           Receivables from affiliates                                                                818          5,953
           Deferred policy acquisition costs                                                      (12,920)        (1,398)
           Income taxes payable                                                                     1,382         (2,208)
           Other, net                                                                                  81         17,907
                                                                                                ---------      ---------
   Cash Flows From Operating Activities                                                             2,413         27,187
                                                                                                ---------      ---------
   CASH FLOWS USED IN INVESTING ACTIVITIES:
      Proceeds from the sale/maturity of:
         Fixed maturities available for sale                                                      123,752        420,381
      Payments for the purchase of:
         Fixed maturities available for sale                                                     (179,568)      (461,889)
      Cash collateral for loaned securities, net                                                     (843)           557
      Securities sold under agreements to repurchase, net                                           6,932          4,439
      Other long-term investments, net                                                             (1,655)           350
      Short term investments, net                                                                  14,084         23,532
                                                                                                ---------      ---------
   Cash Flows Used in Investing Activities                                                        (37,298)       (12,630)
                                                                                                ---------      ---------
   CASH FLOWS FROM FINANCING ACTIVITIES:
      Policyholders' account balances:
         Deposits                                                                                  69,699         45,437
         Withdrawals                                                                              (35,823)       (35,579)
      Cash payments to eligible policyholders                                                      (9,121)             -
                                                                                                ---------      ---------
   Cash Flows From Financing Activities                                                            24,755          9,858
                                                                                                ---------      ---------
   Net (decrease) increase in Cash and cash equivalents                                           (10,130)        24,415
   Cash and cash equivalents, beginning of year                                                    58,212         65,237
                                                                                                ---------      ---------
   CASH AND CASH EQUIVALENTS, END OF PERIOD                                                     $  48,082      $  89,652
                                                                                                =========      =========


                        See Notes to Financial Statements

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements (Unaudited)
--------------------------------------------------------------------------------

1. BASIS OF PRESENTATION

The accompanying interim financial statements have been prepared pursuant to the rules and regulations for reporting on Form 10-Q on the basis of accounting principles generally accepted in the United States. These interim financial statements are unaudited but reflect all adjustments which, in the opinion of management, are necessary to provide a fair presentation of the results of operations and financial condition of the Pruco Life Insurance Company of New Jersey ("the Company"), for the interim periods presented. The Company is a wholly owned subsidiary of the Pruco Life Insurance Company ("Pruco Life"), which in turn is a wholly owned subsidiary of The Prudential Insurance Company of America ("Prudential"). Prudential is a wholly owned subsidiary of Prudential Financial, Inc. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for a full year. Certain amounts in the Company's prior year financial statements have been reclassified to conform to the current year presentation. These financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

2. CONTINGENCIES AND LITIGATION

Contingencies
On an ongoing basis, our internal supervisory and control functions review the quality of our sales, marketing and other customer interface procedures and practices and may recommend modifications or enhancements. In certain cases, if appropriate, we may offer customers remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines.

It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected as a result of payments in connection with the matters discussed above depending, in part, upon the results of operations or cash flow for such period. Management believes, however, that the ultimate payments in connection with these matters should not have a material adverse effect on the Company's financial position.

Litigation
Prudential and the Company are subject to legal and regulatory actions in the ordinary course of our businesses, including class actions. Pending legal and regulatory actions include proceedings relating to aspects of our businesses and operations that are specific to the Company and Prudential and that are typical of the businesses in which the Company and Prudential operate. Some of these proceedings have been brought on behalf of various alleged classes of complainants. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages.

Beginning in 1995, regulatory authorities and customers brought significant regulatory actions and civil litigation against the Company and Prudential involving individual life insurance sales practices. In 1996, Prudential, on behalf of itself and many of its life insurance subsidiaries including the Company entered into settlement agreements with relevant insurance regulatory authorities and plaintiffs in the principal life insurance sales practices class action lawsuit covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995. Pursuant to the settlements, the companies agreed to various changes to their sales and business practices controls, to a series of fines, and to provide specific forms of relief to eligible class members. Virtually all claims by class members filed in connection with the settlements have been resolved and virtually all aspects of the remediation program have been satisfied. While the approval of the class action settlement is now final, Prudential and the Company remain subject to oversight and review by insurance regulators and other regulatory authorities with respect to its sales practices and the conduct of the remediation program. The U.S. District Court has also retained jurisdiction as to all matters relating to the administration, consummation, enforcement and interpretation of the settlements.

As of June 30, 2002, Prudential and/or the Company remained a party to approximately 40 individual sales practices actions filed by policyholders who "opted out" of the class action settlement relating to permanent life insurance policies issued in the United States between 1982 and 1995. In addition, there were 17 sales practices actions pending that were filed by policyholders who were members of the class and who failed to "opt out" of the class action settlement. Prudential and the Company believe that those actions are governed by the class settlement release and expect them to be enjoined and/or dismissed. Additional suits may be filed by class members who "opted out" of the class settlements or who failed to "opt out" but nevertheless seek to proceed against Prudential and/or the Company. A number of the plaintiffs in these cases seek large and/or indeterminate amounts, including punitive or exemplary damages. Some of these actions are brought on behalf of multiple plaintiffs. It is possible that substantial punitive damages might be awarded in any of these actions and particularly in an action involving multiple plaintiffs.

Prudential has indemnified the Company for any liabilities incurred in connection with sales practices litigation covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995.

The Company's litigation is subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially effected by an ultimate unfavorable resolution of pending litigation and regulatory matters. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters should not have a material adverse effect on the Company's financial position.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements (Unaudited)
--------------------------------------------------------------------------------

3. RELATED PARTY TRANSACTIONS

The Company has extensive transactions and relationships with Prudential and other affiliates. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Expense Charges and Allocations
All of the Company's expenses are allocations or charges from Prudential or other affiliates. These expenses can be grouped into the following categories: general and administrative expenses and retail distribution expenses.

The Company's general and administrative expenses are charged to the Company using allocation methodologies based on business processes. Management believes that the methodology is reasonable and reflects costs incurred by Prudential to process transactions on behalf of the Company. Prudential and the Company operate under service and lease agreements whereby services of officers and employees, supplies, use of equipment and office space are provided by Prudential.

The Company is allocated estimated distribution expenses from Prudential's retail agency network for both its domestic life and annuity products. The estimate of allocated distribution expenses is intended to reflect a market based pricing arrangement.

The Company has capitalized the majority of these distribution expenses as deferred policy acquisition costs.

Corporate Owned Life Insurance
The Company has sold a Corporate Owned Life Insurance ("COLI") policy to Prudential. The cash surrender value included in Separate Accounts was $168.9 million and $165.7 million at June 30, 2002 and December 31, 2001, respectively.

Reinsurance
The Company currently has a reinsurance agreement in place with Prudential ("the reinsurer"). The reinsurance agreement is a yearly renewable term agreement in which the Company may offer and the reinsurer may accept reinsurance on any life in excess of the Company's maximum limit of retention. The Company is not relieved of its primary obligation to the policyholder as a result of these reinsurance transactions. These agreements had no material effect on net income for the periods ended June 30, 2002 and 2001.

Debt Agreements
In July 1998, the Company established a revolving line of credit facility with Prudential Funding LLC, a wholly-owned subsidiary of Prudential. There is no outstanding debt relating to this credit facility as of June 30, 2002 or December 31, 2001.

Pruco Life Insurance Company of New Jersey

Statements of Financial Position
December 31, 2001 and 2000 (In Thousands)
--------------------------------------------------------------------------------

                                                                                       2001                 2000
                                                                                   -----------          -----------
ASSETS
Fixed Maturities
   Available for Sale, at fair value (amortized cost, 2001: $478,996; and
   2000: $614,858)                                                                 $   490,734          $   612,851
Held to Maturity, at amortized cost (fair value, 2000: $7,259)                              --                7,470
Policy Loans                                                                           158,754              152,111
Short-Term Investments                                                                  32,983               28,759
Other Long-Term Investments                                                              2,614                3,577
                                                                                   -----------          -----------
        Total Investments                                                              685,085              804,768
Cash and Cash Equivalents                                                               58,212               65,237
Deferred Policy Acquisition Costs                                                      118,975              116,653
Accrued Investment Income                                                               10,399               13,781
Receivables from Affiliate                                                              17,270               22,265
Other Assets                                                                             3,919                  292
Separate Account Assets                                                              1,631,113            1,805,584
                                                                                   -----------          -----------
TOTAL ASSETS                                                                       $ 2,524,973          $ 2,828,580
                                                                                   ===========          ===========

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities
Policyholders' Account Balances                                                    $   457,172          $   434,442
Future Policy Benefits and Other Policyholder Liabilities                              119,400              108,218
Cash Collateral for Loaned Securities                                                   36,092               48,309
Securities Sold under agreements to repurchase                                          18,514                9,754
Income Taxes Payable                                                                    36,012               29,913
Other Liabilities                                                                       19,298                8,793
Separate Account Liabilities                                                         1,631,113            1,805,584
                                                                                   -----------          -----------
Total Liabilities                                                                    2,317,601            2,445,013
                                                                                   -----------          -----------
Contingencies - (See Footnote 11)
Stockholder's Equity
Common Stock, $5 par value;
      400,000 shares authorized;
      Issued and outstanding at
      December 31, 2001 and 2000                                                         2,000                2,000
Paid-In-Capital                                                                        128,689              128,689
Retained Earnings                                                                       72,959              253,641
Accumulated Other Comprehensive Income (Loss)                                            3,724                 (763)
                                                                                   -----------          -----------
Total Stockholder's Equity                                                             207,372              383,567
                                                                                   -----------          -----------
TOTAL LIABILITIES AND
    STOCKHOLDER'S EQUITY                                                           $ 2,524,973          $ 2,828,580
                                                                                   ===========          ===========


                     See Notes to Financial Statements

Pruco Life Insurance Company of New Jersey

Statements of Operations and Comprehensive Income
Years Ended December 31, 2001, 2000 and 1999 (In Thousands)
--------------------------------------------------------------------------------

                                                                 2001              2000              1999
                                                              ---------         ---------         ---------
REVENUES

Premiums                                                      $  16,284         $   5,717         $   6,742
Policy charges and fee income                                    49,808            55,231            52,714
Net investment income                                            55,981            54,524            47,600
Realized investment losses, net                                  (9,630)           (1,045)           (5,013)
Asset management fees                                               613             8,467             7,407
Other income                                                        646               331               386
                                                              ---------         ---------         ---------

Total Revenues                                                  113,702           123,225           109,836
                                                              ---------         ---------         ---------

BENEFITS AND EXPENSES

Policyholders' benefits                                          33,148            28,201            26,237
Interest credited to policyholders' account balances             20,503            19,326            18,846
General, administrative and other expenses                       37,954            39,415            45,065
                                                              ---------         ---------         ---------

Total Benefits and Expenses                                      91,605            86,942            90,148
                                                              ---------         ---------         ---------

Income from operations before income taxes                       22,097            36,283            19,688
                                                              ---------         ---------         ---------

Income tax provision                                              6,504            12,699             6,891
                                                              ---------         ---------         ---------

NET INCOME                                                       15,593            23,584            12,797

 Other comprehensive income (loss), net of tax:

       Unrealized gains (losses) on securities, net        of
       reclassification adjustment                                4,487             5,325            (7,681)
                                                              ---------         ---------         ---------

TOTAL COMPREHENSIVE INCOME                                    $  20,080         $  28,909         $   5,116
                                                              =========         =========         =========

                     See Notes to Financial Statements

Pruco Life Insurance Company of New Jersey

Statements of Changes in Stockholder's Equity
Years Ended December 31, 2001, 2000 and 1999 (In Thousands)
--------------------------------------------------------------------------------

                                                                                   Accumulated
                                                                                       Other          Total
                                           Common      Paid - In -     Retained    Comprehensive   Stockholder's
                                            Stock        Capital       Earnings    Income (Loss)      Equity
                                          -------------------------------------------------------------------
Balance, December 31, 1998                $   2,000     $ 125,000     $ 217,260      $   1,593      $ 345,853


   Net income                                    --            --        12,797             --         12,797
   Change in net unrealized
   investment (losses) gains,
   net of reclassification and taxes             --            --            --         (7,681)        (7,681)

                                          ---------     ---------     ---------      ---------      ---------
Balance, December 31, 1999                    2,000       125,000       230,057         (6,088)       350,969



   Contribution                                --           3,689          --             --            3,689
   Net income                                  --            --          23,584           --           23,584
   Change in net unrealized
   investment (losses) gains,
   net of reclassification  and taxes          --            --            --            5,325          5,325

                                          ---------     ---------     ---------      ---------      ---------
Balance, December 31, 2000                    2,000       128,689       253,641           (763)       383,567

   Policy credits issued to
    eligible eligible policyholders            --            --         (10,275)          --          (10,275)
   Dividend to Parent                          --            --        (186,000)          --         (186,000)
   Net income                                  --            --          15,593           --           15,593
   Change in net unrealized
   investment (losses) gains,
   net of reclassification and taxes           --            --            --            4,487          4,487

                                          ---------     ---------     ---------      ---------      ---------
Balance, December 31, 2001                $   2,000     $ 128,689     $  72,959      $   3,724      $ 207,372
                                          =========     =========     =========      =========      =========


                        See Notes to Financial Statements

Pruco Life Insurance Company of New Jersey

Statements of Cash Flows
Years Ended December 31, 2001, 2000 and 1999 (In Thousands)
--------------------------------------------------------------------------------

                                                                         2001             2000           1999
                                                                       ---------       ---------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net Income                                                          $  15,593       $  23,584       $  12,797
   Adjustments to reconcile net income to net cash from (used in)
      operating activities:
      Policy charges and fee income                                       (9,906)         (9,881)        (11,399)
      Interest credited to policyholders' account balances                20,503          19,326          18,846
      Realized investment losses, net                                      9,630           1,045           5,013
      Amortization and other non-cash items                              (10,883)         (9,254)         18,092
      Change in:
        Future policy benefits and other policyholders'
          liabilities                                                     11,182           3,468          14,918
        Accrued investment income                                          3,382          (1,289)           (283)
        Policy loans                                                      (6,643)         (8,296)         (4,372)
        Receivable from affiliates                                         4,995          (2,345)        (19,723)
        Deferred policy acquisition costs                                 (2,322)         12,531         (15,261)
        Income taxes payable                                               6,099           2,084           2,504
        Other, net                                                        (2,244)          1,869           2,523
                                                                       ---------       ---------       ---------
Cash Flows From Operating Activities                                      39,386          32,842          23,655
                                                                       ---------       ---------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from the sale/maturity of:
      Fixed maturities:
        Available for sale                                               552,931         396,117         702,380
   Payments for the purchase of:
      Fixed maturities:
        Available for sale                                              (577,097)       (411,579)       (695,198)
        Held to maturity                                                      --              --          (7,470)
   Other long term investments, net                                          963          (1,058)             99
   Cash collateral for loaned securities, net                            (12,217)         30,409         (16,524)
   Securities sold under agreements to repurchase, net                     8,760           9,754         (27,210)
   Short term investments, net                                            (4,224)        (28,756)         11,040
                                                                       ---------       ---------       ---------
Cash Flows (Used in) Investing Activities                                (30,884)         (5,113)        (32,883)
                                                                       ---------       ---------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Policyholders' account balances:
      Deposits                                                            87,261         170,978         258,417
      Withdrawals                                                        (76,288)       (161,060)       (264,373)
   Cash dividend paid to Parent                                          (26,500)             --              --
                                                                       ---------       ---------       ---------
Cash Flows (Used in) From Financing Activities                           (15,527)          9,918          (5,956)
                                                                       ---------       ---------       ---------
Net (decrease) increase in Cash and cash equivalents                      (7,025)         37,647         (15,184)
Cash and cash equivalents, beginning of year                              65,237          27,590          42,774
                                                                       ---------       ---------       ---------
CASH and CASH EQUIVALENTS, END OF YEAR                                 $  58,212       $  65,237       $  27,590
                                                                       =========       =========       =========

SUPPLEMENTAL CASH FLOW INFORMATION
    Income taxes paid                                                  $   2,930       $  13,421       $     480
                                                                       ---------       ---------       ---------
NON-CASH TRANSACTIONS DURING THE YEAR
   Dividend paid with fixed maturities                                 $ 159,500       $      --       $      --
                                                                       ---------       ---------       ---------
   Policy credits issued to eligible policyholders                     $  10,275       $      --       $      --
                                                                       ---------       ---------       ---------
   Contribution from parent                                            $      --       $   3,689       $      --
                                                                       ---------       ---------       ---------

                     See Notes to Financial Statements

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

1.  BUSINESS

Pruco Life Insurance Company of New Jersey ("the Company") is a stock life insurance company organized in 1982 under the laws of the state of New Jersey. The Company is licensed to sell interest-sensitive individual life insurance, variable life insurance, term insurance, variable annuities, and fixed annuities ("the Contracts") only in the states of New Jersey and New York.

The Company is a wholly owned subsidiary of Pruco Life Insurance Company ("Pruco Life"), a stock life insurance company organized in 1971 under the laws of the state of Arizona. Pruco Life, in turn, is a wholly owned subsidiary of The Prudential Insurance Company of America ("Prudential"), an insurance company founded in 1875 under the laws of the state of New Jersey. On December 18, 2001 ("the date of demutualization") Prudential converted from a mutual life insurance company to a stock life insurance company and became an indirect wholly owned subsidiary of Prudential Financial, Inc. (the "Holding Company"). The demutualization was completed in accordance with Prudential's Plan of Reorganization, which was approved by the Commissioner of the New Jersey Department of Banking and Insurance in October 2001.

The Company is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities engaged in marketing insurance products and individual annuities.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company has extensive transactions and relationships with Prudential and other affiliates, as more fully described in Footnote 13. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, in particular deferred policy acquisition costs ("DAC") and future policy benefits, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Investments
Fixed maturities classified as "available for sale" are carried at estimated fair value. Fixed maturities that the Company has both the intent and ability to hold to maturity are stated at amortized cost and classified as "held to maturity". The amortized cost of fixed maturities is written down to estimated fair value if a decline in value is considered to be other than temporary. Unrealized gains and losses on fixed maturities "available for sale", including the effect on deferred policy acquisition costs and policyholders' account balances that would result from the realization of unrealized gains and losses are included in a separate component of equity, "Accumulated other comprehensive income (loss)", net of income taxes.

Policy loans are carried at unpaid principal balances.

Short-term investments, consisting of highly liquid debt instruments other than those held in "Cash and cash equivalents" with a maturity of twelve months or less when purchased, are carried at amortized cost, which approximates fair value.

Realized investment (losses) gains, net are computed using the specific identification method. Costs of fixed maturity securities are adjusted for impairments considered to be other than temporary. Impairment adjustments are included in "Realized investment gains (losses), net." Factors considered in evaluating whether a decline in value is other than temporary are: 1) whether the decline is substantial; 2) the Company's ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; 3) the duration and extent to which the market value has been less than cost; and 4) the financial condition and near-term prospects of the issuer.

Cash and cash equivalents include cash on hand, amounts due from banks, money market instruments, and other debt issues with a maturity of three months or less when purchased.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred Policy Acquisition Costs
The costs that vary with and that are related primarily to the production of new insurance and annuity business are deferred to the extent that they are deemed recoverable from future profits. Such costs include certain commissions, costs of policy issuance and underwriting, and variable field office expenses. Deferred policy acquisition costs are subject to recognition testing at the time of policy issue and recoverability and premium deficiency testing at the end of each accounting period. Deferred policy acquisition costs, for certain products, are adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in "Accumulated other comprehensive
(loss) income."

Policy acquisition costs related to interest-sensitive and variable life products and certain investment-type products are deferred and amortized over the expected life of the contracts (periods ranging from 25 to 30 years) in proportion to estimated gross profits arising principally from investment results, mortality and expense margins, and surrender charges based on historical and anticipated future experience, which is updated periodically. The effect of changes to estimated gross profits on unamortized deferred acquisition costs is reflected in "General and administrative expenses" in the period such estimated gross profits are revised. Deferred policy acquisition costs related to non-participating term insurance are amortized over the expected life of the contracts in proportion to premium income.

Prudential and the Company have offered programs under which policyholders, for a selected product or group of products, can exchange an existing policy or contract issued by Prudential or the Company for another form of policy or contract. These transactions are known as internal replacements. If the new policies have terms that are substantially similar to those of the earlier policies, the DAC is retained with respect to the new policies and amortized over the life of the new policies. If the terms of the new policies are not substantially similar to those of the former policy, the unamortized DAC on the surrendered policies is immediately charged to expense.

Securities loaned
Securities loaned are treated as financing arrangements and are recorded at the amount of cash received as collateral. The Company obtains collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. The Company monitors the market value of securities loaned on a daily basis with additional collateral obtained as necessary.

Non-cash collateral received is not reflected in the statements of financial position because the debtor typically has the right to redeem the collateral on short notice. Substantially all of the Company's securities loaned are with large brokerage firms.

Securities sold under agreements to repurchase
Securities sold under agreements to repurchase are treated as financing arrangements and are carried at the amounts at which the securities will be subsequently reacquired, including accrued interest, as specified in the respective agreements. Assets to be repurchased are the same, or substantially the same, as the assets transferred and the transferor, through right of substitution, maintains the right and ability to redeem the collateral on short notice. The market value of securities to be repurchased is monitored and additional collateral is obtained, where appropriate, to protect against credit exposure.

Securities lending and securities repurchase agreements are used to generate net investment income and facilitate trading activity. These instruments are short-term in nature (usually 30 days or less). Securities loaned are collateralized principally by U.S. Government and mortgage-backed securities. Securities sold under repurchase agreements are collateralized principally by cash. The carrying amounts of these instruments approximate fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

Separate Account Assets and Liabilities
Separate Account assets and liabilities are reported at estimated fair value and represent segregated funds which are invested for certain policyholders and other customers. The assets consist of common stocks, fixed maturities, real estate related securities, and short-term investments. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. The investment income and gains or losses for Separate Accounts generally accrue to the policyholders and are not included in the Statements of Operations and comprehensive Income. Mortality, policy administration and surrender charges on the accounts are included in "Policy charges and fee income."

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Separate Accounts represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the policyholders, with the exception of the Pruco Life Modified Guaranteed Annuity Account. The Pruco Life Modified Guaranteed Annuity Account is a non-unitized Separate Account, which funds the Modified Guaranteed Annuity Contract and the Market Value Adjustment Annuity Contract. Owners of the Pruco Life Modified Guaranteed Annuity and the Market Value Adjustment Annuity Contracts do not participate in the investment gain or loss from assets relating to such accounts. Such gain or loss is borne, in total, by the Company.

Contingencies
Amounts related to contingencies are accrued if it is probable that a liability has been incurred and an amount is reasonably estimable. Management evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual.

Insurance Revenue and Expense Recognition
Premiums from insurance policies are generally recognized when due. Benefits are recorded as an expense when they are incurred. For traditional life insurance contracts, a liability for future policy benefits is recorded using the net level premium method. For individual annuities in payout status, a liability for future policy benefits is recorded for the present value of expected future payments based on historical experience.

Amounts received as payment for interest-sensitive life, individual annuities and guaranteed investment contracts are reported as deposits to "Policyholders' account balances." Revenues from these contracts reflected as "Policy charges and fee income" consist primarily of fees assessed during the period against the policyholders' account balances for mortality charges, policy administration charges and surrender charges. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, interest credited and amortization of deferred policy acquisition costs.

Premiums, benefits and expenses are stated net of reinsurance ceded to other companies. Estimated reinsurance recoverables and the cost of reinsurance are recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

Asset Management Fees
Through December 31, 2000, the Company received asset management fee income from policyholder account balances invested in The Prudential Series Funds ("PSF"), which are a portfolio of mutual fund investments related to the Company's Separate Account products (refer to Note 13). In addition, the Company receives fees from policyholder account balances invested in funds managed by companies other than Prudential. Asset management fees are recognized as income as earned.

Derivative Financial Instruments
Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices, or the value of securities or commodities. Derivative financial instruments used by the Company include swaps, futures, forwards and option contracts and may be exchange-traded or contracted in the over-the-counter market. See Note 10 for a discussion of the Company's use of derivative financial instruments and the related accounting and reporting treatment for such instruments.

Income Taxes
The Company is a member of the consolidated federal income tax return of Prudential and files separate company state and local tax returns. Pursuant to the tax allocation arrangement with Prudential, total federal income tax expense is determined on a separate company basis. Members with losses record tax benefits to the extent such losses are recognized in the consolidated federal tax provision. Deferred income taxes are generally recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to reduce a deferred tax asset to that portion that is expected to be realized.

New Accounting Pronouncements
In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of FASB Statement No. 125." The Company has adopted the provisions of SFAS No. 140 relating to transfers and extinguishments of liabilities which are effective for periods occurring after March 31, 2001. The adoption did not have an effect on the results of operations of the Company.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the Company account for all business combinations in the scope of the statement using the purchase method. SFAS No. 142 requires that an intangible asset acquired either individually or with a group of other assets shall initially be recognized and measured based on fair value. An intangible asset with a finite life is amortized over its useful life to the reporting entity; an intangible asset with an indefinite useful life, including goodwill, is not amortized. All intangible assets shall be tested for impairment in accordance with the statement. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001; however, goodwill and intangible assets acquired after June 30, 2001 are subject immediately to the nonamortization and amortization provisions of this statement. As of December 31, 2001, The Company does not have any goodwill or intangible assets.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 eliminated the requirement that discontinued operations be measured at net realizable value or that entities include losses that have not yet occurred. SFAS No. 144 eliminated the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. An impairment for assets that are not considered to be disposed of is recognized only if the carrying amounts of long-lived assets are not recoverable and exceed their fair values. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations and cash flows that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively.

Reclassifications
Certain amounts in the prior years have been reclassified to conform to the current year presentation.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

3.  INVESTMENTS

Fixed Maturities
The following tables provide additional information relating to fixed maturities as of December 31:

                                                                      2001
                                               --------------------------------------------------
                                                              Gross         Gross       Estimated
                                               Amortized    Unrealized    Unrealized       Fair
                                                 Cost         Gains         Losses         Value
                                               --------      --------      --------      --------
                                                                   (In Thousands)
Fixed Maturities Available for Sale
U.S. Treasury Securities and Obligations of
U.S. Government Corporations and Agencies      $ 19,136      $    241      $     99      $ 19,278

Foreign Government Bonds                          4,029           259            --         4,288

Corporate Securities                            455,150        15,772         4,431       466,491

Mortgage-backed Securities                          681            --             4           677
                                               --------      --------      --------      --------

Total Fixed Maturities Available for Sale      $478,996      $ 16,272      $  4,534      $490,734
                                               ========      ========      ========      ========


                                                                       2000
                                               --------------------------------------------------
                                                               Gross        Gross       Estimated
                                               Amortized    Unrealized    Unrealized       Fair
                                                 Cost          Gains        Losses         Value
                                               --------      --------      --------      --------
                                                                 (In Thousands)
Fixed Maturities Available for Sale
U.S. Treasury Securities and Obligations of
U.S. Government Corporations and Agencies      $ 25,050      $    708      $      2      $ 25,756

Foreign Government Bonds                         11,181           463            --        11,644

Corporate Securities                            578,627         7,314        10,490       575,451

Mortgage-backed Securities                           --            --            --            --
                                               --------      --------      --------      --------

Total Fixed Maturities Available for Sale      $614,858      $  8,485      $ 10,492      $612,851
                                               ========      ========      ========      ========
Fixed Maturities Held to Maturity
 Corporate Securities                          $  7,470      $     --      $    211      $  7,259
                                               --------      --------      --------      --------

Total Fixed Maturities Held to Maturity        $  7,470      $     --      $    211      $  7,259
                                               ========      ========      ========      ========

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

3.  INVESTMENTS (continued)

The amortized cost and estimated fair value of fixed maturities, by contractual maturities at December 31, 2001, is shown below:

                                                 Available for Sale
                                         -----------------------------------
                                            Amortized      Estimated Fair
                                              Cost              Value
                                         -----------------------------------
                                                   (In Thousands)


Due in one year or less                     $   51,735        $    53,286

Due after one year through five years          225,748            231,715

Due after five years through ten years         163,721            166,996

Due after ten years                             37,792             38,737
                                         ---------------- ------------------

Total                                       $  478,996        $   490,734
                                         ================ ==================

Actual maturities may differ from contractual maturities because issuers have the right to call or prepay obligations.

Proceeds from the sale of fixed maturities available for sale during 2001, 2000, and 1999 were $552.4 million, $354.4 million, and $698.8 million, respectively. Gross gains of $10.1 million, $2.2 million, and $3.5 million, and gross losses of $10.1 million, $5.2 million, and $8.0 million, were realized on those sales during 2001, 2000, and 1999, respectively. Proceeds from maturities of fixed maturities available for sale during 2001, 2000, and 1999 were $0.5 million, $41.7 million, and $3.6 million, respectively.

Due to the adoption of FAS 133, "Accounting for Derivative Instruments and Hedging Activities", on January 1, 2001, the entire portfolio of fixed maturities classified as held to maturity were transferred to the available for sale category. The aggregate amortized cost of the securities was $7.5 million. Unrealized losses of $0.2 million, net of tax, were recorded in "Accumulated Other Comprehensive Income (Loss)" at the time of transfer. During the years ended December 31, 2001, 2000, and 1999, there were no securities classified as held to maturity that were sold.

Writedowns for impairments that were deemed to be other than temporary for fixed maturities were $7.8 million and $1.3 million for the years 2001 and 2000, respectively. There were no writedowns for impairments recorded during 1999.

Special Deposits
Fixed maturities of $0.5 million at December 31, 2001 and 2000 respectively, were on deposit with governmental authorities or trustees as required by certain insurance laws.


Investment Income and Investment Gains and Losses

Net investment income arose from the following sources for the years ended December 31:

                                                 2001           2000            1999
                                               --------       --------       --------
                                                           (In Thousands)
Fixed Maturities                               $ 46,813       $ 43,972       $ 39,538
Policy Loans                                      8,647          8,053          7,641
Short-Term Investments & Cash Equivalents         4,496          5,126          2,516
Other                                              (418)         1,300             60
                                               --------       --------       --------
Gross Investment Income                          59,538         58,451         49,755
Less Investment Expenses                         (3,557)        (3,927)        (2,155)
                                               --------       --------       --------
Net Investment Income                          $ 55,981       $ 54,524       $ 47,600
                                               ========       ========       ========

Pruco Life Insurance Company of New Jersey

--------------------------------------------------------------------------------
Notes to Financial Statements

3.  INVESTMENTS (continued)

Realized investment losses, net, including charges for other than temporary reductions in value, for the years ended December 31, were from the following sources:
                                       2001          2000         1999
                                     -------       -------       -------
                                                 (In Thousands)

Fixed Maturities                     $(7,807)      $(4,324)      $(4,616)
Derivatives                           (1,823)        2,924          (412)
Other                                   --             355            15
                                     -------       -------       -------
Realized Investment Losses, Net      $(9,630)      $(1,045)      $(5,013)
                                     =======       =======       =======

Securities Pledged to Creditors

The Company pledges investment securities it owns to unaffiliated parties through certain transactions including securities lending, securities sold under agreements to repurchase, and futures contracts. At December 31, 2001 and 2000, the carrying value of fixed maturities available for sale pledged to third parties as reported in the Statements of Financial Position are $54.8 million and $57.3 million.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

3.  INVESTMENTS (continued)

Net Unrealized Investment (Losses) Gains

Net unrealized investment (losses) gains on fixed maturities available for sale are included in the Statements of Financial Position as a component of "Accumulated other comprehensive income." Changes in these amounts include adjustments to exclude from "Other comprehensive income (loss)" those items that are included as part of "net income" for a period that also had been part of "Other comprehensive income (loss)" in earlier periods. The amounts for the years ended December 31, net of tax, are as follows:

                                                                                                             Accumulated Other
                                                                                                               Comprehensive
                                                                                                               Income (Loss)
                                                                    Deferred                      Deferred     Related to Net
                                                    Unrealized       Policy     Policyholders'   Income Tax      Unrealized
                                                   Gains (Losses)  Acquisition     Account       (Liability)     Investment
                                                   on Investments     Costs        Balances        Benefit     Gains (Losses)
                                                   -------------- ------------- -------------    ----------- ----------------
                                                                                     (In Thousands)
Balance, December 31, 1998                            $  5,233       $ (3,545)      $    987       $ (1,082)      $  1,593

  Net investment gains (losses) on investments
  arising during the period                            (28,794)            --             --         10,366        (18,428)

  Reclassification adjustment for gains (losses)
  included in net income                                 4,610             --             --         (1,660)         2,950

  Impact of net unrealized investment gains
  (losses) on deferred policy acquisition costs             --         14,681             --         (5,285)         9,396

  Impact of net unrealized investment gains
  (losses) on policyholders' account balances               --             --         (2,499)           900         (1,599)
                                                      --------       --------       --------       --------       --------

Balance, December 31, 1999                             (18,951)        11,136         (1,512)         3,239         (6,088)

  Net investment gains (losses) on investments
  arising during the period                             12,620             --             --         (4,454)         8,166

  Reclassification adjustment for gains (losses)
  included in net income                                 4,324             --             --         (1,526)         2,798

  Impact of net unrealized investment
  gains (losses) on deferred policy acquisition             --        (10,161)            --          3,658         (6,503)

  Impact of net unrealized investment gains
  (losses) on policyholders' account balances               --             --          1,350           (486)           864

                                                      --------       --------       --------       --------       --------
Balance, December 31, 2000                              (2,007)           975           (162)           431           (763)

  Net investment gains (losses) on investments
  arising  during the period                             5,938             --             --         (2,138)         3,800

  Reclassification adjustment for gains (losses)
  included in net income                                 7,807             --             --         (2,810)         4,997

  Impact of net unrealized investment gains
  (losses) on deferred policy acquisition costs             --         (8,109)            --          2,919         (5,190)


  Impact of net unrealized investment gains
  (losses) on policyholders' account balances               --             --          1,376           (496)           880
                                                      --------       --------       --------       --------       --------
Balance, December 31, 2001                            $ 11,738       $ (7,134)      $  1,214       $ (2,094)      $  3,724
                                                      ========       ========       ========       ========       ========

Pruco Life Insurance Company of New Jersey

--------------------------------------------------------------------------------
Notes to Financial Statements

4.       DEFERRED POLICY ACQUISITION COSTS

The balance of and changes in deferred policy acquisition costs for the year ended December 31, are as follows:

                                                              2001               2000             1999
                                                           ---------           ---------       ---------
                                                                           (In Thousands)
Balance, Beginning of Year                                 $ 116,653           $ 129,184       $ 113,923
Capitalization of Commissions, Sales and Issue
Expenses                                                      25,953              10,638          13,439
Amortization                                                 (15,522)            (13,008)        (12,859)
Change in Unrealized Investment (Gains) Losses                (8,109)            (10,161)         14,681
                                                           ---------           ---------       ---------
Balance, End of Year                                       $ 118,975           $ 116,653       $ 129,184
                                                           =========           =========       =========

5.  POLICYHOLDERS' LIABILITIES

Future policy benefits and other policyholder liabilities at December 31 are as follows:

                                                  2001              2000
                                             --------------     --------------
                                                      (In Thousands)

         Life Insurance                      $   114,698         $  103,557
         Annuities                                 4,702              4,661
                                             --------------      -------------
                                             $   119,400         $  108,218
                                             ==============      =============

Life insurance liabilities include reserves for death benefits. Annuity liabilities include reserves for annuities that are in payout status.

The following table highlights the key assumptions generally utilized in calculating these reserves:

      Product                       Mortality                       Interest Rate            Estimation Method
-----------------------  ------------------------------------  ----------------------- ------------------------------
Life Insurance           Generally rates                            2.5% to 11.25%     Net level premium based
Variable and             guaranteed in calculating                                     on non-forfeiture interest
Interest-Sensitive       cash surrender values                                         rate

Life Insurance  -        Best estimate plus a provision for          6.5% to 6.75%     Net level premium plus a
Term Insurance           adverse deviation                                             provision for adverse
                                                                                       deviation

Individual               Mortality table varies based on            6.25% to 8.75%     Present value of expected
Annuities                the issue year of the contract.                               future payment based on
                         Current table (for 1998 and later                             historical experience
                         issues) is the Annuity 2000
                         Mortality Table


 Policyholders' account balances at December 31, are as follows:

                                                    2001               2000
                                                -------------      -------------
                                                          (In Thousands)

         Interest-Sensitive Life Contracts      $  345,344         $  332,761
         Individual Annuities                      111,828            101,681
                                                -------------      -------------
                                                $  457,172         $  434,442
                                                =============      =============

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

5.  POLICYHOLDERS' LIABILITIES (continued)

Policyholders' account balances for interest-sensitive life and individual annuities are equal to policy account values plus unearned premiums. The policy account values represent an accumulation of gross premium payments plus credited interest less withdrawals, expenses, and mortality charges.

Certain contract provisions that determine the policyholder account balances are as follows:

           Product                           Interest Rate                Withdrawal / Surrender Charges
---------------------------------    ----------------------------      ----------------------------------
Interest Sensitive Life Contracts            3.0% to 6.75%              Various up to 10 years


Individual Annuities                         3.0% to 6.0%               0% to 7% for up to 9 years

6.  REINSURANCE

The Company participates in reinsurance with Prudential and other companies, in order to provide greater diversification of business, provide additional capacity for future growth and limit the maximum net loss potential arising from large risks. Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. The likelihood of a material reinsurance liability reassumed by the Company is considered to be remote.

Reinsurance amounts included in the Statement of Operations and Comprehensive Income for the years ended December 31 are below.

                                               2001         2000        1999
                                             --------     --------    --------
                                                         (In Thousands)

Reinsurance Premiums ceded - affiliated      $  (257)      $   (19)      $ (17)
Reinsurance Premiums ceded - unaffiliated    $(2,540)      $  (445)      $  --

Policyholders' Benefits ceded                $   762       $   110       $  --

Reinsurance recoverables, included in "Other assets" in the Company's Statements of Financial Position, at December 31 were as follows:

                                                 2001          2000
                                             -----------   -----------
                                                   (In Thousands)

     Life Insurance - affiliated                 $ 2,416         $ 369
                                             ===========   ===========

    The gross and net amounts of life insurance in force at December 31, were as follows:

                                               2001               2000               1999
                                               ----               ----               ----
                                                              (In Thousands)
Life Insurance Face Amount In Force        $ 11,071,045       $  7,874,501       $  7,523,324

Ceded To Other Companies                     (3,697,344)          (673,474)            (1,763)
                                           ------------       ------------       ------------
Net Amount of Life Insurance In Force      $  7,373,701       $  7,201,027       $  7,521,561
                                           ============       ============       ============

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

7.  INCOME TAXES

The components of income taxes for the years ended December 31, are as follows:

                                       2001           2000           1999
                                     --------       --------       --------
                                                   (In Thousands)
Current Tax Expense (Benefit):
   U.S                               $ (3,756)      $ 15,365       $  6,769
   State and Local                        153             --            178
                                     --------       --------       --------
 Total                                 (3,603)        15,365          6,947
                                     --------       --------       --------


Deferred Tax Expense (Benefit):
   U.S                                 10,019         (3,211)           (54)
   State and Local                         88            545             (2)
                                     --------       --------       --------
   Total                               10,107         (2,666)           (56)
                                     --------       --------       --------

 Total Income Tax Expense            $  6,504       $ 12,699       $  6,891
                                     ========       ========       ========

The income tax expense for the years ended December 31, differs from the amount computed by applying the expected federal income tax rate of 35% to income from operations before income taxes for the following reasons:

                                           2001           2000           1999
                                         --------       --------       --------
                                                       (In Thousands)

Expected Federal Income Tax Expense      $  7,734       $ 12,699       $  6,891
State and Local Income Taxes                  157            354            114
Non taxable investment income              (1,558)          (843)          (878)
Other                                         171            489            764
                                         --------       --------       --------
Total Income Tax Expense                 $  6,504       $ 12,699       $  6,891
                                         ========       ========       ========

Deferred tax assets and liabilities at December 31, resulted from the items listed in the following table:

                                                      2001          2000
                                                    --------      --------
                                                          (In Thousands)
Deferred Tax Assets
   Insurance Reserves                               $  7,331      $ 15,961
   Investments                                         1,061          (914)
                                                    --------      --------
   Deferred Tax Assets                                 8,392        15,047
                                                    --------      --------

Deferred Tax Liabilities
   Deferred Acquisition Costs                         35,233        34,249
   Net Unrealized (Gains) Losses on Securities         4,226          (723)
   Other                                               1,835         1,791
                                                    --------      --------
   Deferred Tax Liabilities                           41,294        35,317
                                                    --------      --------

Net Deferred Tax Liability                          $ 32,902      $ 20,270
                                                    ========      ========


Management believes that based on its historical pattern of taxable income, the Company will produce sufficient income in the future to realize its deferred tax assets after valuation allowance. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of the deferred tax asset that is realizable. At December 31, 2001 and 2000, respectively, the Company had no federal operating loss carryforwards and $4 million of state operating loss carryforwards for tax purposes, which will expire in 2021.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

7.  INCOME TAXES (continued)

The Internal Revenue Service (the "Service") has completed all examinations of the consolidated federal income tax returns through 1992. The Service has examined the years 1993 through 1995. The Service has completed its examination of 1996 and has begun its examination of 1997 through 2000. Discussions are being held with the Service with respect to proposed adjustments. Management, however, believes there are adequate defenses against, or sufficient reserves to provide for such adjustments.

8.  STATUTORY NET INCOME AND SURPLUS

The Company is required to prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the New Jersey Department of Banking and Insurance. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions and valuing investments, deferred taxes, and certain assets on a different basis.

Statutory net income (loss) of the Company amounted to $(12.1) million, $21.3 million, and $20.2 million for the years ended December 31, 2001, 2000, and 1999, respectively. Statutory surplus of the Company amounted to $111.5 million and $294.3 million at December 31, 2001 and 2000, respectively.

In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance ("Codification"), which replaces the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting as of January 1, 2001. Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in certain areas. The Company has adopted the Codification guidance effective January 1, 2001. As a result of these changes, the Company reported an increase to statutory surplus of $7 million, primarily relating to the recognition of deferred tax assets.


9.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values presented below have been determined using available market information and by applying valuation methodologies. Considerable judgment is applied in interpreting data to develop the estimates of fair value. Estimates of fair values may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair values. The following methods and assumptions were used in calculating the estimated fair values (for all other financial instruments presented in the table, the carrying value approximates estimated fair value).

Fixed maturities
Estimated fair values for fixed maturities, other than private placement securities, are based on quoted market prices or estimates from independent pricing services. Generally, fair values for private placement securities are estimated using a discounted cash flow model which considers the current market spreads between the U.S. Treasury yield curve and corporate bond yield curve, adjusted for the type of issue, its current credit quality and its remaining average life. The estimated fair value of certain non-performing private placement securities is based on amounts estimated by management.

Policy loans
The estimated fair value of policy loans is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayment patterns.

Investment contracts
For individual deferred annuities and other deposit liabilities, fair value approximates carrying value.

Derivative financial instruments
See note 10 for disclosure of fair value on these instruments.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

9.  FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)


The following table discloses the carrying amounts and estimated fair values of the Company's financial instruments at December 31:

                                                          2001                             2000
                                              --------------------------      ---------------------------
                                                Carrying       Estimated        Carrying        Estimated
                                                 Value        Fair Value          Value        Fair Value
                                              ----------      ----------      ----------       ----------
                                                                     (In Thousands)
Financial Assets:
   Fixed Maturities:
       Available for Sale                     $  490,734      $  490,734      $  612,851      $  612,851
       Held to Maturity                             --              --             7,470           7,259
   Policy loans                                  158,754         169,701         152,111         156,786
   Short-Term Investments                         32,983          32,983          28,759          28,759
   Cash and Cash Equivalents                      58,212          58,212          65,237          65,237
   Separate Accounts Assets                    1,631,113       1,631,113       1,805,584       1,805,584

Financial Liabilities:
   Investment Contracts                       $  117,694      $  117,694      $  102,255      $  102,255
   Cash Collateral for Loaned Securities          36,092          36,092          48,309          48,309
   Securities Sold Under Agreements
       to Repurchase                              18,514          18,514           9,754           9,754
   Separate Accounts Liabilities               1,631,113       1,631,113       1,805,584       1,805,584

10. DERIVATIVE AND OFF-BALANCE SHEET CREDIT-RELATED INSTRUMENTS

Adoption of Statement of Financial Accounting Standards No. 133

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended, on January 1, 2001. The adoption of this statement did not have a material impact on the results of operations of the Company.

Derivative Financial Instruments

A derivative is a financial instrument whose value is derived from interest rates, foreign exchange rates, financial indices, or the value of securities or commodities. Derivative financial instruments used by the Company include swaps, futures, forwards and option contracts and may be exchange-traded or contracted in the over-the-counter market. The Company uses derivative financial instruments to seek to reduce market risk from changes in interest rates and to alter interest rate or currency exposures arising from mismatches between assets and liabilities. All of the Company's derivatives are classified as other than trading. As of December 31, 2001, none of the Company's derivatives qualifies for hedge accounting treatment, therefore they are shown at fair value, with changes in fair value reported in current earnings.

Futures
The Company uses exchange-traded Treasury futures and options to reduce market risk from changes in interest rates, and to manage the duration of assets and the duration of liabilities supported by those assets. In exchange-traded futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which are determined by the value of designated classes of Treasury securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures and options with regulated futures commissions merchants who are members of a trading exchange. The fair value of futures and options is based on market quotes.

Treasury futures move substantially in value as interest rates change and can be used to either modify or hedge existing interest rate risk. This strategy protects against the risk that cash flow requirements may necessitate liquidation of investments at unfavorable prices resulting from increases in interest rates. This strategy can be a more cost effective way of temporarily reducing the Company's exposure to a market decline than selling fixed income securities and purchasing a similar portfolio when such a decline is believed to be over.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

10. DERIVATIVE AND OFF-BALANCE SHEET CREDIT-RELATED INSTRUMENTS (continued)

If futures meet hedge accounting criteria, changes in their fair value are deferred and recognized as an adjustment to the carrying value of the hedged item. Deferred gains or losses from the hedges for interest-bearing financial instruments are amortized as a yield adjustment over the remaining lives of the hedged item. Futures that do not qualify as hedges are carried at fair value with changes in value reported in current period earnings. The notional and fair value of futures contracts was $37.0 million and $.03 million at December 31, 2001, respectively. The notional and fair value of futures contracts was $3.6 million and $.1 million at December 31, 2000, respectively.

Credit Risk
The current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral where appropriate and customary. The Company also attempts to minimize its exposure to credit risk through the use of various credit monitoring techniques. All of the net credit exposure for the Company from derivative contracts is with investment-grade counterparties. As of December 31, 2000, 100% of the notional consisted of interest rate derivatives.


11. CONTINGENCIES AND LITIGATION

Prudential and the Company are subject to legal and regulatory actions in the ordinary course of their businesses, including class actions. Pending legal and regulatory actions include proceedings relating to aspects of the businesses and operations that are specific to the Company and Prudential and that are typical of the businesses in which the Company and Prudential operate. Some of these proceedings have been brought on behalf of various alleged classes of complainants. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages.

Beginning in 1995, regulatory authorities and customers brought significant regulatory actions and civil litigation against the Company and Prudential involving individual life insurance sales practices. In 1996, Prudential, on behalf of itself and many of its life insurance subsidiaries including the Company entered into settlement agreements with relevant insurance regulatory authorities and plaintiffs in the principal life insurance sales practices class action lawsuit covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995. Pursuant to the settlements, the companies agreed to various changes to their sales and business practices controls, to a series of fines, and to provide specific forms of relief to eligible class members. Virtually all claims by class members filed in connection with the settlements have been resolved and virtually all aspects of the remediation program have been satisfied. While the approval of the class action settlement is now final, Prudential and the Company remain subject to oversight and review by insurance regulators and other regulatory authorities with respect to its sales practices and the conduct of the remediation program. The U.S. District Court has also retained jurisdiction as to all matters relating to the administration, consummation, enforcement and interpretation of the settlements.

As of December 31, 2001, Prudential and/or the Company remained a party to approximately 44 individual sales practices actions filed by policyholders who "opted out" of the class action settlement relating to permanent life insurance policies issued in the United States between 1982 and 1995. In addition, there were 19 sales practices actions pending that were filed by policyholders who were members of the class and who failed to "opt out" of the class action settlement. Prudential and the Company believe that those actions are governed by the class settlement release and expects them to be enjoined and/or dismissed. Additional suits may be filed by class members who "opted out" of the class settlements or who failed to "opt out" but nevertheless seek to proceed against Prudential and/or the Company. A number of the plaintiffs in these cases seek large and/or indeterminate amounts, including punitive or exemplary damages. Some of these actions are brought on behalf of multiple plaintiffs. It is possible that substantial punitive damages might be awarded in any of these actions and particularly in an action involving multiple plaintiffs.

Prudential has indemnified the Company for any liabilities incurred in connection with sales practices litigation covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995.

The Company's litigation is subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters should not have a material adverse effect on the Company's financial position.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

12. DIVIDENDS

The Company is subject to New Jersey law which requires any shareholder dividend or distribution must be filed with the New Jersey Commissioner of Insurance. Cash dividends may only be paid out of earned surplus derived from realized net profits. The Company received approval from the New Jersey Commissioner of Insurance to pay an extraordinary dividend to its Parent in 2001 of $186 million.


13. RELATED PARTY TRANSACTIONS

The Company has extensive transactions and relationships with Prudential and other affiliates. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Expense Charges and Allocations
All of the Company's expenses are allocations or charges from Prudential or other affiliates. These expenses can be grouped into the following categories: general and administrative expenses, retail distribution expenses and asset management fees.

The Company's general and administrative expenses are charged to the Company using allocation methodologies based on business processes. Management believes that the methodology is reasonable and reflects costs incurred by Prudential to process transactions on behalf of the Company. Prudential and the Company operate under service and lease agreements whereby services of officers and employees, supplies, use of equipment and office space are provided by Prudential.

The Company is allocated estimated distribution expenses from Prudential's retail agency network for both its domestic life and annuity products. The Company has capitalized certain of these distribution expenses as deferred policy acquisition costs. Beginning April 1, 2000, Prudential and the Company agreed to revise the estimate of allocated distribution expenses to reflect a market based pricing arrangement.

In accordance with a profit sharing agreement with Prudential that was in effect through December 31, 2000, the Company received fee income from policyholder account balances invested in the Prudential Series Funds ("PSF"). These revenues were recorded as "Asset management fees" in the Statements of Operations and Comprehensive Income. The Company was charged an asset management fee by Prudential Global Asset Management ("PGAM") and Jennison Associates LLC ("Jennison") for managing the PSF portfolio. These expenses are a component of general, administrative and other expenses.

On September 29, 2000, the Board of Directors for the Prudential Series Fund, Inc. ("PSFI") adopted resolutions to terminate the existing management agreement between PSFI and Prudential, and has appointed another subsidiary of Prudential as the fund manager for PSF. The change was approved by the shareholders of the PSFI during early 2001 and effective January 1, 2001, the Company will no longer receives fees associated with the PSF. In addition, the Company will no longer incur the asset management expense from PGAM and Jennison associated with the PSF.

Corporate Owned Life Insurance
The Company has sold a Corporate Owned Life Insurance ("COLI") policy to Prudential. The cash surrender value included in Separate Accounts was $165.7 million and $182.4 million at December 31, 2001 and December 31, 2000, respectively.

Reinsurance
The Company currently has a reinsurance agreement in place with Prudential ("the reinsurer"). The reinsurance agreement is a yearly renewable term agreement in which the Company may offer and the reinsurer may accept reinsurance on any life in excess of the Company's maximum limit of retention. The Company is not relieved of its primary obligation to the policyholder as a result of these reinsurance transactions. These agreements had no material effect on net income for the years ended December 31, 2001, 2000, and 1999.

Debt Agreements
In July 1998, the Company established a revolving line of credit facility with Prudential Funding LLC, a wholly-owned subsidiary of Prudential. There is no outstanding debt relating to this credit facility as of December 31, 2001.

                        Report of Independent Accountants



   To the Board of Directors and Stockholder of Pruco Life Insurance Company of New Jersey

   In our opinion, the financial statements listed in the accompanying index present fairly, in all material aspects, the financial position of Pruco Life Insurance Company of New Jersey (an indirect, wholly-owned subsidiary of The Prudential Insurance Company of America) at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


   PricewaterhouseCoopers LLP
   New York, New York
   February 21, 2002

                                     PART II

                                OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                     REPRESENTATION WITH RESPECT TO CHARGES

Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey") represents that the fees and charges deducted under the Variable Universal Life Insurance Contracts registered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Pruco Life of New Jersey.

                   UNDERTAKING WITH RESPECT TO INDEMNIFICATION

The Registrant, in conjunction with certain affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

New Jersey, being the state or organization of Pruco Life of New Jersey, permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of New Jersey law permitting indemnification can be found in Section 14A:3-5 of the New Jersey Statutes Annotated. The text of Pruco Life of New Jersey's By-law, Article V, which relates to indemnification of officers and directors, is filed as Exhibit 1.A.(6)(c) to Form S-6, Registration No. 333-85117, filed on August 13, 1999 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.

Cross-reference to items required by Form N-8B-2.

The prospectus consisting of XX pages.

The undertaking to file reports.

The representation with respect to charges.

The undertaking with respect to indemnification.

The signatures.

Written consents of the following persons:

      PricewaterhouseCoopers, LLC
      Clifford E. Kirsch, Esq.
      Pamela A. Schiz, FSA, MAAA

The following exhibits:

      1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-B-2:

            A.    (1)   (a)   Resolution of Board of Directors of Pruco Life
                              Insurance Company of New Jersey establishing the
                              Pruco Life of New Jersey Variable Appreciable
                              Account. (Note 3)
                        (b)   Amendment of Separate Account Resolution. (Note 1)

                  (2)   Not Applicable.

                  (3)   Distributing Contracts:

                        (a) Distribution Agreement between Pruco Securities Corporation and Pruco Life Insurance Company of New Jersey. (Note 3)
                        (b) Proposed form of Agreement between Pruco Securities Corporation and independent brokers with respect to the Sale of the Contracts. (Note
                              1)
                        (c)   Schedules of Sales Commissions. (Note 1)

                  (4)   Not Applicable.

                  (5)   Variable Universal Life Insurance Contract. (Note 6)

                  (6)   (a)   Articles of Incorporation of Pruco Life Insurance
                              Company of New Jersey, as amended March 11, 1983.
                              (Note 3)
                        (b)   Certificate of Amendment of the Articles of
                              Incorporation of Pruco Life Insurance Company of
                              New Jersey, February 12, 1998. (Note 4)
                        (c)   By-laws of Pruco Life Insurance Company of New
                              Jersey, as amended August 4, 1999. (Note 5)

                  (7)   Not Applicable.

                  (8)   Not Applicable.

                  (9)   Not Applicable.

                  (10)  (a)   New Jersey Application Form for Variable Universal
                              Life Insurance Contract. (Note 5)
                        (b)   Supplement to the Application for Variable
                              Universal Life Insurance Contract. (Note 5)

                  (11)  Not Applicable.

                  (12) Memorandum describing Pruco Life Insurance Company of New Jersey's issuance, transfer, and redemption procedures for the Contracts pursuant to Rule 6e-3(T)(b)(12)(iii). (Note 1)

                  (13)  Available Contract Riders and Endorsements.

                        (a) Rider for Flexible Term Insurance Benefit of Life of Insured - VL 197B (Note 1)
                        (b) Rider for Flexible Term Insurance Benefit of Life of Insured - VL 197B2 (Note 1)
                        (c) Endorsement providing Type C Death Benefit Provisions (Note 6)

      2.    See Exhibit 1.A.(5).

      3. Opinion and Consent of Clifford E. Kirsch, Esq., as to the legality of the securities being registered. (Note 1)

      4.    None.

      5.    Not Applicable.

      6. Opinion and Consent of Pamela A. Schiz, FSA, MAAA, as to actuarial matters pertaining to the securities being registered. (Note 1)

      7.    Powers of Attorney.

            (a)   Vivian L. Banta, Richard J. Carbone, Helen M. Galt (Note 7)
            (b)   James J. Avery, Jr. (Note 2)
            (c)   Ronald P. Joelson (Note 8)
            (d)   William Eckert, IV, David R. Odenath (Note 9).

(Note 1)    Filed herewith.
(Note 2)    Incorporated by reference to Post-Effective Amendment No. 10 to Form
            S-1, Registration No. 33-20018, filed April 9, 1998 on behalf of the
            Pruco Life of New Jersey Variable Contract Real Property Account.
(Note 3)    Incorporated by reference to Post-Effective Amendment No. 26 to Form
            S-6, Registration No. 2-89780, filed April 28, 1997 on behalf of the
            Pruco Life of New Jersey Variable Appreciable Account.
(Note 4)    Incorporated by reference to Post-Effective Amendment No. 12 for
            Form S-1, Registration No. 33-20018, filed on April 19, 1999 on behalf of the Pruco Life of New Jersey Variable Contract Real
            Property Account.
(Note 5)    Incorporated by reference to Form S-6, Registration No. 333-85117, filed on August 13, 1999 on behalf of the Pruco Life of New Jersey
            Variable Appreciable Account.
(Note 6)    Incorporated by reference to Form S-6, Registration No. 333-94115, filed on January 5, 2000 on behalf of the Pruco Life of New Jersey
            Variable Appreciable Account.
(Note 7)    Incorporated by reference to Post-Effective Amendment No. 5 to Form
            S-6, Registration No. 333-85117, filed June 28, 2001 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(Note 8)    Incorporated by reference to Post-Effective Amendment No. 14 to Form
            S-1, Registration No. 33-20018, filed April 10, 2001 on behalf of the Pruco Life of New Jersey Variable Contract Real Property
            Account.
(Note 9)    Incorporated by reference to Pre-Effective Amendment No. 1 to Form
            S-6, Registration No. 333-49334, filed February 8, 2001 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, the Pruco Life of New Jersey Variable Appreciable Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the city of Newark and the State of New Jersey, on this 17th day of September, 2002.

(Seal)        Pruco Life of New Jersey Variable Appreciable Account
                                  (Registrant)

                 By: Pruco Life Insurance Company of New Jersey
                                   (Depositor)

Attest: /s/ Thomas C. Castano                   By: /s/ Andrew J. Mako
        --------------------------                  ----------------------------
        Thomas C. Castano                           Andrew J. Mako
        Assistant Secretary                         Executive Vice President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on this 17th day of September, 2002.

           Signature and Title
           -------------------

/s/ *
-------------------------------------------
Vivian L. Banta
President, Chairperson, and Director


/s/ *
-------------------------------------------
William J. Eckert, IV
Vice President and Chief Accounting Officer


/s/ *                                          *By: /s/ Thomas C. Castano
-------------------------------------------        -----------------------------
James J. Avery, Jr.                                Thomas C. Castano
Director                                           (Attorney-in-Fact)


/s/*
-------------------------------------------
Richard J. Carbone
Director


/s/ *
-------------------------------------------
Helen M. Galt
Director


/s/ *
-------------------------------------------
Ronald P. Joelson
Director


/s/ *
-------------------------------------------
David R. Odenath, Jr.
Director

                       Consent of Independent Accountants

We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Form S-6 (the "Registration Statement") of our report dated February 21, 2002, relating to the financial statements of Pruco Life Insurance Company of New Jersey, which appears in such Prospectus.

We also consent to the reference to us under the heading "Experts" in the Prospectus.


PricewaterhouseCoopers LLP

New York, New York
September 17, 2002

                                  EXHIBIT INDEX

                Consent of PricewaterhouseCoopers LLP, independent accountants.

 1.A.(1)(b)         Amendment of Separate Account Resolution.

 1.A.(3)(b)         Proposed form of Agreement between Pruco Securities
                    Corporation and independent brokers with respect to the Sale of the Contracts.

 1.A.(3)(c)         Schedule of Sales Commissions.

   1.A.(12) Memorandum describing Pruco Life Insurance Company's issuance, transfer, and redemption procedures for the Contracts pursuant to Rule 6e-3(T)(b)(12)(iii).

1.A.(13)(a)         Rider for Flexible Term Insurance Benefit of Life of Insured
                    - VL 197B

1.A.(13)(b)         Rider for Flexible Term Insurance Benefit of Life of Insured
                    - VL 197B2

         3. Opinion and Consent of Clifford E. Kirsch, Esq. as to the legality of the securities being registered.

         6. Opinion and Consent of Pamela A. Schiz, MAAA, FSA, as to actuarial matters pertaining to the securities being registered